

40-33
811-6463
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

AIM INTERNATIONAL MUTUAL FUNDS


SEC MAIL PROCESSING
RECEIVED
NOV 0 7 2005
WASH, D.C. 213 SECTION


05072727

November 1, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of **Transfer Order** filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland* and *Darrell V. McGraw, Jr., Attorney General of the State of West Virginia v. AIM Advisors, Inc., et al.*

Sincerely,

Stephen R. Rimes

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

PROCESSED
DEC 0 2 2005
THOMSON
FINANCIAL

S:\srr\Litigation\MDL\Corr\L-110105SEC.doc
110105 (1) vtt

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

S:\srr\Litigation\MDL\Corr\Attachment A amended.doc
120804 vtt

MDL 1586

DOCKET NO. 1586

BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION

Lydia Maxwell v. PIMCO Funds Multi-Manager Series, C.D. California, C.A. No. 8:05-479
David Rothschild v. Federated American Leaders Fund, Inc., et al., W.D. Pennsylvania, C.A. No. 2:05-896
Darrell V. McGraw, Jr. v. Aim Advisors, Inc., et al., N.D. West Virginia, C.A. No. 5:05-78

BEFORE WM. TERRELL HODGES, CHAIRMAN, JOHN F. KEENAN, D. LOWELL JENSEN, J. FREDERICK MOTZ, ROBERT L. MILLER, JR., KATHRYN H. VRATIL AND DAVID R. HANSEN, JUDGES OF THE PANEL*

TRANSFER ORDER

Presently before the Panel are motions by plaintiffs in these actions, pursuant to Rule 7.4, R.P.J.P.M.L., 199 F.R.D. 425, 435-36 (2001), to vacate the Panel's orders conditionally transferring the actions to the District of Maryland for inclusion in the Section 1407 proceedings occurring there in this docket. Defendants favor inclusion of these actions in MDL-1586 proceedings.

On the basis of the papers filed and hearing session held, the Panel finds that these actions share sufficient questions of fact with actions in this litigation previously transferred to the District of Maryland. Transfer of the actions to that district for inclusion in the coordinated or consolidated pretrial proceedings occurring there will serve the convenience of the parties and witnesses and promote the just and efficient conduct of this litigation. Plaintiffs' pending or anticipated motions to remand to state court can be presented to and decided by the transferee judges. *See, e.g., In re Ivy*, 901 F.2d 7 (2d Cir. 1990); *In re Prudential Insurance Company of America Sales Practices Litigation*, 170 F.Supp.2d 1346, 1347-48 (J.P.M.L. 2001). The Panel further finds that transfer of these actions is appropriate for reasons expressed by the Panel in its original order directing centralization in this docket. In that order, the Panel held that the District of Maryland was a proper Section 1407 forum for actions arising out of allegations of market timing and/or late trading in the mutual fund industry. *See In re Mutual Funds Investment Litigation*, 310 F.Supp.2d 1359 (J.P.M.L. 2004).

---

* Judge Motz took no part in the decision of this matter.

IT IS THEREFORE ORDERED that, pursuant to 28 U.S.C. § 1407, these actions are transferred to the District of Maryland and, with the consent of that court, assigned to the Honorable J. Frederick Motz, Andre M. Davis, and Catherine C. Blake for inclusion in the coordinated or consolidated pretrial proceedings occurring there in this docket.

FOR THE PANEL:



Wm. Terrell Hodges
Chairman

4/0 - 33

811- 6463
Branch 18



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL PROCESSING
RECEIVED
NOV 07 2005
WASH, D.C.
213
SECTION

November 1, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of an **Plaintiffs' Reply to Defendants' Partial Opposition to (1) Plaintiffs' August 22, 2005 Motion to File Consolidated Amended Complaint, Change Parties, and Modify Case Caption and (2) Plaintiffs' August 30, 2005 Motion to File Second Amended Consolidated Complaint** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al, Fernando Papia, et al. v. A I M Advisors, Inc., et al*, and *Ronald Kondracki v. A I M Advisors, Inc. and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-110105SEC.doc
110105 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al. Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	)	Civil Action No.: 04-CV-2555
FERNANDO PAPIA, et al., Plaintiffs, v. AIM ADVISORS, INC. et al., and AIM DISTRIBUTORS, INC., Defendants.	)	
RONALD KONDRACKI, Plaintiffs, v. AIM ADVISORS, INC. et al., and AIM DISTRIBUTORS, INC., Defendants.	)	Judge Keith P. Ellison

PLAINTIFFS' REPLY TO DEFENDANTS' PARTIAL OPPOSITION TO (1) PLAINTIFFS' AUGUST 22, 2005 MOTION TO FILE CONSOLIDATED AMENDED COMPLAINT, CHANGE PARTIES, AND MODIFY CASE CAPTION AND (2) PLAINTIFFS' AUGUST 30, 2005 MOTION TO FILE SECOND AMENDED CONSOLIDATED COMPLAINT

Plaintiffs file this reply to Defendants' partial opposition to Plaintiffs' motion regarding their Consolidated Amended Complaint and Second Amended Complaint.

I. ARGUMENT

A. Plaintiffs' Proposed Amendments Streamline The Litigation In Two Ways

First, Plaintiffs filed their amended complaints as consolidated complaints because these cases have been consolidated for pretrial purposes, *see* December 23, 2004 Order consolidating *Papia* and *Berdat* cases into *Berdat* (Attachment 1); April 19, 2005 Order consolidating *Kondracki* into *Berdat* case (Attachment 2), and it is more efficient for the Court and the parties than filing three separate complaints. Second, in amending the complaint pursuant to the Court's July 28, 2005 Order, Plaintiffs focused on a smaller number of funds. While Defendants complain that Plaintiffs have "deal[t] entirely new cards," Opposition at 1, in fact, Plaintiffs merely dealt fewer cards from the same deck. Defendants claim to be "disturbed" by this; yet, notably, they do not object to the narrowing of the case.[1]

B. Plaintiffs Should Be Permitted to Amend Their Complaint To Substitute And Add Plaintiffs For Funds In The Original Complaint

Defendants misplace their focus on the standing issue[2] as courts have long allowed the substitution of plaintiffs to cure standing deficiencies in situations where the plaintiffs are acting

[1] Defendants also insinuate that Plaintiffs did not drop claims on behalf of funds until after they received discovery from Defendants. *Id.* In fact, Plaintiffs did so because the opportunity to do so presented itself with the Court's July 28, 2005 Order to amend the complaint. Defendants' production of a number of contracts that bear little on the issues presented in this litigation had nothing whatsoever to do with the plaintiffs' decision to narrow the number of funds in these consolidated cases. Further, the little discovery Defendants have produced to date consist only of advisory agreements, distribution agreements, and 12b-1 plans that are virtually identical to each other and which they would be obliged to produce regardless of the number of funds named in the complaint.

[2] This issue is more appropriately raised in a separate motion to dismiss.

in a representative capacity.[3] *See Graves v. Walton County Bd. Of Education*, 686 F.2d 1135 (5th Cir. 1982). *See also Corbin v. Blankenburg*, 39 F.3d 650, 653 (6th Cir. 1994) (noting that "Congress would have looked askance at any abatement rule calculated to leave [those on whose behalf an action was brought] high and dry ... " if the individual who brought the action lost standing); *Harris County Wrecker Owners v. City of Houston*, 943 F. Supp. 711 (S.D. Tex. 1996). To not allow plaintiffs to seek a replacement in a situation where the defendants are on notice of a claim, but a plaintiff thereafter lost standing by selling a fund, would leave the investing public "high and dry" while allowing offending defendants a free pass on illicitly obtained gains. This would take the teeth out of the only enforcement mechanism available to shareholders wishing to challenge the legitimacy of fees charged by the funds in which they have invested. As such, the analysis of whether Plaintiffs should be allowed to amend their complaint to substitute plaintiffs for the Constellation Fund, which was a fund included in the original complaint, should focus on Fed. R. Civ. P. 15(a).[4]

---

[3] Defendants rely on two inapposite cases to support their argument that Plaintiffs should not be allowed to cure any standing deficiency. In *Summit Office Park v. United States Steel Corp.*, 639 F.2d 1278 (5th Cir. 1981), plaintiffs attempted to substitute new plaintiffs *for a new cause of action* due to an intervening Supreme Court decision which had the effect of barring the original claims by the original plaintiffs. That situation does not exist here. Importantly, the Fifth Circuit specifically cautioned:

> The circumstances of [the *Summit*] case are unique...[O]ur decision in this case [is not] a restriction or limitation on the amendment procedure as it pertains to adding parties plaintiff or curing a defect in the cause of action. Rather, we hold *only* that where a plaintiff *never* had standing to assert a claim against the defendants, it does not have standing to amend the complaint and control the litigation by substituting new plaintiffs, a new class, and a new cause of action.

Id. at 1282 (emphasis added). Here, both Fred Duncan and Grace Giamanco owned shares of the Constellation Fund when the original complaint was filed and, accordingly, had standing. In *Fox v. Board of Trustees of the State University of New York*, 148 F.R.D. 474 (N.D.N.Y. 1993), *aff'd.*, 42 F.3d 135 (2d Cir. 1994), *cert. den.*, 515 U.S. 1169 (1995), plaintiffs were attempting to amend a complaint for a third time *four and one-half years* after the previous amendment, after the case had been through trial, and after the case had been proceeding through the federal court system for over ten years. *Id.* at 476, 477 n.4, 489.

[4] Regardless of whether the Court addresses Plaintiffs' request as one to substitute plaintiffs through amendment pursuant to Fed. R. Civ. P. 15(a) or add plaintiffs pursuant to Fed. R. Civ. P. 21, the same analysis applies. *Vera v. Bush*, 980 F. Supp. 254, 255 (S.D. Tex. 1997).

In analyzing Rule 15, the Fifth Circuit consistently has held that there is a liberal policy favoring amendment and that leave, therefore, should not be denied unless there is undue delay, bad faith or dilatory motive on the part of the movant; repeated failure to cure deficiencies by amendments previously allowed; or undue prejudice to the opposing party by virtue of allowance of the amendment.[5] *Lowrey v. Tex. A & M Univ. Sys.*, 117 F.3d 242, 245 (5th Cir. 1997). However, "prejudice is the 'touchstone of the inquiry under rule 15(a).'" *Lone Star Ladies Inv. Club v. Schlotzky's Inc.*, 238 F.3d 363, 368 (5th Cir. 2001) (citation omitted).

Defendants can point to no undue prejudice they will suffer if substitute plaintiffs are allowed for the Constellation Fund. The Court is well aware of the fact that virtually no discovery has occurred and that this case is in the very beginning stages of litigation. The claims that will be brought by the substitute plaintiffs will be substantively *identical* to the claims brought by the initial owners of the Constellation Fund, Mr. Duncan and Ms. Giamanco. Further, given that substitute plaintiffs seek to advance the same claims on behalf of the Constellation Fund, if substitution was not allowed, they could simply file a new lawsuit. However, "requiring [plaintiffs] to file a new action . . . would needlessly consume the additional resources of all the parties and of the Court." *Sogevalor, S.A. v. Penn Cent. Corp.*, 137 F.R.D. 12, 14 (S.D. Ohio 1991).

Defendants' only argument (other than standing) against allowing the substitution of plaintiffs for the Constellation Fund has to do with the "look-back" period for damages under

[5] Mr. Duncan and Ms. Giamanco were shareholders of the Constellation Fund at the time the original complaint was filed and for the period one year prior to the filing of the original complaint. Though Mr. Duncan and Ms. Giamanco's broker sold their shares of the Constellation Fund in September 2004, counsel for Plaintiffs did not become aware of this fact until March 30, 2005 while in the process of obtaining proofs of current ownership pursuant to Defendants' request. The facts reveal that the Plaintiffs' motion seeking leave to amend was not the product of undue delay, bad faith or dilatory motive on the part of Plaintiffs. *See In re Initial Pub. Offering Sec. Litig.*, 224 F.R.D. 550 (S.D.N.Y. 2004) (finding no undue delay and allowing substitution of plaintiffs six months after plaintiff's counsel's last contact with the lead plaintiffs).

Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a - 35(b). That is an issue that should be asserted in an affirmative defense, not intertwined with the simple question of whether Plaintiffs should be allowed to amend their complaint. Accordingly, Plaintiffs should be allowed to amend their complaint to substitute in plaintiffs who owned shares of the Constellation Fund at the time the original complaint was filed and who would assert the *identical* claims as Mr. Duncan and Ms. Giamanco.

The same rationale for allowing the substitution of plaintiffs for the Constellation fund applies to the addition of plaintiffs for funds that are the subject of the original complaint. Defendants do not argue that the addition of plaintiffs for those funds is prejudicial. Rather, they repeat their concern about the "look-back" period, an issue that need not (and should not) be addressed in the context of a motion to amend

C. In The Interest Of Judicial Economy, Plaintiffs Should Be Permitted To Amend Their Complaint To Add Two Additional Funds Or To Join Two Funds Pursuant To Fed. R. Civ. P. 20(a)

Plaintiffs separately sought leave to add two new funds (*i.e.* Basic Balanced Fund and Premier Equity Fund) either via amendment pursuant to Rule 15(a) or joinder pursuant to Rule 20(a). The sum total of Defendants' "arguments" against adding the requested two funds are that it was not contemplated by the Court's Order of July 28, 2005, and it will make the case even more unwieldy. Opposition at 2.

Plaintiffs recognized that adding funds was not contemplated in the Court's July 28, 2005 Order, which is precisely why Plaintiffs have sought leave to file the Second Amended Consolidated Complaint. Further, Defendants ignore the fact that if the Court allows the addition of the Basic Balanced and Premier Equity Funds, the effect of the plaintiffs' requested amendments will reduce Plaintiffs original case from 21 funds to eight funds. Plaintiffs find it odd for Defendants, who claim that Plaintiffs' original case was too unwieldy due to the number of funds, to be complaining about a reduction of funds from 21 to eight. And as argued previously, to require Plaintiffs to file new case would be a waste of resources given the relatively infancy of this litigation. *See Sogevalor,* 137 F.R.D. at 14 (allowing amendment where, among other things, "judicial economy suggests that this action proceed now without the delay and waste precipitated by a second filing").

II. CONCLUSION

The Court should grant Plaintiffs' motions to file a consolidated complaint and second amended complaint.

Dated: October 21, 2005

Respectfully submitted,

Robin L. Harrison
State Bar No. 09120700
Southern District I.D. No. 4556
Justin M. Campbell, III
State Bar No. 03721500
Southern District I.D. No. 2988
Campbell Harrison & Dagley L.L.P.
4000 Two Houston Center, 909 Fannin Street
Houston, Texas 77010
(713) 752-2332 Telephone
(713) 752-2330 Facsimile

/s/Michael D. Woerner
Lynn Lincoln Sarko
Michael D. Woerner
Tana Lin
Gretchen F. Cappio
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

ATTORNEYS FOR *BERDAT, PAPIA* and *KONDRACKI* PLAINTIFFS

OF COUNSEL

Ron Kilgard
Gary Gotto
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: (602) 248-0088
Facsimile: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: (842) 727-6500
Facsimile: (843) 727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: (813) 225-2500
Facsimile: (813) 223-7118

Attorneys for *Berdat, Papia* and *Kondracki* Plaintiffs

CERTIFICATE OF SERVICE

A copy of this pleading was served on the following counsel by electronic mail (read receipt requested) and first class mail on October 21, 2005.

Daniel A. Pollack
Pollack and Kaminsky
114 W. 47th St.
New York, NY 10036

dapollack@pollacklawfirm.com

Charles S. Kelley
Mayer, Brown, Rowe & Maw LLP
700 Louisiana Street
Suite 3600
Houston, Texas 77002

ckelley@mayerbrownrowe.com

Michael K. Oldham
Gibbs & Bruns, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002

moldham@gibbs-bruns.com

/s/Michael D. Woerner
Michael D. Woerner

N:\CLIENTS\26495\1\PLEADINGS\PLREPLYDEFOPPMOTTOAMEND FINAL 102105.DOC

Daniel A. Pollack

From: <DCECF_LiveDB@txs.uscourts.gov>
To: <DC_Notices@txs.uscourts.gov>
Sent: Friday, October 21, 2005 6:01 PM
Subject: Activity in Case 4:04-cv-02555 Berdat, et al v. Invesco Funds Group, et al "Reply to Response to Motion"

U.S. District Court

Southern District of Texas

Notice of Electronic Filing

The following transaction was received from Woerner, Michael D entered on 10/21/2005 at 5:01 PM CDT and filed on 10/21/2005

Case Name: Berdat, et al v. Invesco Funds Group, et al
Case Number: 4:04-cv-2555
Filer: Jeffrey S Thomas
Ferdinando Papia
Fred Duncan
Grace Giamanco
Courtney King
Kathleen Blair
Henry Berdat
Ruth Moccia
Murray Beasley
Frances J Beasley
Delores Berdat
Marvin Hunt
Madeline Hunt
Randal C Brever
Rhonda Lecuru
Ronald Kondracki
Document Number: 117

Docket Text:
Reply to Response to [104] MOTION to Amend [102] Amended Complaint/Counterclaim/Crossclaim etc.,,,,, [103] MOTION for Leave to File Amended Consolidated Complaint, filed by Delores Berdat, Marvin Hunt, Madeline Hunt, Ferdinando Papia, Fred Duncan, Grace Giamanco, Jeffrey S Thomas, Courtney King, Kathleen Blair, Henry Berdat, Ruth Moccia, Murray Beasley, Frances J Beasley, Ronald Kondracki, Randal C Brever, Rhonda Lecuru. (Woerner, Michael)

The following document(s) are associated with this transaction:

40-33

811-6463
Branch 18



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL PROCESSING
RECEIVED
NOV 0 7 2005
WASH, D.C.
185
SECTION

November 1, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-110105SEC.doc
110105 (1) vtt

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Unopposed Motion for Entry of Stipulation and Agreed Order Granting Leave to File Second Amended Complaint and Setting Briefing Deadline** and **Second Consolidated Amended Complaint** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund

AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, individually and on behalf of all others similarly situated,	§ § §	
Plaintiff,	§	**Civil Action No. 04cv2587**
vs.	§	**(Consolidated)**
	§	
A I M MANAGEMENT GROUP, INC., et al.,	§	**Judge Keith P. Ellison**
	§	
Defendants.	§	

UNOPPOSED MOTION FOR ENTRY OF STIPULATION AND AGREED ORDER GRANTING LEAVE TO FILE SECOND AMENDED COMPLAINT AND SETTING BRIEFING DEADLINE

Defendants file this Unopposed Motion for Entry of the attached Stipulation and Agreed Order Granting Leave to Plaintiffs to file their Second Amended Complaint and Setting a Briefing Deadline. In support hereof, Defendants would show the Court as follows:

1. In response to Plaintiff's First Amended Consolidated Complaint, Defendants filed a Motion to Dismiss. Before briefing was completed, Plaintiffs requested leave of Court to amend and file their Second Amended Consolidated Complaint. Defendants indicated that they were opposed to Plaintiffs' request for leave of Court.

2. In an effort to compromise on certain issues and take into consideration the scheduling conflicts of the respective counsel in this case, all Parties – by and through their counsel – have executed the attached Stipulation and Agreed Order. (*See* attached "Stipulation and Agreed Order," attached as Exhibit A.)

3. In the Stipulation and Agreed Order, the Parties have agreed that Plaintiffs shall have leave to file their proposed Second Amended Complaint. The Parties have agreed it shall be filed on or before November 1, 2005. The Parties have further agreed that, based upon

MAYER, BROWN, ROWE & MAW LLP

by: S/ Charles Kelley
Charles Kelley
State Bar No. 11199580
700 Louisiana St., Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax: (713) 632-1834

GIBBS & BRUNS, LLP

by: S/ Michael K. Oldham
Michael K. Oldham
1100 Louisiana St., Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax: (713) 750-0903

Attorneys for Defendants A I M Management Group Inc., INVESCO Funds Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., INVESCO Distributors, Inc., Robert H. Graham and Mark H. Williamson

By: 
Charles S. Kelley

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax: (212) 575-6560

Charles Kelley, Esq.
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax: (713) 632-1834

Michael K. Oldham, Esq.
GIBBS & BRUNS LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax: (713) 750-0903

COUNSEL FOR FOR DEFENDANTS A I M MANAGEMENT GROUP, INC., INVESCO FUNDS GROUP, INC., A I M ADVISORS, INC., A I M DISTRIBUTORS, INC., INVESCO DISTRIBUTORS, INC., ROBERT H GRAHAM, and MARK H. WILLIAMSON

By:  by permission CSK
Paul Flack

Paul D. Flack, Esq.
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis, Suite 7500
Houston, Texas 77002
Tel. (713) 571-9191
Fax: (713) 571-9652

COUNSEL FOR DEFENDANTS FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS PENNOCK, RUTH H. QUIGLEY, LOUIS SKLAR, FRED DEERING, VICTOR ANDREWS, BOB BAKER, LAWRENCE BUDNER, JAMES BUNCH, GERALD LEWIS, JOHN McINTYRE, and LARRY SOLL

24566821

ORDERED that, in the event any or all Defendants file a motion or pleading in response to the Second Amended Complaint to which a response from Plaintiffs is required, the deadline for Plaintiffs to respond to such a motion or pleading shall be on or before February 1, 2006; it is further

ORDERED that Defendants' deadline to file a reply to Plaintiffs' response shall be on or before February 15,2006.

Ordered on this ____ day of _________, 2005.

____
UNITED STATES DISTRICT JUDGE
HONORABLE KEITH P. ELLISON

SO STIPULATED AND AGREED:

By: 
Carolyn Courville

Michael R. Reese, Esq.
MILBERG WEISS BERSHAD
& SCHULMAN LLP
One Pennsylvania Plaza
New York, New York 10119
Telephone: (212) 594-5300
Facsimile: (212)868-1229

Stephen D. Susman, Esq.
Carolyn Courville, Esq.
SUSMAN GODFREY LLP
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone: (713) 651-9366
Facsimile: (713)654-6666

Robert S. Gans, Esq.
Jerald D. Bien-Willner, Esq.
BERNSTEIN LITOWITZ BERGER
& GROSSMANN LLP
12544 High Bluff Drive, Suite 150
San Diego, California 92130
Telephone: (858) 793-0070
Facsimile: (858) 793-0323

COUNSEL FOR PLAINTIFFS

By: 
Charles S Kelley

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax: (212) 575-6560

Charles Kelley, Esq.
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax: (713) 632-1834

Michael K. Oldham, Esq.
GIBBS & BRUNS LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax: (713) 750-0903

COUNSEL FOR FOR DEFENDANTS A I M MANAGEMENT GROUP, INC., INVESCO FUNDS GROUP, INC., A I M ADVISORS, INC., A I M DISTRIBUTORS, INC., INVESCO DISTRIBUTORS, INC., ROBERT H GRAHAM, and MARK H. WILLIAMSON

By: 
Paul Flack

Paul D. Flack, Esq.
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis, Suite 7500
Houston, Texas 77002
Tel. (713) 571-9191
Fax: (713) 571-9652

COUNSEL FOR DEFENDANTS FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS PENNOCK, RUTH H. QUIGLEY, LOUIS SKLAR, FRED DEERING, VICTOR ANDREWS, BOB BAKER, LAWRENCE BUDNER, JAMES BUNCH, GERALD LEWIS, JOHN McINTYRE, and LARRY SOLL

24566821

Daniel A. Pollack

From: <DCECF_LiveDB@txs.uscourts.gov>
To: <DC_Notices@txs.uscourts.gov>
Sent: Thursday, October 27, 2005 6:43 PM
Subject: Activity in Case 4:04-cv-02587 Boyce v. AIM Management Group, et al "Motion for Entry of Order"

*****NOTE TO PUBLIC ACCESS USERS*** You may view the filed documents once without charge. To avoid later charges, download a copy of each document during this first viewing.**

U.S. District Court

Southern District of Texas

Notice of Electronic Filing

The following transaction was received from Kelley, Charles Stephen entered on 10/27/2005 at 5:43 PM CDT and filed on 10/27/2005

Case Name: Boyce v. AIM Management Group, et al
Case Number: 4:04-cv-2587
Filer: Robert H Graham
AIM Advisors Inc
Mark H Williamson
AIM Management Group Inc
INVESCO Funds Group Inc
AIM Distributors Inc
Invesco Distributors Inc
Document Number: 46

Docket Text:
Unopposed MOTION for Entry of Order Approving Stipulation and Agreed Order Granting Leave to File Second Amended Complaint and Setting Briefing Deadlines by AIM Management Group Inc, INVESCO Funds Group Inc, AIM Distributors Inc, Invesco Distributors Inc, AIM Advisors Inc, Robert H Graham, Mark H Williamson, filed. Motion Docket Date 11/16/2005. (Attachments: # (1) Exhibit A - Form of Stipulation and Agreed Order# (2) Proposed Order Stipulation and Agreed Order Granting Leave to File Second Amended Complaint and Set Briefing Deadlines)(Kelley, Charles)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1045387613 [Date=10/27/2005] [FileNumber=2805645-0] [698d30727b5f6e940346563f2df506292fdde94e3f195dd969b43a691e9962925d83368f30906da64e08ba94b7245319055f8a6d9a8e6301b8505991aa86cd4e]]
Document description: Exhibit A - Form of Stipulation and Agreed Order
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1045387613 [Date=10/27/2005] [FileNumber=2805645-

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2587 (Consolidated) Judge Keith P. Ellison

SECOND CONSOLIDATED AMENDED COMPLAINT

1. Plaintiffs, by and through their counsel, allege the following based upon the investigation of counsel, which included interviews with persons with knowledge of the conduct complained of herein and a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, advisories, press releases, media reports, news articles, academic literature and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

INTRODUCTION

2. This is a federal class action based upon the wrongdoing by Defendants AIM Management Group Inc. and AIM Advisors, Inc. ("AIM"), and INVESCO Funds Group, Inc. ("INVESCO") (collectively, "AIM/INVESCO"), and its subsidiaries and affiliates also named herein as Defendants, in charging excessive fees and commissions and failing adequately to disclose that they siphoned assets belonging to investors in AIM mutual funds and/or INVESCO mutual funds (collectively, "AIM/INVESCO Funds" or "Funds") in order to improperly pay and induce brokers to steer investors into AIM/INVESCO Funds. As a result of the excessiveness of

the fees charged to investors and the material omissions and conduct detailed below, Defendants are liable: 1) under the Investment Company Act of 1940 (the "Investment Company Act") to a class (the "Class") of all persons or entities who held one or more shares, units or like interests of AIM/INVESCO Funds, set forth in Exhibit A hereto, during the period March 11, 1999 to May 10, 2004, inclusive (the "Class Period"); and 2) for unjust enrichment, and breaches of their common law fiduciary duties, to a sub-class (the "State Law Sub-Class" or the "Sub-Class") of all persons or entities who acquired one or more shares, units or like interests of AIM/INVESCO Funds before March 11, 1999 and held during the Class Period. The State Law Sub-Class excludes any persons with transactions that constitute a "purchase" within the meaning of the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"), 15 U.S.C. § 78bb(f), including any dividend reinvestments during the Class Period. Plaintiffs also bring a separate derivative claim under the Investment Advisers Act of 1940 (the "Investment Advisers Act").

3. The investment adviser fees, administrative fees, 12b-1 fees and director[1] compensation received by Defendants for managing AIM/INVESCO mutual funds and charged to the AIM/INVESCO investors were excessive. These fees were used to finance revenue sharing and directed brokerage relationships that would increase mutual fund sales significantly and created significant economies of scale. These economies of scale were not passed on to investors, but instead resulted in increased profit margins for the investment advisers. In light of the economies of scale that solely benefited Defendants, the fees were so disproportionately large that they bore no reasonable relationship to the services rendered. The investment advisers (defined below) took advantage of the lack of transparency in the fee structure and their influence over the Funds' directors to ensure that their fees continued to rise even though the

[1] As used herein, "director" means either director or trustee, as applicable, consistent with Investment Company Act Section 2(a)(12), 15 U.S.C. § 80a-2(a)(12).

services they provided remained the same and the investment advisers and brokerage firms were the only parties benefiting from the economies of scale. The investment advisers used investor assets, such as excessive investment adviser fees, directed brokerage commissions and distribution fees, to pay for their own out-of-pocket expenses and to further relationships with brokers that only benefited themselves and their affiliates, as described below.

4. Although an increase in Fund assets should benefit investors due to economies of scale that decrease expenses, these benefits were enjoyed solely by Defendants. As the Funds grew, Defendants failed to pass on the benefits of the economies of scale – decreased costs and expenses – to AIM/INVESCO shareholders. In fact, although Defendants' fees were increasing with the size of the Funds, the services provided by Defendants did not increase. Accordingly, the sole purpose of the fees charged to the Funds investors by Defendants was to expand the size of the Funds to profit Defendants, but no benefit accrued to their investors from those fees. Thus, the fees were excessive and Defendants breached their fiduciary duties by charging such fees (the true purposes for which were undisclosed to investors) and receiving the benefits therefrom.

5. The excessiveness of the fees is best shown by comparing how the significant increases in fees did not correlate to changes in services provided to the Funds investors. For example, although the dollar amount of the advisory and 12b-1 fees has expanded dramatically, the nature and quality of the services provided did not change, and the aggregate costs of operation did not increase in proportion to the increase in fees and were essentially fixed.

6. The practice of charging excessive fees and commissions created an insurmountable conflict of interest for the investment advisers to the AIM/INVESCO Funds who had a duty to act in the best interests of Fund investors, but were, in fact, only concerned with

siphoning fees from AIM/INVESCO Fund investors to induce brokers artificially to increase the sale of shares of AIM/INVESCO Funds. Defendants were motivated to engage in this undisclosed plan of charging excessive fees to induce brokers to steer investors into AIM/INVESCO Funds because, as noted above, the fees collected for managing and advising the AIM/INVESCO Funds were calculated as a percentage of assets under management and, therefore, increased as the number of AIM/INVESCO Funds investors grew.

7. Defendants' practice of charging excessive fees and commissions to AIM/INVESCO Funds investors to pay and induce brokers to steer investors into the AIM/INVESCO Funds necessarily created insurmountable conflicts of interest for the brokers who were purportedly acting in the best interests of their clients – but in fact were only concerned with their pay-offs from AIM/INVESCO.

8. In addition, the directors of the Funds breached their fiduciary duties in that they failed to negotiate lower fees for the Funds investors and ignored the fact that there were millions of dollars being paid out by the Funds and their investors and no benefits were coming back in exchange (*i.e.*, that the fees were excessive). These directors, who are supposed to be the watchdogs looking out for the Funds investors, instead approved the excessive fees when it was and should have been obvious that the fees bore no reasonable relationship to the services rendered, thereby breaching their own fiduciary duties.

9. Defendants omitted disclosure of any of the *quid pro quo* arrangements with brokers and the use of investor assets to finance these programs. Defendants concealed such fees used to induce brokers to push AIM/INVESCO Funds as they realized that the inducements created insurmountable conflicts of interest significant to any reasonable person deciding how to invest his or her money.

10. Defendants' wrongdoing described herein directly impacted Plaintiffs and the Class. Unlike a traditional corporation, a mutual fund is a collection of the investors' money. The purpose of the corporate structure of a mutual fund is to protect shareholders' investments. Because a mutual fund is a mere shell, the excessive fees and charges at issue here charged by Defendants to the Funds investors immediately reduced the Funds' net asset value ("NAV") per share, thereby decreasing the value of each shareholder's investment in the affected Fund(s) and the amount by which each shareholder is entitled to redeem his or her shares. This has a direct impact on shareholders.

11. Investment advisers, distributors and brokerage firms have been subject to enforcement actions for entering into the very types of arrangements alleged herein and failing to adequately disclose these arrangements to investors. In actions to date against brokerage houses Morgan Stanley DW, Inc. ("Morgan Stanley"), Edward D. Jones & Co., Citigroup Global Markets, Inc./Salomon Smith Barney, Inc., American Express Financial Advisors, Inc. ("AEFA"); and mutual fund companies Massachusetts Financial Services, Co., Franklin Templeton Distributors, Inc., Putnam Investment Management, LLC, American Funds Distributors, Inc., and OppenheimerFunds, Inc., the SEC and other regulators have condemned these practices stating that they create insurmountable, undisclosed conflicts of interest in violation of the securities laws. The actions of the AIM/INVESCO defendants described herein are no different from those already condemned by the SEC and others.

12. As described by former Sen. Peter Fitzgerald (R-Ill.) in a January 28, 2004 *Los Angeles Times* article, the mutual fund industry "is indeed the world's largest skimming operation," tantamount to "'a $7-trillion trough' exploited by fund managers, brokers and other insiders." Jonathan Peterson, *Senate Panel Chides Fund Industry; New York Attny, Gen. Eliot*

Spitzer testifies at a hearing that suggests fees may be a target of legislative reforms, LOS ANGELES TIMES, Jan. 28, 2004, at C4.

13. The truth about AIM/INVESCO first emerged on November 17, 2003, when the SEC and the National Association of Securities Dealers ("NASD") fined and sanctioned brokerage house Morgan Stanley for, among other wrongdoing, accepting Defendants' impermissible payments in exchange for aggressively pushing AIM/INVESCO Funds over other funds. The SEC stated that "this matter arises from Morgan Stanley DW's failure to disclose adequately certain material facts to its customers...[namely that] it collected from a select group of mutual fund complexes amounts in excess of standard sales loads and Rule 12b-1 trail payments." The SEC concluded that such conduct violated Section 17(a)(2) of the Securities Act of 1933 ("Securities Act"), among other statutes, that prohibits one from obtaining money or property "by means of any untrue statement of a material fact or any omission to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading." *See* November 17, 2003 SEC Order Instituting Administrative Cease-and-Desist Proceedings, Making Findings and Imposing Remedial Sanctions Against Morgan Stanley DW Inc., File No. 3-11335, *available at* http://www.sec.gov/litigation/admin/33-8339.htm (the "SEC November 17, 2003 Cease-and-Desist Order").

14. In the NASD news release announcing the action it had taken against Morgan Stanley regarding, among other wrongdoing, the improper payments Morgan Stanley had received from AIM/INVESCO, the NASD likewise stated the following:

> This extra compensation paid to Morgan Stanley for the preferential treatment included millions of dollars paid by the mutual funds through commissions charged by the firm for trades it executed for the funds. These commissions were sufficiently large to pay for the special treatment, as well as the costs of trade execution.

The NASD then concluded that the payments at issue here violated NASD Rule 2830 that prohibits the type of directed brokerage paid by AIM/INVESCO:

> This conduct violated NASD's "Anti-Reciprocal Rule," Conduct Rule 2830(k), which prohibits members from favoring the distribution of shares of particular mutual funds on the basis of brokerage commissions to be paid by the mutual fund companies...

Press Release, NASD Charges Morgan Stanley with Giving Preferential Treatment to Certain Mutual Funds in Exchange for Brokerage Commission Payments (Nov. 17, 2003) (on file with NASD), *available at* http://www.nasd.com/web/idcplg?IdcService=SS_GET_PAGE&ssDocName=NASDW_002819&ssSourceNodeId=554 (the "November 17, 2003 NASD News Release"); *see also* NASD Rule 2830(k).

15. Indeed, Defendants – as operators and overseers of the AIM/INVESCO Funds – are currently the subject of widespread and intensive regulatory investigations related to excessive or improper advisory and distribution fees and mutual fund sales practices, including revenue sharing and directed brokerage arrangements. Among the governmental regulators investigating INVESCO and/or AIM and certain of their affiliates and/or directors for the practices detailed throughout this Complaint are: the SEC, the NASD, the Florida Department of Financial Services, the Attorney General of the State of West Virginia, the West Virginia Securities Commission, the Bureau of Securities of the State of New Jersey, the United States Department of Labor and the United States Attorney's Office for the Southern District of New York. *See* March 1, 2005 Registration Form for the AIM Investment Funds, *available at* http://www.sec.gov/Archives/edgar/data/826644/000095012905001837/h22856ae485apos.txt.

JURISDICTION AND VENUE

16. The claims asserted herein arise under and pursuant to Sections 34(b), 36(a), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and

80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, and the common law.

17. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. §1391(b).

18. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendants AIM Management Group Inc. and AIM were at all relevant times, and still are, headquartered in this District.

19. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

Plaintiffs

20. Plaintiff Joy D. Beasley held during the Class Period and continues to own shares or units of the AIM Basic Value Fund and has been damaged by the conduct alleged herein. A copy of Ms. Beasley's verification is attached hereto as Exhibit B.

21. Plaintiff Sheila McDaid (aka Cecelia J. McDaid) held during the Class Period and continues to own shares or units of the INVESCO Technology Fund, and has been damaged by the conduct alleged herein. A copy of Ms. McDaid's verification is attached hereto as Exhibit B.

22. Plaintiff City of Chicago Deferred Compensation Plan ("Chicago") is a municipal deferred compensation plan located in Chicago, Illinois. Chicago was formed pursuant to

Section 457 of the United States Internal Revenue Code (26 U.S.C. § 457) for the benefit of the current and retired employees of the City of Chicago and their beneficiaries. Chicago held during the Class Period shares or units of the INVESCO Dynamics Fund and the AIM Constellation Fund, and has been damaged by the conduct alleged herein.

23. Plaintiff Richard Tim Boyce held during the Class Period and continues to own shares or units of the AIM European Fund (f/k/a INVESCO European Fund), and has been damaged by the conduct alleged herein.

24. Plaintiff Robert P. Apu held during the Class Period shares or units of the AIM European Growth Fund and AIM Group Value Fund, and has been damaged by the conduct alleged herein.

25. Plaintiff Suzanne K. Apu held during the Class Period shares or units of the AIM European Growth Fund. Together with Robert P. Apu, Suzanne K. Apu also held during the Class Period and continues to own shares or units of the AIM Weingarten Fund and AIM Premier Equity Fund, and has been damaged by the conduct alleged herein.

26. Plaintiff Marina Berti held during the Class Period shares or units of the AIM Premier Equity Fund and AIM Mid Cap Core Equity Fund, and has been damaged by the conduct alleged herein.

27. Plaintiff Khanh Dinh held during the Class Period shares or units of the AIM Constellation Fund, and has been damaged by the conduct alleged herein.

28. Plaintiff Frank Kendrick held during the Class Period shares or units of the AIM Weingarten Fund and AIM Basic Value Fund, and has been damaged by the conduct alleged herein.

29. Plaintiff Edward A. Krezel held during the Class Period shares or units of the AIM Basic Value Fund, and has been damaged by the conduct alleged herein.

30. Plaintiff Dan B. Lesiuk held during the Class Period shares or units of the AIM Basic Value Fund, and has been damaged by the conduct alleged herein.

31. Plaintiff John B. Perkins held during the Class Period shares or units of the AIM Basic Value Fund, and has been damaged by the conduct alleged herein.

32. Plaintiff J. Doris Willson held during the Class Period shares or units of the AIM Premier Equity Fund and INVESCO Dynamics Fund, and has been damaged by the conduct alleged herein.

33. Plaintiff Robert W. Wood held during the Class Period shares or units of the AIM Select Equity Fund, and has been damaged by the conduct alleged herein.

34. Plaintiff Bob J. Fry held during the Class Period shares or units of the INVESCO Worldwide Communications Fund, INVESCO European Fund and INVESCO Telecommunications Fund, and has been damaged by the conduct alleged herein.

35. Plaintiff Janice R. Fry held during the Class Period shares or units of the INVESCO Telecommunications Fund, INVESCO European Fund, INVESCO Financial Services Fund, INVESCO Health Sciences Fund, INVESCO Worldwide Communications Fund, and INVESCO Technology Fund, and has been damaged by the conduct alleged herein.

36. Plaintiff James P. Hayes held during the Class Period shares or units of the AIM Aggressive Growth Fund, AIM Global Aggressive Growth Fund, AIM Group Value Fund, AIM Capital Development Fund, AIM Charter Fund and AIM Group Income Fund, and has been damaged by the conduct alleged herein.

37. Plaintiff Virginia L. Magbual held during the Class Period shares or units of the INVESCO Leisure Fund and has been damaged by the conduct alleged herein.

38. Plaintiff Henry W. Meyer held during the Class Period and continues to own shares or units of the AIM Balanced Fund, AIM Constellation Fund and AIM Large Cap Growth Fund, and has been damaged by the conduct alleged herein.

39. Plaintiff George Robert Perry held during the Class Period shares or units of the INVESCO Financial Services Fund, and has been damaged by the conduct alleged herein.

40. Plaintiff Harvey R. Bendix held during the Class Period shares or units of the INVESCO Leisure Fund, and has been damaged by the conduct alleged herein.

41. Plaintiff Cvetan Georgiev held during the Class Period shares or units of the AIM VI Capital Appreciation Fund, and has been damaged by the conduct alleged herein.

42. Plaintiff David M. Lucoff held during the Class Period shares or units of the AIM Basic Value Fund and the AIM Constellation Fund, and continues to own shares or units of the AIM Capital Development Fund, and has been damaged by the conduct alleged herein.

43. Plaintiff Michael E. Parmalee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, held during the Class Period shares or units of the AIM Floating Rate Fund, and has been damaged by the conduct alleged herein.

44. Plaintiff Kehlbeck Trust Dtd 1-25-93, Billy B. Kehlbeck and Donna J. Kehlbeck TTEES, held during the Class Period shares or units of the AIM Large Cap Growth Fund and the AIM Blue Chip Fund, and has been damaged by the conduct alleged herein.

Sub-Class Plaintiffs

45. Sub-Class Plaintiff Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust, purchased prior to and held during the Class Period shares or units of the AIM Limited Maturity Treasury Fund, and has been damaged by the conduct alleged herein.

46. Sub-Class Plaintiff Robert P. Apa purchased prior to and held during the Class Period shares or units of the AIM Weingarten Fund, and has been damaged by the conduct alleged herein.

Non-Party

47. Nonparty AMVESCAP PLC is one of the largest independent global investment managers in the world, with more than $375 billion in assets under management as of March 31, 2005. AMVESCAP PLC is the ultimate parent of defendants AIM, INVESCO and AIM Management Group Inc.

The AIM/INVESCO Defendants

48. Defendant AIM Management Group Inc. ("AMG") is an affiliate of AMVESCAP PLC and the parent company of AIM. AMG is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

The Investment Adviser Defendants

49. Defendant INVESCO is an indirect wholly-owned subsidiary of AMVESCAP PLC located at 4350 S. Monaco Street, Denver, Colorado 80237, and was at all relevant times the investment adviser to the INVESCO Funds. INVESCO collected during the Class Period various forms of compensation for "managing" and "advising" the INVESCO Funds, including millions of dollars in advisory, distribution, 12b-1 and other fees as a percentage of assets under management.

(a) On November 25, 2003, AIM succeeded INVESCO as the investment adviser to the INVESCO Funds other than INVESCO Variable Investment Funds, Inc. ("IVIF"). AIM replaced INVESCO as the adviser for IVIF in April 2004.

(b) As a result of the transition of investment adviser for the INVESCO Funds from INVESCO to AIM, as of October 15, 2004 each of the INVESCO Funds that is the subject of this action was re-branded as an AIM Fund, as set forth in Appendix A. According to a *Washington Post* article, the INVESCO name was dropped principally because of the immense negative publicity generated by the scandals in which INVESCO has been involved and the related regulatory investigations and settlements. *See* Brooke A. Masters, "*Problems? Try A New Name; Some Funds Look To Change The Way Investors See Them*," WASHINGTON POST, Sept. 17, 2004, at E01.

50. Defendant AIM serves as investment adviser to, among other entities, the AIM/INVESCO Funds. AIM collected during the Class Period, and continues to collect, various forms of compensation for "managing" and "advising" the AIM Funds, including millions of dollars in advisory, distribution, 12b-1 and other fees as a percentage of assets under management. For example, during the fiscal year 2003, AIM received compensation of approximately .67% of average daily net assets under management for advisory fees alone. AIM, together with its subsidiaries, managed or advised over 155 funds or portfolios, including over 70 "retail" funds with $131 billion in assets under management as of March 31, 2005. AIM is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

51. INVESCO and AIM are referred to collectively herein as the "Investment Adviser Defendants."

52. The Investment Adviser Defendants are registered as investment advisers under the Investment Advisers Act. Fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management.

53. Pursuant to their advisory agreements with the AIM/INVESCO Portfolios, the Investment Adviser Defendants provide to the Portfolios research, advice, and supervision with respect to investment matters. Additionally, the Advisers: (i) determine through which broker-

dealers the Portfolios will execute their securities transactions; and (ii) negotiate with broker-dealers the terms of such agreements, including commissions, the amounts of Soft Dollars (as defined below), revenue sharing and directed brokerage payments (discussed more fully hereinafter) to be paid by the Funds' investors to the broker-dealers.

The Distributor Defendants

54. Defendant AIM Distributors, Inc. ("ADI"), a private subsidiary of AMG and a broker-dealer registered with the SEC, serves as the principal underwriter of each of the AIM/INVESCO Funds and was paid fees out of the assets of the AIM Funds investors during the Class Period. ADI is located at 11 Greenway Plaza, Suite 800, Houston, Texas 77046.

55. Defendant INVESCO Distributors, Inc. ("IDI") is a wholly-owned subsidiary of INVESCO. IDI is a broker-dealer registered with the SEC and served as the principal underwriter of each the INVESCO Funds and was paid fees out of the assets of the INVESCO Funds investors during the Class Period. IDI is located at 4350 South Monaco Street, Denver, Colorado 80237.

56. ADI and IDI are collectively referred to herein as the "Distributor Defendants."

Nominal Defendants: The AIM/INVESCO Funds

57. The Nominal Defendants are the AIM/INVESCO Funds, as identified in the list annexed hereto as Appendix A, and all trusts and corporations that comprised the AIM/INVESCO Funds that were advised and managed by INVESCO and/or AIM during the Class Period. Each trust or corporation has a board of directors who are responsible for the trust's or corporation's administration. Each of the AIM/INVESCO Funds is an open-end management investment company, or mutual fund, in which investors contribute cash for the purpose of creating a pool of assets with which to invest and purchase securities.

58. The AIM/INVESCO Funds offer multiple classes of shares, with each class representing a *pro rata* interest in each AIM/INVESCO Fund. AIM/INVESCO Fund shares are issued to AIM/INVESCO Fund shareholders pursuant to Prospectuses that must comply with the federal securities laws, including the Investment Company Act. All of the Prospectuses are substantially the same on the matters relevant to this litigation.

59. All of the AIM/INVESCO Funds are alter egos of one another. The AIM/INVESCO Funds are essentially pools of investor assets that are managed and administered by a common body of directors and employees of AIM and/or INVESCO who administer the AIM/INVESCO Funds generally. The AIM/INVESCO Funds have no independent will and are totally dominated by the Investment Adviser Defendants and the common body of directors established by the Investment Adviser Defendants. Thus, in substance, the AIM/INVESCO Funds function as components of one unitary organization.

60. All AIM/INVESCO Funds shared throughout the Class Period the same affiliated companies as their investment advisers and shared either IDI or ADI as their principal underwriter and distributor. Currently, all of the AIM/INVESCO Funds share the same investment adviser, AIM, and the same distributor, ADI. Additionally, the Defendants pool together fees and expenses collected from the AIM/INVESCO Fund shareholders, and as a result the AIM/INVESCO Funds share expenses with one another.

61. Furthermore, any commissions generated through directed brokerage relationships (discussed in more detail below) relating to the sale or marketing of any particular AIM/INVESCO Fund are lumped together with all the other commissions on the Funds managed by Defendants and are not Fund-specific. For example, as explained in an internal INVESCO

Funds memorandum from Mark H. Williamson (a Defendant in this case) and Ray Cunningham to the INVESCO Mutual Funds Brokerage Committee, dated January 24, 2001:

> If the Boards approve [the brokerage] relationship [with American Express Financial Advisers ("AEXP")], **commissions generated in the arrangement will not be Fund-specific. In other words, commissions generated by transactions for the Total Return Fund may be used to reward sales of shares of the Equity Income Fund and vice-versa.** (Emphasis added).

62. The AIM/INVESCO Funds are named as nominal defendants herein to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

The Director Defendants

63. Each of the AIM/INVESCO Funds had during the Class Period a Board charged with representing the interests of the shareholders in one or a series of the AIM/INVESCO Funds. The members of those Boards are, as defined herein, the Director Defendants. The AIM Director Defendants and the INVESCO Director Defendants, as defined immediately below, are referred to collectively herein as the "Director Defendants."

The AIM Director Defendants

69. The following Defendants were directors of the AIM Funds and/or the trusts or entities that consisted of the AIM Funds during the Class Period:

(a) Defendant Robert H. Graham ("Graham") was a director and Chairman of AMG during the Class Period. Graham is an interested person of the AIM/INVESCO Funds within the meaning of Investment Company Act Section 2(a)(19)(A) (15 U.S.C. § 80a-2(a)(19)(A)) because he is also a director of AMVESCAP PLC, the parent of AIM and AMG.

(b) Defendant Mark H. Williamson ("Williamson") was a director, President and Chief Executive Officer ("CEO") of AMG during the Class Period. Williamson was also CEO of INVESCO and IDI during the Class Period. Williamson is an interested person of the AIM/INVESCO Funds within the meaning of Investment Company Act Section 2(a)(19)(A) (15 U.S.C. § 80a-2(a)(19)(A)) because he is also an officer and director of AIM and AMG.

(c) Defendant Frank S. Bayley ("Bayley") was a director during the Class Period. Bayley received compensation totaling approximately $614,000 during the Class Period.

(d) Defendant Bruce L. Crockett ("Crockett") was a director during the Class Period. Crockett received compensation totaling approximately $874,000 during the Class Period.

(e) Defendant Albert R. Dowden ("Dowden") was a director during the Class Period. Dowden received compensation totaling approximately $640,935 during the Class Period.

(f) Defendant Edward K. Dunn, Jr. ("Dunn") was a director during the Class Period. Dunn received compensation totaling approximately $844,000 during the Class Period.

(g) Defendant Jack M. Fields ("Fields") was a director during the Class Period. Fields received compensation totaling approximately $834,000 during the Class Period.

(h) Defendant Carl Frischling ("Frischling") was a director during the Class Period. Frischling received compensation totaling approximately $836,000 during the Class Period.

(i) Defendant Prema Mathai-Davis ("Mathai-Davis") was a director during the Class Period. Mathai-Davis received compensation totaling approximately $839,250 during the Class Period.

(j) Defendant Lewis F. Pennock ("Pennock") was a director during the Class Period. Pennock received compensation totaling approximately $841,500 during the Class Period.

(k) Defendant Ruth H. Quigley ("Quigley") was a director during the Class Period. Quigley received compensation totaling approximately $615,250 during the Class Period.

(l) Defendant Louis S. Sklar ("Sklar") was a director during the Class Period. Sklar received compensation totaling approximately $835,000 during the Class Period.

(m) Defendants Graham, Williamson, Bayley, Crockett, Dowden, Dunn, Fields, Frischling, Mathai-Davis, Pennock, Quigley, and Sklar are referred to collectively herein as the "AIM Director Defendants." As of May 2004, each of the AIM Director Defendants oversaw at least 112 separate AIM/INVESCO Funds or "portfolios." The AIM Director Defendants' business address is 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

The INVESCO Director Defendants

64. The following defendants were directors of the INVESCO Funds and/or the trusts or entities that consisted of the INVESCO Funds during the Class Period:

(a) Defendant Fred A. Deering ("Deering") was Vice Chairman of the Board during the Class Period. Deering also served as a member of the Executive, Audit, Valuation, Legal, Insurance, and Nominating Committees during the Class Period. Deering received compensation totaling approximately $475,800 during the Class Period.

(b) Defendant Victor L. Andrews, Ph.D. ("Andrews") was a director during the Class Period. Andrews also served as a member of the Investments and Management Liaison, Derivatives, Compensation, and Retirement Plan Committees during the Class Period. Andrews received compensation totaling approximately $401,100 during the Class Period.

(c) Defendant Bob R. Baker ("Baker") was a director during the Class Period. Baker also served as a member of the Executive, Valuation, Investments and Management Liaison, Brokerage, Nominating, Compensation, and Retirement Plan Committees during the Class Period. Baker received compensation totaling approximately $760,354 during the Class Period.

(d) Defendant Lawrence H. Budner ("Budner") was a director during the Class Period. Budner also served as a member of the Audit, Brokerage, Compensation, and Retirement Plan Committees during the Class Period. Budner received compensation totaling approximately $391,900 during the Class Period.

(e) Defendant James T. Bunch ("Bunch") was a director during the Class Period. Bunch also served as a member of the Investments and Management Liaison, Brokerage, and Nominating Committees during the Class Period. Bunch received compensation totaling approximately $627,654 during the Class Period..

(f) Defendant Gerald J. Lewis ("Lewis") was a director during the Class Period. Lewis also served as a member of the Audit, Derivatives, and Legal Committees during the Class Period. Lewis received compensation totaling approximately $626,254 during the Class Period.

(g) Defendant John W. McIntyre ("McIntyre") was a director during the Class Period. McIntyre also served as a member of the Executive, Audit, Valuation, Brokerage, and Legal Committees during the Class Period. McIntyre received compensation totaling approximately $465,750 during the Class Period.

(h) Defendant Larry Soll, Ph.D. ("Soll") was a director during the Class Period. Soll also served as a member of the Investments and Management Liaison, Derivatives,

Nominating, Compensation, and Retirement Plan Committees during the Class Period. Soll received compensation totaling approximately $775,329 during the Class Period.

(i) Defendants Deering, Andrews, Baker, Budner, Bunch, Lewis, McIntyre and Soll are referred to collectively herein as the "INVESCO Director Defendants." As of May 2004, each of the INVESCO Director Defendants oversaw at least 112 separate AIM/INVESCO Funds or "portfolios." The INVESCO Director Defendants' business address is 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

The John Doe Defendants

65. The true names and capacities of Defendants sued herein as John Does 1 through 100 are other active participants with the above-named Defendants whose identities have yet to be ascertained.

SUBSTANTIVE ALLEGATIONS

ALL OF THE DEFENDANT ENTITIES INVOLVED WITH RUNNING, ADVISING, MANAGING AND PROTECTING THE FUNDS INVESTORS VIOLATED THEIR DUTIES IN CHARGING AND OBTAINING EXCESSIVE FEES

66. The fees charged to mutual fund investors are required to reflect the equivalent of fees that would have been the result of arm's-length negotiation. Directors are supposed to negotiate the fees charged to the fund investors on behalf of the investors who, individually, are unable to negotiate such fees. At the same time, investment advisers and their affiliates have a fiduciary duty with respect to the fees that are charged to investors in that the fees must be reasonably related to the services provided and conflicts of interests should be disclosed.

67. Congress and the Supreme Court have recognized the potential conflicts of interest that exist in the mutual fund industry and placed safeguards to protect investors. Since it is difficult for investment advisers to be completely impartial towards clients given their profitability goals, investment advisers are under a duty to disclose to clients all material

information "which might incline an investment adviser – consciously or unconsciously – to render advice which [is] not disinterested." *SEC v. Capital Gains Research Bureau, Inc.*, 375 U.S. 180, 191-92 (1963). The Investment Adviser Defendants failed adequately to disclose to shareholders that fees were actually being used for the payment of kickbacks to brokers solely to benefit these and the other Defendants and that investors did not receive any benefit therefrom. In fact, the inflated fees that the Investment Adviser Defendants charged the Funds and their investors were not reasonably related to services rendered and were therefore excessive.

68. Distributors, as affiliates of the investment adviser, are also fiduciaries to investors with respect to the fees investors pay. Furthermore, the NASD has implemented additional regulations to prevent registered distributor broker-dealers (such as the Distributor Defendants here) from offering gifts or making directed brokerage payments to brokers on the condition of sales of a mutual fund. In violation of the foregoing, the Distributor Defendants were the conduit for arrangement of the revenue sharing payments to brokers on behalf of AIM/INVESCO. For example, according to recent disclosures from Morgan Stanley, gross payments, asset payments and recordkeeping payments were made to brokers by the Distributor Defendants on behalf of the AIM/INVESCO Fund family in exchange for "Shelf Space." As is common in revenue arrangements, and can be presumed on the basis of the Distributor Defendants entering arrangements with brokerage firms on behalf of a fund family, distributors tell the investment adviser where to direct brokerage to fulfill revenue sharing obligations.

69. As to the directors, Congress fortified directors' duties by adopting Section 15(c) of the Investment Company Act, requiring directors to be adequately informed and giving them the authority to demand documents from investment advisers to make their decisions. Because AIM/INVESCO's directors were beholden to the Investment Adviser Defendants and in breach

of their fiduciary duties, the Director Defendants failed to adequately inform themselves or negotiate lower advisory and distribution fees with the Investment Adviser Defendants. Furthermore, the Director Defendants failed to hold the Investment Adviser Defendants accountable for revenue sharing agreements entered into by AIM/INVESCO with various brokerage firms, and other shelf space payments for which the Investment Adviser Defendants and Distributor Defendants charged the Funds and their investors excessive fees and commissions.

70. Various fees and use of Fund assets are determined between the above-mentioned parties. Specifically, the directors negotiate with investment advisers and distributors, investment advisor fees, 12b-1 fees, service fees, Soft Dollars and directed brokerage. Investment adviser fees are usually a percentage of assets under management. As the fund assets increase, such fees parallel this growth. The growth of fund assets may occur for various reasons, including increased investments, high returns or market appreciation.

71. 12b-1 fees get their name from the SEC rule that authorizes their payment. Rule 12b-1 permits a fund to pay distribution fees out of fund assets only if the fund has adopted a plan (12b-1 plan) authorizing their payment. "Distribution fees" include fees paid for marketing and selling fund shares, such as compensating brokers and others who sell fund shares, and paying for advertising, the printing and mailing of prospectuses to new investors, and the printing and mailing of sales literature. The NASD has placed a 1% cap on the amount of 12b-1 fees that may be charged to the fund, and the AIM/INVESCO Defendants often charged the maximum amount (1%) permissible.

72. Service fees are fees paid to persons to respond to investor inquiries and provide investors with information about their investments. Unlike distribution fees, a fund may pay

shareholder service fees without adopting a 12b-1 plan. The NASD imposes an annual .25% cap on shareholder service fees (regardless of whether these fees are authorized as part of a 12b-1 plan).

73. "Soft Dollar" practices are arrangements under which products or services other than execution of securities transactions are obtained by an adviser from or through a broker-dealer in exchange for the direction by the adviser of client brokerage transactions to the broker-dealer. In other words, funds are allowed to include in "commissions" payments for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sales charges are known as "Soft Dollars."

74. Directed brokerage is the practice of investment advisers directing the underlying portfolio securities transactions to broker-dealers that sell shares of the fund in return for favored treatment. The practice raises a problem for investors because, *inter alia*, it creates a conflict of interest for the investment adviser for the reasons discussed herein, it encourages churning of clients' accounts and, according to the SEC, it has led funds to "pay up," or trade securities at commission rates higher than the fund would pay if it were not indirectly paying for distribution through directing brokerage.

75. All of the Defendants involved with running, advising and protecting the Funds and their investors violated their duties. As described above, the Investment Adviser Defendants (along with the Distributor Defendants) secretly siphoned monies from the Funds and their investors in various forms, as described below, in order to pay for shelf space at brokerage

houses. The AIM/INVESCO Funds grew as a result and so did the Investment Adviser Defendants' asset-based fees. But the services being performed by the Investment Adviser Defendants did not change and economies of scale were not passed on to investors, resulting in the receipt of excessive fees from investors. The Director Defendants breached their fiduciary duty to be adequately informed and negotiate the advisory and distribution fees on behalf of the Fund shareholders so as to ensure that such fees were not excessive. They were beholden to the Investment Adviser Defendants, and siphoned monies from the Funds and their investors in the form of excessive fees, as described herein. In light of these conflicted positions, no entity is performing the "watchdog" role or otherwise looking out for the Funds or their investors.

Investment Adviser Revenues Were Significantly
<u>Increasing Before and During The Class Period</u>

76. AIM/INVESCO's Fund sales and, thus, asset-based investment advisory fees, increased significantly over time, including during the Class Period. For instance, AIM/INVESCO Fund assets under management grew 29% from \$357.4 billion in 1999 to about \$461 billion through the first half of 2005. This increase in assets means that the dollar amounts of the asset-based advisory fees have also significantly increased.

77. Additionally, as an example, in 1999, the shareholders of the AIM Large Cap Growth Fund paid \$42,255 in investment advisory fees and by 2003, the fund was paying \$2,850,279 in investment advisory fees. During this time, according to the master investment advisory agreements, the advisory fees that were paid (which were a percentage of the Fund's average daily net assets) remained the same when they should have been decreasing to account for the economies of scale. In addition, the administration fees paid by the AIM Large Cap Growth Fund and their investors increased substantially during the Class Period, going from \$29,197 in 1999 to \$218,708 in 2004. *See* October 31, 1999 and October 31, 2004 Large Cap

Growth Fund Annual Reports. Despite this significant increase in fees, the AIM Large Cap Growth Fund Prospectuses did not cite any differences in the services provided during this time period. Additionally, net assets for the fund increased from $4.3 million to $680 million. In the 1999 annual report, the Manager's Overview section even highlighted the fact that "[n]et assets under management soared to $14 million" from $4.3 million in just six months. In light of the increased assets under management and the economies of scale created, the fees charged by Defendants to their Funds and their investors were grossly disproportional to the services that were being provided. Also during this same time, AMVESCAP's revenue increased from $1.33 billion to $2.21 billion. As explained in the AMVESCAP PLC (the parent company of AIM and INVESCO) 2004 Annual Report, revenues arise substantially from management, service and distribution fees generated from assets under management.

78. Due in large part to Defendants' shelf space payments, the assets managed by the Investment Adviser Defendants have grown dramatically, and so have their revenues, net income and profit margins. During the Class Period, the immense growth of assets under management has generated substantial economies of scale to the great benefit of Defendants, which have not been passed on to the Funds or their investors through lower fees.

79. As a result of these practices, the mutual fund industry was enormously profitable for AIM and INVESCO. However, AIM and INVESCO's profits at the expense of AIM/INVESCO Fund shareholders remained unchecked by the Director Defendants throughout the Class Period. In this regard, a *Forbes* article stated:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall ...

* * *

> **The [mutual fund] business grew 71-fold (20-fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .** Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: "Tens of thousands of independent directors, over more than six decades, have failed miserably." A genuinely independent board would occasionally fire an incompetent or overcharging fund adviser. That happens just about never.

See Neil Weinberg and Emily Lambert, *The Great Fund Failure*, FORBES, Sept. 15, 2003, at 176 (emphasis added).

80. The excessive fees only served the purpose of increasing Defendants' profits. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services. Defendants' incremental costs of providing advisory services to the Funds were nominal, while the additional fees received by Defendants were hugely disproportionate given that the nature, quality, and level of the services remained the same.

Defendants Took Advantage of Various Types of Fees by Making Excessive Charges to the Funds

81. According to SEC filings, Defendants' main source of revenue is derived from investment adviser, administration, distribution and service fees. In the absence of effective "watchdogs" (*i.e.*, the Director Defendants), the Investment Adviser Defendants and Distributor Defendants were able to take advantage of various forms of fees and Fund assets under their control. Specifically, Defendants charged excessive investment adviser fees, administration fees, 12b-1 fees, service fees, and brokerage commissions.

82. During the Class Period, the distribution fees significantly increased. For example, in the AIM Large Cap Growth Fund, distribution fees charged to Class A shares rose from $13,159 in 1999 to $606,542 in 2004; distribution fees charged to Class B shares rose from $16,134 in 1999 to $1,205,821 in 2004; and distribution fees charged to Class C shares rose from

$2,610 in 1999 to $499,243 in 2004. This disproportional increase without any correlating increase in services, especially in light of the Funds' fixed costs, is illustrative of the excessiveness of the fees charged.

83. Furthermore, fund statistics also demonstrate that fees were actually increasing when they should have been decreasing due to economies of scale from increased assets. As was noted by Russel Kinnel, director of mutual-fund research at Morningstar, "[t]he mutual-fund business hasn't done a good job of delivering economies of scale." Adrienne Carter, *Mutual Funds: Why Fees Still Defy Gravity*, BUSINESS WEEK, May 2, 2005, at 70. This is clearly illustrated when looking at AIM/INVESCO's ratio of expenses compared to the increase in net assets. For example, despite the fact that net assets for the AIM Core Stock Fund increased from $4.674 million in 2003 to $8.159 million in 2004, the net asset value per share of the fund decreased from $11.56 to $10.86. Yet, during the same period, expenses charged by Defendants increased, with the ratio of expenses to net assets increasing from 1.23% to 1.25%. Additionally, the management fees remained constant at 0.51% (meaning the dollars paid increased substantially), but no additional services were provided.

84. Similarly, despite the fact that net assets for the AIM High Income Municipal Fund increased from $38.645 million in 2000 to $94.657 million in 2004, the net asset value per share of the fund decreased from $10.04 to $8.64. Yet, during the same period, expenses charged by Defendants increased, with the ratio of expenses to net assets increasing from 0.50% to 0.55%. Additionally, the management fees remained constant at 0.60% (meaning the dollars paid increased substantially), but no additional services were provided.

85. Similarly, despite the fact that net assets for the AIM European Growth Fund increased from $157.651 million in 2001 to $301.659 million in 2003, the net asset value per

share of the fund decreased from $23.59 to $15.60. Yet, during the same period, expenses charged by Defendants increased, with the ratio of expenses to net assets increasing from 1.83% to 2.01%. Additionally, the management fees remained constant at 0.95% (meaning the dollars paid increased substantially), but no additional services were provided.

86. AIM/INVESCO's high expenses and failure to pass on any economies of scale is further reflected when comparing AIM/INVESCO's Fund expenses to the expenses charged by other, smaller funds with less economies of scale available. For instance, the AIM Dent Demographic Trends Fund, with $478 million in assets as of July 31, 2004, had annual expenses of $2.00 per $100 invested. Much smaller funds, with less than $70 million in assets, had between $0.80 -$1.15 in annual expenses per $100 invested. James M. Clash, *The Frugal Investor*, FORBES MAGAZINE, Sept. 20, 2004, at 230, *available at* http://www.forbes.com/forbes/2004/0920/230_print.html.

87. Subsequent to the Class Period and as a result of being under intense scrutiny from regulators, new competitors and consumers have become aware of the "ravages of high fees," and other investment advisers have started to reduce their fees throughout the mutual fund industry. According to Lipper (which provides research and analysis on mutual funds), between July 31, 2003 and July 21, 2004, 528 mutual funds decreased fees at the portfolio level. Daniel Gross, *Mutual Funds, Crazy Eddie-Style, Why They're Slashing Fees*, SLATE, Sept. 28, 2004, http://slate.msn.com/id/2107369/. Similarly, AIM/INVESCO has also waived advisory fees payable to AIM by certain AIM Funds, effective January 1, 2005.

88. The economies of scale enjoyed by Defendants with respect to the fees they collect have not been shared with Funds investors as required by Section 36(b) of the Investment Company Act and Rule 12b-1. Instead, as shown above, as the size of the Funds grew,

Defendants' fees increased without any corresponding increase in services to the Funds, and Defendants' costs decreased due to economies of scale. As a result, the fees paid to Defendants for services provided to the Funds were grossly disproportionate to those services, were excessive, and violated Section 36(b).

The Fees Are Also Excessive When Compared To Fees Charged Where Both Parties Negotiated At Arm's-Length

89. The excessiveness of the fees charged by Defendants is illustrated by the lower fees paid by unaffiliated investment management companies to Investment Adviser Defendants when it acted as sub-adviser to unaffiliated funds. Fund companies sometimes hire outside money managers, known as sub-advisers, to do the day-to-day stock or bond picking. The fees in these relationships tend to be lower. As noted by New York Attorney General Eliot Spitzer when discussing advisory fees before the United States Senate:

> [U]nlike most mutual fund fees where directors rubber stamp their affiliated management company's request, the fees charged by subadvisors are the product of an arms length negotiation between disinterested parties.

See Eliot Spitzer, Before the United States Senate Governmental Affairs Committee Subcommittee on Financial Management of the Budget, and International Security (Jan. 27, 2004).

90. As part of Spitzer's settlement with Defendants regarding their unlawful market timing activities, Defendants agreed to fee advisory reductions and to publicly disclose a summary of a senior officer's evaluation of fees. These disclosures discuss how AIM's fees compare for providing advisory services to AIM Funds versus sub-advisory services to unaffiliated funds. According to these disclosures, Defendants routinely charged more investment advisory fees to AIM Funds compared to fees charged for sub-advisory fees to unaffiliated funds. For example, AIM's Aggressive Growth Fund fees are higher than sub-

advisory fee rates for four unaffiliated mutual funds for which an AIM affiliate serves as sub-adviser; AIM Basic Value Fund's fees were higher than sub-advisory fee rates for which an affiliate of AIM serves as sub-advisor; and AIM Blue Chip Fund's advisory fee rate was higher than what it charged for three unaffiliated mutual funds for which an AIM affiliate serves as a sub-advisor.

DEFENDANTS IMPROPERLY USED FUND ASSETS TO ENTICE BROKERS TO PUSH AIM/INVESCO MUTUAL FUNDS ON UNWITTING INVESTORS

Defendants Used Improper Means to Acquire "Shelf Space" at Brokerages

91. Unbeknownst to Plaintiffs and other members of the Class, AIM/INVESCO used the assets of its mutual fund investors to participate in "shelf-space" programs at various brokerages, including, but not limited to, Morgan Stanley, Salomon Smith Barney, AEFA, H.D. Vest Investment Services and Wachovia Securities. AIM/INVESCO improperly paid these and other brokerages to aggressively push AIM/INVESCO mutual funds on unwitting investors. These arrangements were significant to AIM/INVESCO since revenue sharing arrangements have been known to increase ten-fold the amount of money received by mutual funds. However, the arrangements between AIM/INVESCO and brokerages were illegal because Defendants: (1) used Fund assets to pay for these arrangements; (2) shifted their own out-of-pocket expenses to the Funds; and (3) failed to disclose the magnitude and nature of these arrangements to investors. AIM/INVESCO's practices have led to investigations by the SEC, NASD and various state regulators. To date, these investigations have resulted in fines and censure of Morgan Stanley and AEFA for their acceptance of the improper relationships with AIM/INVESCO.

92. As alleged herein, Defendants employed several different means to increase their profits by, among other wrongful practices: (1) increasing the amount of fees they were able to retain by shifting fees, expenses and commissions to AIM/INVESCO Fund shareholders; and (2)

enticing third-party brokers to increase sales of AIM/INVESCO Funds, using money paid by current shareholders, thereby increasing the amount of assets under management and profits the Investment Adviser Defendants and their affiliates could reap with no corresponding benefits to the AIM/INVESCO Fund shareholders.

Participation in Improper Shelf Space Programs with Morgan Stanley

93. As mentioned above, AIM/INVESCO participated in "shelf space" programs at brokerages such as Morgan Stanley, Salomon Smith Barney, AEFA, H.D. Vest Investment Services and Wachovia Securities.

94. Pursuant to the "shelf space" program agreements, brokers steered unwitting clients into AIM/INVESCO Funds because they were paid more for AIM/INVESCO Funds than other mutual funds.

95. The "shelf space" program AIM/INVESCO participated in at Morgan Stanley was called the "Partners Program." The Partners Program was nothing more than a series of veiled payments by AIM/INVESCO to Morgan Stanley to steer unwitting investors into AIM/INVESCO Funds. In a nutshell, under the "Partner's Program," Morgan Stanley brokers improperly pushed AIM/INVESCO Funds on unwitting clients because they received more cash to do so.

96. According to former Morgan Stanley brokers and internal Morgan Stanley documents, pursuant to the Partners Program, Morgan Stanley adopted a broker "Incentive Compensation" payout grid that provided up to 3% greater compensation for "asset-based products" versus "transaction-based products." AIM/INVESCO Funds were classified as "asset-based products," while non-Partner Program funds were classified as "transaction-based products" and resulted in a smaller payout to the brokers.

97. Because of the improper inducements paid by AIM/INVESCO, Morgan Stanley's management made it clear through firm-wide memos that it wanted its brokers to take advantage of the payout grid by directing investors into AIM/INVESCO Funds. As stated by Bruce Alonso, the managing director of Morgan Stanley's Investor Advisory Services Division, in a firm-wide message entitled "An Important Message from Bruce Alonso Regarding the 2003 Compensation Plan" circulated throughout Morgan Stanley in December of 2002: "the recently announced 2003 Compensation Plan provides you with the opportunity to increase your overall compensation by focusing on asset-based products," *i.e.*, AIM/INVESCO Funds.

98. Under the compensation grid discussed above, for instance, a broker whose annual production was over $1 million received 42% of the commissions on "asset-based products" and 40% of the commissions on "transaction-based products." Accordingly, brokers generally received a higher payout from the sale of the AIM/INVESCO Funds than "non-Partner" mutual funds.

99. Additionally, in order to further push AIM/INVESCO Funds and reap the benefits of the extra inducements from AIM/INVESCO, Morgan Stanley management gave AIM/INVESCO Funds priority placement in the review of fund materials to be distributed to Morgan Stanley brokers; gave AIM/INVESCO access to Morgan Stanley's branch system at the branch managers' discretion; gave AIM/INVESCO direct access to Morgan Stanley brokers; included AIM/INVESCO in Morgan Stanley broker events; and invited AIM/INVESCO to participate in programs broadcasted to brokers over Morgan Stanley's internal systems.

The November 17, 2003 Announcement

100. On November 17, 2003, Defendants' practices began to come to light when the SEC issued a press release (the "November 17 SEC Release") in which it announced a $50 million settlement of an enforcement action against Morgan Stanley Dean Witter relating to

improper mutual fund sales practices. The AIM Funds were subsequently identified as one of the mutual fund families that Morgan Stanley brokers were paid to promote. In this regard, the release announced:

> [T]he institution and simultaneous settlement of an enforcement action against Morgan Stanley DW Inc. (Morgan Stanley) for failing to provide customers important information relating to their purchases of mutual fund shares. As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.
>
> Stemming from the SEC's ongoing industry-wide investigation of mutual fund sales practices, this inquiry uncovered two distinct, firm-wide disclosure failures by Morgan Stanley. The first relates to Morgan Stanley's "Partners Program" and its predecessor, in **which a select group of mutual fund complexes paid Morgan Stanley substantial fees for preferred marketing of their funds. To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch managers on sales of those funds' shares. The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions.**

See Press Release, U.S. Securities and Exchange Commission, SEC Charges Morgan Stanley With Inadequate Disclosure in Mutual Fund Sales (Nov. 17, 2003) (on file with author), *available at* http://www.sec.gov/news/press/2003-159.htm (emphasis added).

101. The November 17 SEC Release further stated:

> The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.

Stephen M. Cutler, Director of the Commission's Division of Enforcement, said: "**Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives – in the form of "shelf space" payments – to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction.**"

Morgan Stanley has agreed to settle this matter, without admitting or denying the findings in the Commission's Order. As part of the settlement, Morgan Stanley will pay $25 million in disgorgement and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million.

In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; [and] (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchase of different mutual fund share classes; [. . . .]

Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.

* * *

The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

Id. (Emphasis added.)

102. In fact, the November 17, 2003 NASD News Release explained that:

Morgan Stanley operated two programs - the Asset Retention Program and the Partners Program - in which it gave favorable treatment to products offered by as many as 16 mutual fund companies out of a total of over 115 fund complexes that could be sold by the firm's sales force. In return for these brokerage commissions and other payments, mutual fund companies received preferential treatment by Morgan Stanley...

This conduct violated NASD's "Anti-Reciprocal Rule," Conduct Rule 2830(k), which prohibits members from favoring

the distribution of shares of particular mutual funds on the basis of brokerage commissions to be paid by the mutual fund companies, as well as allowing sales personnel to share in directed brokerage commissions. One important purpose of the rule is to help eliminate conflicts of interest in the sale of mutual funds.

103. On November 18, 2003, *The Washington Post* published an article which states in relevant part:

> Investors who bought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products, according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits, according to the SEC.
>
> * * *
>
> **Morgan said yesterday that companies in its "Partners Program" included AIM Management Group Inc. . . .**

See Brooke A. Masters and Kathleen Day, *Morgan Stanley Settles with SEC, NASD; Firm Accused of Failing to Disclose Funds' Payments*, THE WASHINGTON POST, Nov. 18, 2003, at E01 (emphasis added.)

104. On November 24, 2003, the *Chicago Sun-Times* published an article stating that "Morgan Stanley's bill of rights reveals the company receives special payments from 16 funds groups ... Such payments provide these firms with 'greater access' to Morgan Stanley's brokers, with all the fishiness that implies." Russ Wiles, *Investor 'Bill of Rights' Doesn't Go Far Enough*, CHICAGO SUN-TIMES, Nov. 24, 2003, at 63.

105. According to AIM/INVESCO internal documents, in 2001, Defendants agreed to pay Morgan Stanley a certain percentage in basis points ("bps") (one bps is 0.01%) with Soft Dollars for marketing, and in hard dollars for asset retention. AIM ranked in the top 10 at Morgan Stanley with sales totaling $407 million. Furthermore, according to an AIM/INVESCO internal memorandum, as part of AIM's and Morgan Stanley's 2003 marketing support agreement, AIM agreed to pay bps in Soft Dollars on Class A, B and C shares, while meetings were paid in cash. AIM also agreed to pay cash for a Directors Club meeting held at the Bellagio in Las Vegas, as well as for a Presidents Club meeting also at the Bellagio. AIM also agreed to pay bps on assets retained for one year or more; cash for networking fees on accounts that are not in an omnibus account; and cash when accounts go into an omnibus account.

Defendants Negotiated And Profited From Improper "Shelf Space" Arrangements

106. The conflicts of interest and harm to AIM/INVESCO Fund shareholders evidenced by AIM and INVESCO's relationship to Morgan Stanley are paradigmatic of other conflicts of interest and harmful arrangements entered into by Defendants. Throughout the Class Period, AIM/INVESCO entered into various other *quid pro quo* arrangements with various broker-dealers. In addition to those already mentioned, below are additional broker-dealers with whom AIM/INVESCO had established improper arrangements to push AIM/INVESCO Funds.

107. FSC Securities Corporation represents financial advisors under the AIG group umbrella. The firm's September 14, 2004 "FSC Disclosure Document for Mutual Fund and Variable Annuity Shareholders" indicates that AIM participated in "shelf space" arrangements with FSC. *See* http://www.fscorp.com/EPProgramDisclosure.pdf. According to the FSC Disclosure Document, AIM paid FSC an amount "in addition to the customary sales charges in connection with sales of mutual funds." *Id.* FSC Securities also disclosed that its individual brokers, as well as FSC Securities, are compensated by AIM such that it "may create an

incentive for representatives to sell such funds." *Id.* Furthermore, on sales of AIM Funds, FSC brokers did not have to pay a ticket charge, further increasing their compensation.

108. FSC Securities disclosed that it also received compensation in the form of 12b-1 fees: "12b-1 fees are payments made by a mutual fund in connection with a distribution of its securities. The fund company takes 12b-1 fees out of the fund's assets each year for marketing and distribution expenses, which may include compensating representatives." *Id.* (Emphasis added.)

109. In a June 2004 press release on the Smith Barney website entitled "Mutual Funds, Revenue Sharing Fund Families," Smith Barney, a division of Citigroup Global Markets Inc. ("CGMI"), identified that the AIM Funds made payments to Smith Barney as part of a "shelf space" arrangement. *See* http://www.smithbarney.com/products_services/mutual_funds /investor_information/revenueshare.html. According to AIM/INVESCO internal documents, AIM Defendants agreed to pay bps on Class A, B and C share sales. In 2001, AIM ranked in the top 10 in Smith Barney's sales of mutual funds, with $350 million in sales. As for the affiliated broker dealers of CGMI, Citicorp Investment Services and PFS Investments Inc., AIM similarly agreed to pay bps on Class A, B and C share sales. They also paid a significant additional payment for meeting support as part of the sales and assets arrangements.

110. AIM also entered into a shelf space arrangement with Chase Investment Services Corporation ("Chase"). According to AIM/INVESCO internal documents, in a 2002 agreement with Chase, AIM agreed to pay brokerage commissions to Chase – in bps for sales of mutual funds, as well as bps on assets under management. Chase also paid cash for special meetings. AIM ranked in the top 5 in Chase's mutual fund sales with sales of $150 million.

111. According to AIM/INVESCO internal documents, in 2001 AIM also agreed to pay bps on sales to Merrill Lynch, and bps on assets that were 13 months old and greater than $10 billion.

112. On its website, National Planning Holdings, Inc. ("NPH"), a full service broker-dealer, revealed that it had "entered into agreements" with AIM "who provide the BDs [broker-dealers] with marketing and other services and who also provide the BDs with additional compensation." *See* http://www.siionline.com/public/sii_disclosure.pdf. As a result, AIM paid NPH's brokers bps on gross sales of AIM Funds. In addition, AIM paid bps on the amount of AIM assets under management by NPH brokers on an annual basis. Finally, AIM paid NPH a significant amount per year under the program.

113. According to AIM/INVESCO internal documents, AIM also entered into shelf space arrangements with Bank of America where it would pay bps on Class A, B and C shares, bps on assets as of year-end 2001, and bps on new assets accrued after the start of 2002. These arrangements resulted in significant increases in AIM/INVESCO Fund shares which soared from $1 million in 2000 to $89 million in 2001 at Bank of America.

114. Wachovia Securities has also identified on its website that it received payments from AIM as part of a "shelf space" arrangement. *See* http://www.wachovia.com/files/Mutual_Fund_Guide2.pdf. AIM/INVESCO internal documents note that AIM agreed to pay bps with Soft Dollars for sales of the funds and for assets under management. In 2001, Wachovia had $270 million in AIM/INVESCO Fund sales.

115. On June 8, 2005, the NASD issues a press release entitled "NASD Charges 15 Firms with Directed Brokerage Violations, Imposes Fines Totaling More than $34 Million." Among the firms fined was H.D. Vest Investment Services, who was fined $4 million for

"operat[ing] 'preferred partner' or 'shelf space' programs that provided certain benefits to a relatively small number of mutual fund complexes in return for directed brokerage. The benefits to mutual fund complexes of these quid pro quo arrangements included, in various cases, higher visibility on the firms' internal websites, increased access to the firms' sales forces, participation in 'top producer' or training meetings, and promotion of their funds on a broader basis than was available for other funds." *Available at* www.nasd.com/web/idcplg?IdcService=SS_GET_PAGE &ssDocName=NASDW_014340 (the "NASD June 8, 2005 Press Release"). The NASD went on to note that:

> The fine imposed on H.D. Vest Investment Services included charges related to violations of NASD rules relating to non-cash compensation. H.D. Vest reimbursed brokers' expenses incurred in connection with certain firm training and educational conferences based, in part, on the brokers' sales of funds that participated in its preferred partner program - instead of giving equal weight to the sales of all mutual funds, as required by NASD rules.

Id. AIM Investments is identified as one of H.D. Vest's preferred partners.

116. AIM also entered into similar agreements with Deutsche Bank, Fidelity, ING, Financial Network, IFG, Locust St. Securities, Multi-Financial, Prime Vest, Vestax, Washington Square, Prudential Securities, UBS, Wells Fargo Funds and State Street Global Markets, LLC.

Excessive Investment Adviser Fees To Pay For Revenue Sharing

117. Defendants charged investors inflated advisory fees to pay part of their revenue sharing agreements. However, these fees should have been subject to Rule 12b-1 since they dealt with distribution. Advisory fees paid to an investment adviser with the intent of allocating a certain amount towards distribution practices, such as revenue sharing, where the investment adviser and its affiliates claim to make payments from their own profits, are regulated under Rule 12b-1 and Section 36(b). As the SEC explained, "Rule 12b-1 could apply . . . in certain cases in

which the adviser makes distribution related payments out of its own resources.... 'if ***any allowance*** were made in the investment adviser's fee to provide money to finance distribution.'" Securities Exchange Commission, SEC-Reply-1, 1998 SEC No-Act. LEXIS 976, at *16 (Oct. 30, 1998) (citing *Payment of Asset-Based Sales Loads By Registered Open-Ended Management Investment Companies*, Investment Company Act Release No. 16431, 1988 SEC LEXIS 1206 (June 13, 1988) (emphasis added). Defendants paid for part of these revenue sharing arrangements through advisory fees to circumvent sales limits placed on distribution.

Defendants Used Rule 12b-1 Distribution Fees For Improper Purposes

118. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether such plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) (15 U.S.C. 80a-35(a) and

(b)) of the Act that there is a reasonable likelihood that the plan will benefit the company and its shareholders." 17 C.F.R. 270.12b-1.

119. The exceptions to the Rule 12b-1 prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors.

120. During the Class Period, the Director Defendants authorized, and the Investment Adviser Defendants and Distributor Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees. However, the purported Rule 12b-1 fees charged to AIM/INVESCO Fund shareholders were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the Funds were marketed and the number of Fund shareholders increased, the economies of scale thereby created, if any, were not passed on to AIM/INVESCO Fund shareholders, but were used to benefit the Investment Adviser Defendants and their affiliates.

121. The absence of any benefit from economies of scale is illustrated when looking at the expense ratio of funds who have increasing assets. For example, despite the fact that net assets for the AIM Basic Balanced Fund increased from $10.753 million in 2001 to $53.675 million in 2003, the net asset value per share of the fund decreased from $10.00 per share to $9.46 per share. Yet, during the same period, expenses charged by Defendants increased, with the ratio of expenses to net assets jumping from 1.43% to 1.50%.

122. Moreover, Defendants failed to impose any 12b-1 breakpoints - *i.e.* reductions in 12b-1 fees - as the assets of the Funds increased. The concept behind breakpoints is that as fund

assets increase, certain fixed costs remain the same, thereby reducing the overall costs per shareholder. Despite this fact, Defendants failed to impose 12b-1 breakpoints for payments that should not have increased as the size of the Fund assets increased.

123. This increase in fees while the net asset value decreased, and the failure to grant any breakpoints with costs being fixed, were red flags for the Director Defendants alerting them that they should re-evaluate these fees. If anything, the AIM/INVESCO Funds' marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. The Director Defendants ignored or failed to review written reports of the amounts expended pursuant to the AIM/INVESCO Funds Rule 12b-1 plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 plan, on a quarterly basis as required and hence failed to terminate the plans and the payments made pursuant to the Rule 12b-1 plan, even though such payments not only harmed existing AIM/INVESCO Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective AIM/INVESCO Funds investors.

124. As discussed throughout this Complaint and below, in violation of Rule 12b-1, Defendants made additional undisclosed payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the AIM/INVESCO Funds Rule 12b-1 plan.

Defendants' Improper Use of Excessive Commissions and Directed Brokerage Business

125. The Investment Adviser Defendants and Distributor Defendants paid excessive commissions and directed brokerage business to broker-dealers who steered their clients into AIM/INVESCO Funds as part of the many *quid pro quo* "shelf space" arrangements between AIM and INVESCO and various brokerage firms. Such payments were used to fund sales contests and other undisclosed financial incentives to further push AIM/INVESCO Funds.

These incentives created an undisclosed conflict of interest and caused brokers to steer clients to AIM/INVESCO Funds regardless of the Funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. As described by the National Association of Insurance and Financial Advisors:

> Directed brokerage results when a mutual fund manager uses commissions payable for executing the fund's securities trades to obtain a preferred position for the fund in the broker-dealer's distribution network. This practice creates numerous potential conflicts of interest, including possible incentives for broker-dealers to base their fund recommendations to customers on brokerage commission considerations rather than on whether a particular fund is the best match for a client.

See http://www.naifa.org/frontline/20040428_SEC_aa.html.

126. In addition to corroding the broker-investor relationship, Defendants' misuse of directed brokerage commissions to pay for the shelf space arrangements decreased the transparency of the fund costs to advisers. Directed brokerage does not show up as an expense, but is merely reflected as a decrease in investors' returns. The Investment Adviser Defendants took advantage of the opaqueness of this form of payment to circumvent 12b-1 fee limits placed by the NASD.

127. By paying the excessive commissions and directing brokerage business to participate in "shelf space" programs, the Investment Adviser Defendants and Distributor Defendants violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan. Additionally, in several actions to date against brokerage firms and mutual fund advisors, the SEC, the NASD and various other government regulators have made it clear that the use of excessive commissions and directed brokerage to participate in "shelf space" programs – as AIM and INVESCO have done here – are improper.

128. The excessive commissions and directed brokerage business used by AIM/INVESCO did not fund any services that benefited the AIM/INVESCO Funds shareholders. This practice materially harmed Plaintiffs and other members of the Class from whom the illegitimate and improper fees were taken. In fact, the Investment Adviser Defendants and their affiliates profited from this improper use of fund assets because it resulted in an increase in the size of the Funds and, thus, the size of their asset-based fees. Their receipt of compensation bore no reasonable relation to the "services" they rendered. Furthermore, Defendants paid more with investor's commissions than they would have paid with hard cash.

129. As explained at the October 22, 2000 INVESCO Funds board meeting in which Defendants Lawrence H. Budner, Bob R. Baker, James T. Bunch, John W. McIntyre, Fred A. Deering and Mark H. Williamson were all present (the "October 22, 2000 Board Meeting"), "there is no source other than brokerage which can be used by INVESCO to encourage brokerage firms to provide INVESCO with favored status." The discussion went on to explain that the "additional amount of brokerage, although small, would be of **great benefit to INVESCO** ... a small increase in brokerage directed to a given firm **will increase INVESCO's priority standing with that firm**." (Emphasis added).

130. When Defendants negotiated to direct brokerage commissions to pay for these shelf space arrangements, they sometimes negotiated to direct brokerage commissions of 1.5 times (or some other negotiated multiple or conversion rate) the amounts requested by broker dealers. This means that if AIM/INVESCO was obligated to pay, pursuant to a revenue sharing arrangement with a broker dealer, $100,000 in cash to the broker dealer for fund sales, the broker dealer would allow AIM/INVESCO to satisfy the arrangement with $150,000 in brokerage commissions. According to an AIM/INVESCO internal memorandum, AIM/INVESCO

negotiated such agreements with such broker dealers as Morgan Stanley, Bank of America and Wachovia.

131. According to recent disclosures by Linsco/Private Ledger Corp. on its website, AIM Investments is one of the fund families that is part of the revenue sharing program referred to as "LPL's Sponsorship Program." On June 8, 2005, Linsco/Private Ledger Corp. was fined over $3.6 million by the NASD for directed brokerage violations, where it accepted directed brokerage to satisfy revenue sharing arrangements. The NASD found that Linsco/Private Ledger was one of many broker-dealers that operated shelf space programs that provided certain benefits to a relatively small number of mutual fund complexes in return for directed brokerage.

132. According to the NASD press release:

> The retail firms generally monitored the amount of directed brokerage received to ensure that the fund complexes were satisfying their revenue sharing obligations. The use of directed brokerage allowed the fund complexes to use assets of the mutual funds instead of their own money to meet their revenue sharing obligations.

See NASD June 8, 2005 Press Release.

133. Piper Jaffray was another firm fined by the NASD on February 22, 2005 for directed brokerage after which it began to disclose the fund families with which it had arrangements. The disclosure includes AIM as one of the fund families with which it had a revenue sharing agreement. The NASD found that Piper Jaffray operated "preferred partner" or "shelf space" programs, giving favorable treatment to funds offered by certain mutual fund companies in return for brokerage commissions and other payments. That special treatment included higher visibility on the firms' internal websites, increased access to the firms' sales forces, participation in "top producer" or training meetings, and promotion of their funds on a

broader basis than was available for other funds. *See* NASD Fines Quick & Reilly, Piper Jaffray $845,000 For Directed Brokerage Violations (Feb. 22, 2005) annexed hereto as Exhibit C.

134. That conduct violated the NASD's "Anti-Reciprocal Rule," which prohibits firms from favoring the sale of shares of particular mutual funds on the basis of brokerage commissions. Piper Jaffray, which operated its preferred partner program from 1998 to 2003, included only 21 fund complexes in the program (including AIM), but sold funds offered by more than 100 fund complexes. The participating mutual fund companies paid Piper Jaffray extra fees in addition to regular sales fees. "Piper Jaffray negotiated those extra payments with mutual fund companies each year, asking for minimum payments of $100,000 to $125,000. Some fund complexes paid a flat fee; others paid amounts based on a percentage of gross fund sales and the average daily assets under management for the fund complex." *See* Exhibit C.

135. The SEC has expressed serious concerns regarding the significant conflicts of interest inherent in revenue sharing programs and has mandated that proper disclosure must be made. Specifically, the SEC has stated that "[r]evenue sharing arrangements not only pose potential conflicts of interest, but also may have the indirect effect of reducing investors' returns by increasing the distribution-related costs incurred by funds. Even though revenue sharing is paid to broker-dealers directly by fund investment advisers, rather than out of fund assets, it is possible that some advisers may seek to increase the advisory fees that they charge the fund to finance those distribution activities . . . Moreover, revenue sharing arrangements may prevent some advisers from reducing their current advisory fees." Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, 69 Fed. Reg. 6438, 6441, n.21 (Feb. 10, 2004) (to be codified at 17 C.F.R.

Parts 239, 240 and 274). The Morgan Stanley revenue sharing programs that the SEC declared improper included both cash payments made ostensibly by the distributor or adviser, as well as payments through directed brokerage.

136. The SEC has brought actions against other mutual fund companies for the same type of behavior complained of here. As established in a recent Administrative Proceeding against Massachusetts Financial Services, Inc. ("MFS") for similar practices complained of herein:

> **MFS Did Not Adequately Disclose to MFS Shareholders that it Allocated Fund Brokerage Commissions to Satisfy Strategic Alliances.**
>
> * * *
>
> Specifically, Item 16(c) of the Form N-1A requires a description in the SAI of "how the Fund will select brokers to effect securities transactions for the Fund" and requires that "[i]f the Fund will consider the receipt of products or services other than brokerage or research services in selecting brokers, [the Fund should] specify those products or services."
>
> * * *
>
> **The SAIs did not adequately disclose to shareholders that MFS had entered into bilateral arrangements in which it agreed to allocate specific negotiated amounts of fund brokerage commissions, subject to best execution, to broker-dealers for "shelf space" or heightened visibility within their distribution systems.**

See March 31, 2004 SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings and Imposing Remedial Sanctions against MFS, File No. 3-11450, *available at* http://www.sec.gov/litigation/admin/ia-2224.htm. (Emphasis added.)

137. Similarly, in its Administrative Proceeding against Morgan Stanley, the SEC explained:

> At issue in this matter are two distinct disclosure failures. The first relates to Morgan Stanley DW's operation of mutual fund **marketing programs in which it collected from a select group of mutual fund complexes amounts in excess of standard sales loads and Rule 12b-1 trail payments. These programs were designed to specially promote the sale of those mutual funds with enhanced compensation to individual registered representatives, known as financial advisors ("FAs"), and branch managers as well as increased visibility in its extensive retail distribution network.**

See the November 17, 2003 Cease-and-Desist Order (footnote omitted) (emphasis added).

138. On September 15, 2004, mutual fund advisor PIMCO and its affiliates entered into a settlement with the SEC. Similar to the allegations in this Complaint against AIM and INVESCO, the SEC charged PIMCO entities with failing to disclose their use of directed brokerage to pay for "shelf space" at brokerage firms. The Press Release stated:

> The Securities and Exchange Commission announced today a settled enforcement action against the investment adviser, sub-adviser, and principal underwriter and distributor for the PIMCO Funds Multi-Manager Series funds (the PIMCO MMS Funds). The suit charges the entities with **failing to disclose to the PIMCO MMS Funds' Board of Trustees and shareholders material facts and conflicts of interest that arose from their use of directed brokerage on the PIMCO MMS Funds' portfolio transactions to pay for "shelf space" arrangements with selected broker-dealers.**
>
> * * *
>
> Stephen M. Cutler, Director of the SEC's Division of Enforcement, stated, "An investment adviser's undisclosed use of mutual fund assets to defray the adviser's, or an affiliated distributor's, own marketing expenses is a breach of the adviser's duty. Our action today — like the action brought by the Commission against Massachusetts Financial Services Company some six months ago — demonstrates the Commission's resolve to ensure that mutual fund shareholders know how their money is being spent."

See Press Release, U.S. Securities and Exchange Commission, SEC Charges PIMCO Entities with Failing to Disclose Their Use of Directed Brokerage to Pay for Shelf Space at Brokerage

Firms, (Sept. 15, 2004) (on file with author), *available at* http://www.sec.gov/new/press/2004-130.htm (emphasis added).

139. On December 13, 2004, the SEC announced a settlement of charges against mutual fund investment adviser Franklin Advisers, Inc. and Franklin Templeton Distributors (collectively "Franklin") "alleging that Franklin, without proper disclosure, used fund assets to compensate brokerage firms for recommending the Franklin Templeton mutual funds over others to their clients." The SEC press release continued:

> This practice is known as compensating brokerage firms for "shelf space." As part of the settlement, Franklin agreed to pay $1 in disgorgement and a $20 million penalty as well as undergo certain compliance reforms.
>
> * * *
>
> The use of brokerage commissions to compensate brokerage firms for marketing created a conflict of interest between FA and the funds because FA benefited from the increased management fees resulting from increased fund sales. Mutual funds that follow this practice of using brokerage commissions for marketing have an incentive to do their fund portfolio trading through brokerage firms that might not be the best choice for fund shareholders. FA was required, but failed, to disclose adequately the arrangements to the boards so they could approve this use of fund assets, and to shareholders so they could be informed when making investment decisions.

See Press Release, U.S. Securities and Exchange Commission, Franklin Advisers and Franklin Templeton Distributors to Pay $20 Million to Settle Charges Related to Use of Brokerage Commissions to Pay for Shelf Space, (Dec. 13, 2004) (on file with author), *available at* http://www.sec.gov/news/press/2004-168.htm.

140. On December 22, 2004, the SEC, NASD, and NYSE announced settled enforcement proceedings against Edward D. Jones & Co., L.P. ("Edward Jones") "related to allegations that Edward Jones failed to adequately disclose revenue-sharing payments that it

received from a select group of mutual fund families that Edward Jones recommended to its customers." As part of the settlement, Edward Jones paid $75 million in disgorgement and civil penalties. The press release continued:

> Linda Chatman Thomsen, Deputy Director of the Commission's Division of Enforcement, said, "Edward Jones' undisclosed receipt of revenue sharing payments from a select group of mutual fund families created a conflict of interest. When customers purchase mutual funds, they should be told about the full nature and extent of any conflict of interest that may affect the transaction. Edward Jones failed to do that."
>
> * * *
>
> In NASD's separate settlement, in addition to the receipt of direct revenue sharing payments, NASD found that the firm gave preferential treatment to the Preferred Funds in exchange for millions of dollars in directed brokerage from three of the Preferred Fund families. This violates NASD's 'Anti-Reciprocal Rule," Conduct Rule 2830(k), which prohibits regulated firms from favoring the distribution of shares of particular mutual funds on the basis of brokerage commissions to be paid by the fund companies.

See Press Release, U.S. Securities and Exchange Commission, Edward Jones to Pay $75 Million to Settle Revenue Sharing Charges, (Dec. 22, 2004) (on file with author), *available at* http://www.sec.gov/news/press/2004-177.htm.

141. Further illustrating that the NASD views revenue sharing programs as improper and impermissible, a February 16, 2005 press release regarding the NASD's filing of a complaint against American Funds Distributors states:

> American Funds Distributors, Inc. [ ] violat[ed] NASD's Anti-Reciprocal Rule by directing approximately $100 million in brokerage commissions over a three-year period to about 50 brokerage firms that were the top sellers of American Funds.
>
> * * *
>
> The commissions were payments for executing trades for the American Funds' portfolio that were directed to the brokerage

> firms as additional compensation for past sales of American Funds, and to ensure that American Funds would continue to receive preferential treatment at those firms.
>
> * * *
>
> "Prior cases in this area have focused on retail firms that received directed brokerage payments from mutual fund companies in exchange for giving preferential treatment to their funds," said NASD Vice Chairman Mary L. Schapiro. ***"Today's action makes clear that it is just as impermissible to offer and make such payments as it is to receive them."***

See News Release, NASD Press Room, NASD Charges American Fund Distributors, Inc. With Arranging $100 Million in Directed Brokerage Commissions for Top Sellers of American Funds, (Feb. 16, 2005) (on file with author), *available at* http://www.nasd.com/web/idcplg?IdcService =SS_GET_PAGE&ssDocName=NASDW_013358 (emphasis added).

142. In the September 14, 2005 settlement with the SEC of charges against mutual fund investment adviser OppenheimerFunds, Inc. ("OFI") and OppenheimerFunds Distributor, Inc. ("OFDI") (collectively, "Oppenheimer"), which alleged that Oppenheimer used brokerage commissions on trades executed for Oppenheimer funds to reduce the revenue sharing obligations it had with certain broker-dealers, the SEC noted that:

> By using Fund assets in the form of brokerage commissions, OFI and OFDI avoided having to expend their own assets to meet revenue sharing obligations ... [Oppenheimer] failed to inform the Funds' shareholders in the Funds' prospectuses or Statements of Additional Information ("SAIs") that OFI and OFDI used the Funds' assets to reduce OFDI's revenue sharing obligations.
>
> * * *
>
> OFI, as a fiduciary, had a duty to disclose conflicts of interest to the Fund Boards and to disclose material information that would expose the actual and potential conflicts of interest it faced relating to the use of Fund assets in connection with revenue sharing arrangements.

See September 14, 2005 SEC Order Instituting Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions against Oppenheimer Funds Inc., File No. 3-12038 ("Oppenheimer SEC Order"), *available at* http://www.sec.gov/litigation/admin/34-52420.pdf (emphasis added).

143. The undisclosed excessive commissions and directed brokerage business used by Defendants, and considered improper by the SEC as noted above, did not fund any services that benefited the AIM/INVESCO Funds' shareholders. These practices materially harmed Plaintiffs and other members of the Class from whom the illegitimate and improper fees were taken.

Defendants' Improper Use of "Soft Dollars"

144. Investment advisers routinely pay brokers commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined **in good faith** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The

commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

145. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor by routinely using "Soft Dollars" as excessive commissions to pay brokers to push unwitting clients into AIM/INVESCO Funds. The Investment Adviser Defendants used Soft Dollars to pay for these excessive commissions as well as overhead costs (for items such as overpriced computer hardware and software) thus charging AIM/INVESCO Funds investors for costs not covered by the Section 28(e) safe harbor. The Investment Adviser Defendants profited from this improper use of fund assets because it resulted in an increase in the size of the Funds and, thus, the size of their asset-based fees. This receipt of compensation bore no reasonable relation to the services rendered.

Defendants' "Shelf Space" Programs Created Undisclosed Conflicts of Interests

146. Defendants' participation in "shelf space" programs through the means described above created undisclosed, insurmountable conflicts of interest. For example, AIM/INVESCO's participation in the "shelf space" program at Morgan Stanley created a carnival atmosphere where brokers did everything they could to steer clients into AIM/INVESCO Funds in order to line their own pockets with money and prizes provided by AIM/INVESCO from the assets of shareholders, with absolutely no concern for the well-being of their clients.

The Fine And Censure Of Morgan Stanley, Citigroup Global Corp., Linsco/Private Ledger Corp., Piper Jaffray And AEFA For Their Involvement With AIM/INVESCO

147. Morgan Stanley is just one of the brokerage houses to which AIM/INVESCO made improperly induced payments in order to have AIM/INVESCO Funds pushed on investors. For its role in accepting these payments from AIM/INVESCO, among other wrongdoing,

Morgan Stanley has been fined and censured by the SEC and NASD and has agreed to pay fines totaling $50 million.

148. With respect to the "shelf space" program involving AIM/INVESCO discussed above, Stephen M. Cutler, Director of the SEC's Division of Enforcement, stated that unbeknownst to investors in the AIM/INVESCO Funds, "Morgan Stanley received monetary incentives [from AIM/INVESCO] -- in the form of 'shelf space' payments -- to sell particular mutual funds [i.e., AIM/INVESCO Funds] to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."

149. In fining and censuring Morgan Stanley, the SEC stated that the shelf space program in which AIM/INVESCO participated violated Section 17(a)(2) of the Securities Act. Section 17(a)(2) expressly prohibits:

> [T]he use of any means or instruments of transportation or communication in interstate commerce or by the use of the mails, directly or indirectly...to obtain money or property by means of any untrue statement of a material fact or any omission to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

See the November 17, 2003 Cease-and-Desist Order (citing § 17(a)(2)).

150. The investigations by the SEC and NASD and the resulting settlement with the first target, Morgan Stanley, have received wide praise, including from members of Congress. As stated by former Sen. Peter Fitzgerald (R-Ill.) who is leading a Congressional inquiry into the mutual funds industry:

> [The] settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared."... "Congress has to figure out the variety of ways people are being sheared so that we can stop it."

Brook A. Masters and Kathleen Day, *Morgan Stanley Settles with SEC, NASD; Firm Accused of Failing to Disclose Funds' Payments*, THE WASHINGTON POST, Nov. 18, 2003, at E1.

151. Furthermore, the SEC brought an action against CGMI for the practices alleged in this Complaint. As discussed above, Citigroup Investment Services, with its clearing firm, CGMI, is one of the brokerage firms with which AIM/INVESCO had revenue sharing arrangements. According to the SEC Administrative Order, CGMI failed adequately to disclose its revenue sharing programs to investors. Although it stated that CGMI relied on fund prospectuses and SAIs to satisfy its disclosure obligations regarding its revenue sharing program, the SEC found that these fund prospectuses and SAIs:

> [W]ere generally vague and lacked sufficient information to inform CGMI's customers of the nature and scope of CGMI's revenue sharing program. For example, the prospectuses and SAIs did not specifically disclose the magnitude of the revenue sharing payments that CGMI received from the complexes or that certain fund complexes had greater access to, or increased visibility in, CGMI's retail network. As a result, CGMI's customers were not provided with sufficient information to appreciate the dimension of the conflict of interest the revenue sharing program created.

See March 23, 2005 SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions In the Matter of Citigroup Global Markets, Inc., annexed hereto as Exhibit D.

152. The SEC found that CGMI's actions "willfully violated" section 17(a)(2) and Rule 10b-10.

153. Similarly, on February 17, 2005, the New Hampshire Bureau of Securities Regulation commenced an action against brokerage firm AEFA alleging that it violated several provisions of the New Hampshire Uniform Securities Act, including failure to disclose to New Hampshire financial planning clients the conflicts of interest that permeated the investment adviser relationship. For example, AEFA failed to disclose revenue sharing and directed

brokerage arrangements (the same misconduct at issue in this complaint) with certain mutual funds, including AIM. On July 12, 2005, AEFA agreed to settle the New Hampshire action for a total of $7.4 million, including $5 million in penalties and restitution of up to $2 million, in addition to certain therapeutic relief. According to internal documents, AIM ranked in the top 5 in AEFA's non-proprietary mutual fund brokerage sales in 2001 with sales amounting to $374.5 million.

154. As alleged above, Piper Jaffray and Linsco/Private Ledger Corp. were also fined for their participation with AIM/INVESCO in the programs at issue in this Complaint.

The Investigation Continues

155. On January 14, 2004, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article noted that the SEC was "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage houses that favor those fund companies' products." Tom Lauricella and Deborah Solomon, *SEC Readies Cases on Mutual Funds' Deals with Brokers*, THE WALL STREET JOURNAL, Jan. 14, 2004, at C1. The article stated in pertinent part as follows:

> **The SEC has been investigating the business arrangements between fund companies and brokerage houses since last spring.** It held a news conference yesterday to announce **it has found widespread evidence that brokerage houses steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.**
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to increase as its probe expands. They declined to name either the funds or the brokerage houses.

> The SEC said payments varied between 0.05% and 0.4% of sales and up to 0.25% of assets that remained invested in the fund.
>
> * * *
>
> **People familiar with the investigation say regulators are looking into examples of conflicts of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.**

Id. (emphasis added).

156. AIM/INVESCO has admitted that it has received inquiries regarding the conduct alleged in this Complaint from: the SEC, the NASD, the Florida Department of Financial Services, the Attorney General of the State of West Virginia, the West Virginia Securities Commission, the Bureau of Securities of the State of New Jersey, the United States Department of Labor and the United States Attorney's Office for the Southern District of New York. *See* March 1, 2005 Registration Form for the AIM Investment Funds, *available at* http://www.sec.gov/Archives/edgar/data/826644/000095012905001837/h22856ae485apos.txt.

The AIM/INVESCO Funds Prospectuses, Annual Reports
<u>And Semi-Annual Reports Were Materially False And Misleading</u>

157. Defendants used a series of combined prospectuses ("Prospectus") whereby several Funds were covered by one Prospectus during the Class Period. Plaintiffs and other members of each Class were entitled to, and did, receive one or more of the Prospectuses, pursuant to which the AIM/INVESCO Funds shares were offered, as well as Annual and Semi-Annual Reports. Each of these documents contained substantially the same materially false and

misleading omissions regarding 12b-1 fees, "shelf space" arrangements, commissions and Soft Dollars.

158. Prospectuses are required to disclose all material facts in order to provide investors with information that will assist them in making an informed decision about whether to invest in a mutual fund. The law requires that such disclosures be in straightforward and easy to understand language such that it is readily comprehensible to the average investor.

159. Each of the AIM/INVESCO Prospectuses issued during the Class Period failed properly to disclose to investors material information about the mutual funds and the fees and costs associated with them. As seen below, each of the AIM/INVESCO Prospectuses contained the same materially false and misleading omissions regarding revenue sharing, directed brokerage, 12b-1 fees and Soft Dollars.

160. As explained in the Oppenheimer SEC Order:

> OFI was primarily responsible for ensuring that the Fund's prospectuses and SAIs were in compliance with the requirements of Form N-1A in describing OFI's trading practices for the Oppenheimer Funds...
>
> *   *   *
>
> The SAI did not adequately disclose to shareholder that OFDI had entered into revenue sharing arrangements for distribution services for which OFI directed brokerage commissions. The failure to disclose this fact was a material omission that should have been disclosed to avoid misleading shareholder.

AIM Funds

161. The AIM Fund Statement of Additional Information, referred to in certain of AIM's Prospectuses, available to AIM Fund shareholders and typical of the Prospectuses issued throughout the Class Period, stated as follows:

> In evaluating the fairness and reasonableness of the advisory agreement, the **Board of Trustees considered a variety of factors**

for each Fund, as applicable, including: the requirements of each Fund for investment supervisory and administrative services; the quality of AIM's services, including a review of each Fund's investment performance and AIM's investment personnel; the size of the fees in relationship to the extent and quality of the investment advisory services rendered; fees charged to AIM's other clients; fees charged by competitive investment advisors; the size of the fees in light of services provided other than investment advisory services; **the expenses borne by each Fund as a percentage of its assets and relationship to contractual limitations; any fee waivers (or payments of Fund expenses) by AIM; AIM's profitability; the benefits received by AIM from its relationship to each Fund, including soft dollar arrangements, and the extent to which each Fund shares in those benefits** ...

* * *

...**[I]n recognition of research services provided to it, a Fund may pay a broker higher commissions than those available from another broker.**

Research services received from broker-dealers supplement AIM's own research (and the research of its affiliates) ...

The outside research assistance is useful to AIM since the broker-dealers used by AIM tend to follow a broader universe of securities and other matters than AIM's staff follows. In addition, the research provides AIM with a diverse perspective on financial markets. Research services provided to AIM by broker-dealers are available for the benefit of all accounts managed or advised by AIM or by its affiliates. **Some broker-dealers may indicate that the provision of research services is dependent upon the generation of certain specified levels of commissions and underwriting concessions by AIM's clients, including the Funds. However, the Funds are not under any obligation to deal with any broker-dealer in the execution of transactions in portfolio securities.**

In some cases, the research services are available only from the broker-dealer providing them. In other cases, the research services may be obtainable from alternative sources in return for cash payments. AIM believes that the research services are beneficial in supplementing AIM's research and analysis and that they improve the quality of AIM's investment advice. The advisory fee paid by the Funds is not reduced because AIM receives such services. However, to the extent that AIM would have purchased

> research services had they not been provided by broker-dealers, the expenses to AIM could be considered to have been reduced accordingly.
>
> AIM may determine target levels of commission business with various brokers on behalf of its clients (including the Funds) over a certain time period. **The target levels will be based upon the following factors, among others: (1) the execution services provided by the broker; (2) the research services provided by the broker.**

See AIM Growth Series, Form 497, filed on May 2, 2003 (emphasis added).

162. The above statement is materially false and misleading in that it failed to disclose, *inter alia,* material facts regarding AIM's collection and use of fees and the improper practices complained of herein.

163. Throughout the Class Period, in addition to the AIM Prospectuses, Annual and Semi-Annual Reports were published relating to AIM Funds, each of which omitted to state the true nature of AIM's fees and practices, including 12b-1 fees.

164. For example, the Annual Report dated October 31, 2002 for AIM Equity Funds, the AIM-advised entity which was comprised of the: AIM Aggressive Growth Fund; AIM Basic Value II Fund; AIM Blue Chip Fund; AIM Capital Development Fund; AIM Charter Fund; AIM Constellation Fund; AIM Core Strategies Fund; AIM Dent Demographic Trends Fund; AIM Emerging Growth Fund; AIM Large Cap Basic Value Fund; AIM Large Cap Core Equity Fund; AIM Large Cap Growth Fund; AIM Mid Cap Growth Fund; AIM U.S. Growth Fund; and AIM Weingarten Fund, stated the following with respect to 12b-1 and other fees and expenses paid by Plaintiffs and the Class:

> The Trust has entered into master distribution agreements with AIM Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class A, Class B, Class C, Class R and the Institutional Class shares of the Fund. The Trust has adopted plans pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Class A shares, Class B shares, Class C shares and Class R

shares (collectively the "Plans"). The Fund, pursuant to the Plans, pays AIM Distributors compensation at the annual rate of 0.30% of the Fund's average daily net assets of Class A shares, 1.00% of the average daily net assets of Class B and C shares and 0.50% of the average daily net assets of Class R shares. Of these amounts, the Fund may pay a service fee of 0.25% of the average daily net assets of the Class A, Class B, Class C or Class R shares to selected dealers and financial institutions who furnish continuing personal shareholder services to their customers who purchase and own the appropriate class of shares of the Fund. Any amounts not paid as a service fee under the Plans would constitute an asset-based sales charge. NASD Rules also impose a cap on the total sales charges, including asset-based sales charges that may be paid by any class of shares of the Fund. Pursuant to the master distribution agreements, for the year ended October 31, 2002, the Class A, Class B, Class C and Class R shares paid $26,651,431, $7,863,981, $2,406,943 and $104, respectively.

AIM Distributors retained commissions of $1,272,976 from sales of the Class A shares of the Fund during the year ended October 31, 2002. Such commissions are not an expense of the Fund. They are deducted from, and are not included in, the proceeds from sales of Class A shares. During the year ended October 31, 2002, AIM Distributors retained $146,648, $851, $36,358 and $0 in contingent deferred sales charges imposed on redemptions of Class A, Class B, Class C and Class R shares, respectively.

(Above quotation from section of Annual Report related to the AIM Constellation Fund.)

165. Similarly, the Semi-Annual Report dated January 31, 2003 for AIM Equity Funds and its constituent AIM Funds (as described above) contained language and information materially identical to that which appeared in the Annual Report quoted immediately above regarding the AIM Funds' fees and Rule 12b-1 Plan. The Semi-Annual Report dated January 31, 2003 for AIM Equity Funds is typical of the other AIM Semi-Annual Reports published during the Class Period, and are materially false and misleading for the same reasons as discussed herein.

INVESCO Funds

166. The INVESCO Fund Statement of Additional Information, referred to in certain of INVESCO's Prospectuses, available to INVESCO Fund shareholders and typical of the Prospectuses issued throughout the Class Period, stated as follows:

> In seeking to ensure that the commissions charged the Fund are consistent with prevailing and reasonable commissions, INVESCO monitors brokerage industry practices and commissions charged by broker-dealers on transactions effected for other institutional investors like the Fund.
>
> Consistent with the standard of seeking to obtain favorable execution on portfolio transactions, INVESCO may select brokers that provide research services to INVESCO and the Company, as well as other INVESCO mutual funds and other accounts managed by INVESCO. Research services include statistical and analytical reports relating to issuers, industries, securities and economic factors, and trends, which may be of assistance or value to INVESCO in making informed investment decisions. Research services prepared and furnished by brokers through which the Fund effects securities transactions may be used by INVESCO in servicing all of its accounts and not all such services may be used by INVESCO in connection with the Fund. Conversely, a Fund receives benefits of research acquired through the brokerage transactions of other clients of INVESCO.
>
> **In order to obtain reliable trade execution and research services, INVESCO may utilize brokers that charge higher commissions than other brokers would charge for the same transaction. This practice is known as "paying up." However, even when paying up, INVESCO is obligated to obtain favorable execution of a Fund's transactions.**

See INVESCO Sector Funds, Form 497, filed August 1, 2002 (emphasis added).

167. The above statement is materially false and misleading in that it failed to disclose, *inter alia,* material facts regarding INVESCO's collection and use of fees and the improper practices complained of herein.

168. Throughout the Class Period, in addition to the INVESCO Prospectuses, Annual and Semi-Annual Reports were published relating to INVESCO Funds, each of which omitted to state the true nature of INVESCO's fees and practices, including 12b-1 fees.

169. For example, the Annual Report dated July 31, 2002 for INVESCO Stock Funds, INC., the INVESCO-advised entity which was comprised of the INVESCO Dynamics Fund, INVESCO Growth Fund, INVESCO Growth & Income Fund, INVESCO Endeavor Fund, INVESCO S&P 500 Index Fund, INVESCO Small Company Growth Fund, and the INVESCO Value Equity Fund, stated the following with respect to 12b-1 and other fees and expenses paid by Plaintiffs and the Class:

> Each Fund or Class bears expenses incurred specifically on its behalf and, in addition, each Fund or Class bears a portion of general expenses, based on the relative net assets of each Fund or Class.
>
> * * *
>
> A plan of distribution pursuant to Rule 12b-1 of the Act provides for compensation of marketing and advertising expenditures to INVESCO Distributors, Inc. ("IDI" or the "Distributor"), a wholly owned subsidiary of IFG, of 0.25% of annual average net assets of Investor Class shares. A master distribution plan and agreement for Class A, Class B and Class C shares pursuant to Rule 12b-1 of the Act provides for compensation of certain promotional and other sales related costs to IDI. Class A shares of the Fund pay compensation to IDI at a rate of 0.35% of annual average net assets. During any period that Class A shares of the Fund are closed to new investors, the Fund will reduce this payment for Class A shares from 0.35% to 0.25% per annum. Class B and Class C shares of the Fund pay compensation to IDI at a rate of 1.00% of annual average net assets. Of these amounts, IDI may pay a service fee of 0.25% of the average net assets of the Class A, Class B or Class C shares to selected dealers and financial institutions who furnish continuing personal shareholder services to their customers who purchase and own the applicable class of shares of the Fund. Any amounts not paid as a service fee under the Plans would constitute an asset-based sales charge. The Plans also impose caps on the total sales charges, including asset-based sales charges, that may be paid by the respective class. A plan of

> distribution pursuant to Rule 12b-1 of the Act provides for financing the distribution and continuing personal shareholder servicing of Class K shares of 0.45% of annual average net assets. Any unreimbursed expenses IDI incurs with respect to Investor Class, Class A, Class C and Class K shares in any fiscal year can not be recovered in subsequent years.

170. Similarly, the Semi-Annual Report dated January 31, 2003 for INVESCO Stock Funds, Inc. and its constituent INVESCO Funds contained language and information materially identical to that which appeared in the Annual Report quoted immediately above regarding the INVESCO Funds' fees and Rule 12b-1 Plan. The Semi-Annual Report dated January 31, 2003 for INVESCO Stock Funds, Inc., is typical of the other INVESCO Semi-Annual Reports published during the Class Period, and are materially false and misleading for the same reasons as discussed herein.

Material Omissions Regarding Revenue Sharing

171. The May 1, 2003 Statement of Additional Information for the AIM Basic Value Fund is identical in substance to all Statements of Additional Information issued during the Class Period in that under the heading PAYMENTS TO DEALERS it stated as follows with respect to its description of the distribution plan and method it offered its shares to the public that Defendants euphemistically referred to as "revenue sharing":

> In addition to, or instead of, amounts paid to dealers as a sales commission, AIM Distributors may, from time to time, at its expense or as an expense for which it may be compensated under a distribution plan, if applicable, pay a bonus or other consideration or incentive to dealers.

172. The above statement is materially false and misleading in that it failed to disclose, *inter alia,* the following material adverse facts which damaged Plaintiffs and other members of the Class:

(a) that the Investment Adviser Defendants and/or Distributor Defendants used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf space" programs whereby the broker steered clients into AIM/INVESCO Funds;

(b) that the Investment Adviser Defendants and/or Distributor Defendants used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf space" programs;

(c) that the Investment Adviser Defendants and/or Distributor Defendants directed brokerage payments to firms that favored AIM/INVESCO Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the AIM/INVESCO Funds Rule 12b-1 plan;

(d) that the Investment Adviser Defendants and/or the Distributor Defendants compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(e) that such revenue sharing payments created undisclosed conflicts of interest;

(f) that the AIM/INVESCO Funds Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(g) that any economies of scale achieved by marketing of the AIM/INVESCO Funds to investors were not passed on to AIM/INVESCO Funds investors, but rather, as the

AIM/INVESCO Funds grew, fees charged to AIM/INVESCO Funds investors continued to increase with no change in the level of services provided by Defendants; and

(h) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and their affiliates and, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the AIM/INVESCO Fund investors.

173. Defendants' disclosures made subsequent to the Class Period, and the increased enforcement actions regarding the alleged conduct, further illustrate the deficiencies in the Defendants' disclosures during the Class Period. For instance, the following disclosure was made in the AIM Diversified Dividend Fund Prospectus dated April 29, 2005:

> ADI affiliates make revenue sharing payments as incentives to certain financial advisors to promote and sell shares of the funds. The benefits ADI Affiliates receive when they make these payments include, among other things, placing the funds on the financial advisor's sales force or to the financial advisor's management. Revenue sharing payments are sometimes referred to as "shelf space" payments because the payments compensate the financial advisor for including the fund in its sales system.

Material Omissions Regarding Directed Brokerage Business

174. The May 1, 2003 Statement of Additional Information for the AIM Basic Value Fund is identical in substance to all Statements of Additional Information issued during the Class Period in that under the heading BROKERAGE SELECTION, it states as follows:

> AIM may determine target levels of commission business with various brokers on behalf of its clients (including the Funds) over a certain time period. The target levels will be based upon the following factors, among others: (1) the execution services provided by the broker; (2) the research services provided by the broker; and (3) the broker's interest in mutual funds in general and in the Funds and other mutual funds advised by AIM or AIM Capital Management, Inc. (collectively, the "AIM Funds") in

particular, including sales of the Funds and of the other AIM Funds.

The above statement is materially false and misleading in that it failed to disclose that Defendants chose brokers to execute sales for the Funds' portfolios – and thereby directed the commissions from the sales of the portfolios' securities to these brokers – to satisfy negotiated arrangements with brokerages to give AIM/INVESCO "shelf space" visibility and to push their clients into AIM/INVESCO Funds in exchange for directed brokerage. Additionally, the above statement is materially false and misleading for its failure to disclose, *inter alia*, the following:

(a) that the Investment Adviser Defendants and/or Distributor Defendants used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf space" programs whereby the broker steered clients into AIM/INVESCO Funds;

(b) that the Investment Adviser Defendants and/or Distributor Defendants used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf space" programs;

(c) that the Investment Adviser Defendants' and/or Distributor Defendants' use of brokerage commissions violated the rules of the NASD;

(d) that the Investment Adviser Defendants and/or Distributor Defendants directed brokerage payments to firms that favored AIM/INVESCO Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the AIM/INVESCO Funds Rule 12b-1 plan;

(e) that the AIM/INVESCO Funds Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(f) that the Investment Adviser Defendants and/or Distributor Defendants compensated themselves out of investor assets for any payments made pursuant to revenue sharing agreements;

(g) that such revenue sharing payments created undisclosed conflicts of interest;

(h) that any economies of scale achieved by marketing of the AIM/INVESCO Funds to investors were not passed on to AIM/INVESCO Funds investors, but rather, as the AIM/INVESCO Funds grew, fees charged to AIM/INVESCO Funds investors continued to increase with no change in the level of services provided by Defendants; and

(i) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and their affiliates and, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the AIM/INVESCO Fund investors.

Material Omissions Regarding Soft Dollars

175. The May 1, 2003 Statement of Additional Information for the AIM Basic Value Fund is identical in substance to all Prospectuses issued during the Class Period in that under the heading BROKERAGE SELECTION, it states as follows:

> Section 28(e) of the Securities Exchange Act of 1934 provides that AIM, under certain circumstances, lawfully may cause an account to pay a higher commission than the lowest available. Under Section 28(e)(1), AIM must make a good faith determination that the commissions paid are "reasonable in relation to the value of the brokerage and research services provided ... viewed in terms of either that particular transaction or [AIM's] overall responsibilities

> with respect to the accounts as to which [it] exercises investment discretion." The services provided by the broker also must lawfully and appropriately assist AIM in the performance of its investment decision-making responsibilities. Accordingly, in recognition of research services provided to it, a Fund may pay a broker higher commissions than those available from another broker.
>
> * * *
>
> The outside research assistance is useful to AIM since the broker-dealers used by AIM tend to follow a broader universe of securities and other matters than AIM's staff can follow. In addition, the research provides AIM with a diverse perspective on financial markets. Research services provided to AIM by broker-dealers are available for the benefit of all accounts managed or advised by AIM or by its affiliates. Some broker-dealers may indicate that the provision of research services is dependent upon the generation of certain specified levels of commissions and underwriting concessions by AIM's clients, including the Funds. However, the Funds are not under any obligation to deal with any broker-dealer in the execution of transactions in portfolio securities.

Soft Dollar arrangements are material because of the potential conflict of interest arising from an adviser's receipt of some benefit in exchange for directing brokerage on behalf of a client account.

176. The above statement failed to disclose, *inter alia,* the following material adverse facts regarding Soft Dollar arrangements which damaged Plaintiffs and other members of the Class:

(a) that the Investment Adviser Defendants and/or the Distributor Defendants used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf space" programs whereby the brokers steered clients into AIM/INVESCO Funds;

(b) that the Investment Adviser Defendants and/or Distributor Defendants used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf space" programs;

(c) that the use of brokerage commissions to satisfy bilateral arrangements with brokers known as "shelf space" programs violated Section 28(e) of the Exchange Act;

(d) that the Investment Adviser Defendants and/or Distributor Defendants directed brokerage payments to firms that favored AIM/INVESCO Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the AIM/INVESCO Funds Rule 12b-1 plan;

(e) that the Investment Adviser Defendants and/or Distributor Defendants compensated themselves out of investor assets for any payments made pursuant to revenue sharing agreements;

(f) that such revenue sharing payments created undisclosed conflicts of interest;

(g) that the AIM/INVESCO Funds Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(h) that any economies of scale achieved by marketing of the AIM/INVESCO Funds to investors were not passed on to AIM/INVESCO Funds investors, but rather, as the AIM/INVESCO Funds grew, fees charged to AIM/INVESCO Funds investors continued to increase with no change in the level of services provided by Defendants; and

(i) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and their affiliates and, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the assets of AIM/INVESCO Fund investors.

The Annual and Semi-Annual Reports Were Materially False and Misleading

177. During the Class Period, Defendants filed annual and semi-annual reports with the SEC for each of the AIM/INVESCO Portfolios or Funds. The annual and semi-annual reports were also sent to shareholders of the AIM/INVESCO Funds, including Plaintiffs, in part to provide information to investors to use to decide what action, if any, they were going to take in regards to their holdings in AIM/INVESCO Funds. These annual and semi-annual reports cross-reference the Prospectuses for the investor to obtain more information to assist in making decisions on whether or not to continue to hold the fund. Thus, all of the material omissions set forth above in the Prospectuses and SAIs are realleged herein.

178. Each of the AIM/INVESCO annual and semi-annual reports issued during the Class Period failed properly to disclose to investors material information about the AIM/INVESCO Funds and the fees and costs associated with them. For example, each of the AIM/INVESCO annual and semi-annual reports contained materially false and misleading omissions regarding 12b-1 fees.

179. The annual report for the AIM Small Cap Growth Fund, dated December 31, 2001, is substantially similar in substance to all AIM/INVESCO annual reports issued during the Class Period and states:

> The Trust has entered into master distribution agreements with AIM Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class A, Class B and Class C shares of the Fund. The Trust has adopted plans pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Class A shares, Class B shares and Class C shares (collectively the "Plans"). The Fund, pursuant to the Plans, pays AIM Distributors compensation at the annual rate of

> 0.35% of the Fund's average daily net assets of Class A shares and 1.00% of the average daily net assets of Class B and C shares. Of these amounts, the Fund may pay a service fee of 0.25% of the average daily net assets of the Class A, Class B or Class C shares to selected dealers and financial institutions who furnish continuing personal shareholder services to their customers who purchase and own the appropriate class of shares of the Fund.

180. The above statement is materially false and misleading in that it fails to state that Defendants used disguised 12b-1 fees over and above the publicized 12b-1 payments to participate in "shelf space" programs to provide kickbacks to brokers for directing their clients into AIM/INVESCO Funds and by failing to reveal the massive aggregate amounts involved and the benefits received by the Investment Adviser Defendants and Distributor Defendants from that program. Additionally, the above statement is materially false and misleading because it failed to disclose the following:

(a) the Investment Adviser Defendants and/or Distributor Defendants used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf space" programs whereby the broker steered clients into AIM/INVESCO Funds;

(b) the Investment Adviser Defendants and/or Distributor Defendants used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space" programs, and the revenue sharing payments were in excess of standard sales loads and 12b-1 payments;

(c) the Investment Adviser Defendants and/or Distributor Defendants directed brokerage payments to firms that favored AIM/INVESCO Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the AIM/INVESCO Funds Rule 12b-1 Plans;

(d) the Investment Adviser Defendants and/or Distributor Defendants compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(e) such revenue-sharing payments created undisclosed conflicts of interest;

(f) the AIM/INVESCO Funds Rule 12b-1 plans were not in compliance with Rule 12b-1, and payments made pursuant to the plan, which reduced the NAV of the Funds, were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the Funds and their shareholders;

(g) any economies of scale achieved by marketing of the AIM/INVESCO Funds to investors were not passed on to AIM/INVESCO Funds investors, but rather, as the AIM/INVESCO Funds grew, fees charged to AIM/INVESCO Funds investors, which acted to reduce the NAV of the Funds, continued to increase with no change in the level of services provided by Defendants; and

(h) the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and their affiliates and, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the investors of AIM/INVESCO Funds.

Defendants' Wrongdoing Directly Impacted Plaintiffs and the Class

181. A mutual fund company is very different from a traditional corporation, in that a mutual fund is:

> a 'mere shell,' **a pool of assets** consisting mostly of portfolio securities that **belongs to the individual investors** holding shares in the fund. The management of this asset pool is largely in the

> hands of an investment adviser, an independent entity which generally organizes the fund and provides it with investment advice, management services, and office space and staff....

Moses v. Black, No. 78-1913, 1981 U.S. Dist. LEXIS 10870, at *8 (S.D.N.Y. Feb. 3, 1981) (emphasis added).

182. Unlike the situation in regard to a traditional corporation, if those in charge of a mutual fund engage in wrongful activities negatively impacting the mutual fund, investors are directly impacted because a mutual fund is nothing more than a collection of the investors' money. When a cost is imposed on a traditional corporation, that cost impacts the value of the corporation, but it does not necessarily impact the market price of the corporation's shares. Thus, there is no direct impact of those costs on the shareholder. In contrast, costs imposed on a mutual fund directly reduce the price at which the fund's shares are bought and sold, and do directly impact fund shareholders.

183. Unlike a traditional corporation, mutual fund shares do not trade at a price set by a public market. Rather, they are bought from the fund and sold back to the fund at NAV of the fund per share. Open-end mutual funds such as the AIM/INVESCO Funds are required to issue "redeemable securities," which are defined as "any security . . . under the terms of which the holder, upon its presentation to the issuer . . . is entitled . . . to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof." 15 U.S.C. § 80a-2(a)(32). The value of an investor's mutual fund is determined by subtracting a fund's liabilities from its assets to arrive at the fund's NAV. The excessive fees and charges at issue here immediately reduced the Funds' NAV per share, decreasing the amount at which each shareholder is entitled to redeem his or her shares. This has a direct impact on shareholders.

184. Defendants' own prospectuses, SAIs, and annual and semi-annual reports acknowledge that the cost of investing in a Fund is not limited to the initial price of purchasing

shares. That cost also includes additional fees and expenses subsequently imposed on the holders of AIM/INVESCO mutual funds in connection with the service aspect of mutual fund investing. For example, as stated in the annual report for the AIM Small Cap Growth Fund, dated of December 31, 2001, which is substantially similar in substance to all AIM/INVESCO annual reports issued during the Class Period: "[b]ecause the AIM Fund pays these fees out of its assets on an ongoing basis, over time these fees will increase the cost of *your* investment and may cost *you* more than paying other types of sales charges." (Emphasis added).

185. The SEC has also acknowledged that the improper use of 12b-1 fees, directed brokerage and revenue sharing harms fund shareholders directly, noting that:

> Foregoing an opportunity to seek lower commission rates, to use brokerage to pay custodial, transfer agency and other fund expenses, or to obtain any available cash rebates, **is a real and meaningful cost to fund shareholders.**
>
> * * *
>
> We believe that the way brokerage has been used to pay for distribution involves unmanageable conflicts of interest that may harm funds and fund shareholders.

Prohibition on the Use of Brokerage Commissions to Finance Distributions, SEC Release No. IC-26356, 2004 SEC LEXIS 418, at *20-21 (Feb. 24, 2004) (emphasis added).

The Excessive Fees Charged Are Significant

186. Although the various fees charged mutual fund investors may seem small per each individual investor, mutual funds are long-term investment vehicles, whose compounded expenses can have a significant impact on returns. The typical mutual fund investor is a married, middle-class individual in his or her forties with a median household income of $55,000. Nearly all mutual fund investors consider their investments long-term savings. Approximately 98% of mutual fund shareholders say their investments constitute long-term savings and about 77% cite

retirement savings as their primary financial goal. David J. Carter, *Mutual Fund Board and Shareholder Action*, VILLANOVA JOURNAL OF LAW AND INVESTMENT MANAGEMENT, Vol. 3, No.1, pg. 8.

187. Arthur Levitt, past Chairman of the SEC, has observed this and is critical of what he calls the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can, over time, create such drastic erosion in returns . . . In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: *Costs Paid with Other People's Money*, 6 FORDHAM J. CORP. & FIN. L. 261, 267 (2000).

THE AIM/INVESCO DIRECTORS ENGAGED IN IMPROPER CONDUCT

The Director Defendants Breached Their Fiduciary Duties To AIM/INVESCO Funds Shareholders

188. Mutual fund Boards of Directors have a duty to protect investors and closely guard the fees paid to an investment adviser and guarantee that they are not excessive and that the investment adviser is acting in the best interest of the mutual fund shareholders. As explained by William Donaldson, the head of the SEC, in a January 7, 2004 speech to the Mutual Funds Directors Forum:

> The Board of Directors of a mutual fund has significant responsibility to protect investors. By law, directors generally are responsible for the oversight of all of the operations of a mutual fund. In addition, under the Investment Company Act, directors are assigned key responsibilities, such as negotiating and evaluating the reasonableness of advisory and other fees, selecting the fund's independent accountants, valuing certain securities held by the fund, and managing certain operational conflicts.
>
> The role of fund directors is particularly critical in the mutual fund context because almost all funds are organized and operated by

> external money-management firms, thereby creating inherent conflicts of interest and potential for abuse. Money-management firms operating mutual funds want to maximize their profits through fees provided by the funds, bur the fees, of course, paid to these firms, reduce the returns to fund investors.
>
> Independent directors, in particular, should serve as "independent watchdogs" guarding investors' interests – and helping to protect fund assets from uses that will be of primary benefit to management companies. These interests must be paramount, for it is the investors who own the funds and for whose sole benefit they must be operated.

See http://www.sec.gov/news/speech/spch010704whd.htm.

189. The Investment Company Institute ("ICI"), of which AIM and INVESCO are members, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments. [. . .]
>
> **Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the fund's investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing that directors oversee the advisers who manage and service their investments.**
>
> **In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.**

(Emphasis added.)[2]

---

[2] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, as of June, 2005, its membership included approximately 8,000 mutual funds, 600 closed-end funds, 143 exchange-traded funds, and five sponsors of unit investment trusts. Its mutual fund members have 87.7 million individual shareholders and manage approximately $8 trillion in investor assets. The quotation above is excerpted from a paper entitled *Understanding the Role of Mutual Fund Directors,* available on the ICI website, *at* http://www.ici.org/issues/dir/bro_mf_directors.pdf.

AIM Funds

190. AIM public filings state that the Board for each AIM trust consisting of the AIM Funds is responsible for the management and supervision of each respective Fund. In this regard, the May 2, 2003 Statement of Additional Information for funds offered by the AIM Growth Series (the "AIM Statement of Additional Information"), is typical of the Statements of Additional Information published for other AIM/INVESCO Funds. It states that "[t]he Board of Trustees approves all significant agreements between the Trust, on behalf of one or more of the Funds, and persons or companies furnishing services to the Funds. The day-to-day operations of each Fund are delegated to the officers of the Trust and to AIM, subject always to the objective(s), restrictions and policies of the applicable Fund and to the general supervision of the Board of Trustees." *See* AIM Statement of Additional Information for AIM Growth Series, Form 497, filed May 2, 2003, at 21-22.

191. AIM's disclosure is inadequate and inconsistent with the practices of the board. Here, the Director Defendants breached their fiduciary duties to investors by inadequately disclosing the basis for their approval of the advisory contracts with the Investment Adviser Defendants. The SEC requires Statements of Additional Information to disclose the basis by its board of directors for its approval of an existing advisory contract. The Form N-1A Registration Statement, item 13, requires that a fund's Statement of Additional Information:

> Discuss in reasonable detail the material factors and the conclusions with respect thereto that formed the basis for the board of directors approving the existing investment advisory contract. If applicable, include a discussion of any benefits derived or to be derived by the investment adviser from the relationship with the Fund such as soft dollar arrangements by which brokers provide research to the Fund or its investment adviser for allocating Fund brokerage.

The instruction to the item states, "Conclusory statements or a list of factors will not be considered sufficient disclosure. The discussion should relate the factors to the specific circumstances of the Fund and the investment advisory contract."

192. Here, with regards to the process by which the investment managers are selected and the advisory contracts are approved, the AIM Statement of Additional Information states:

> The advisory agreement with AIM was re-approved for each Fund by the Trust's Board . . . . In evaluating the fairness and reasonableness of the advisory agreement, the Board of Trustees considered a variety of factors for each Fund, including: the requirements of each Fund for investment supervisory and administrative services; the quality of AIM's services, including a review of each Fund's investment performance and AIM's investment personnel; the size of the fees in relationship to the extent and quality of the investment advisory services rendered; fees charged to AIM's other clients; fees charged by competitive investment advisors; the size of the fees in light of services provided other than investment advisory services; the expenses borne by each Fund as a percentage of its assets and relationship to contractual limitations; any fee waivers (or payments of Fund expenses) by AIM; AIM's profitability; the benefits received by AIM from its relationship to each Fund, including soft dollar arrangements, and the extent to which each Fund shares in those benefits; the organizational capabilities and financial condition of AIM and conditions and trends prevailing in the economy, the securities markets and the mutual fund industry; and the historical relationship between each Fund and AIM.

AIM Statement of Additional Information, at 24.

193. The above statement violates the regulations of Form N-1A item 13 because it is merely a conclusory list and does not relate the factors to the specific circumstances with the Funds and the investment advisory contracts.

INVESCO Funds

194. INVESCO public filings during the Class Period stated that the Board for each INVESCO trust consisting of the INVESCO Funds was responsible for the management and supervision of each respective Fund. In this regard, the INVESCO Statement of Additional

Information for INVESCO Sector Series dated August 1, 2002 (the "INVESCO Statement of Additional Information"), is typical of the Statements of Additional Information available for other AIM/INVESCO Funds. It states that "[t]he overall direction and supervision of the Company come from the board of directors. The board of directors is responsible for making sure that the Funds' general investment policies and programs are carried out and that the Funds are properly administered."

195. Moreover, the INVESCO Statement of Additional Information stated, with respect to the duties of the Directors, as follows:

> **In approving the Advisory Agreement, the board primarily considered, with respect to each Fund, the nature, quality, and extent of the services provided under the Agreement and the overall fairness of the Agreement.** The board requested and evaluated information from INVESCO that addressed specific factors designed to assist in the board's consideration of these issues.

Id. (Emphasis added.)

196. The INVESCO Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected:

> With respect to the nature and quality of the services provided, the board reviewed, among other things (1) the overall performance results of the Funds in comparison to relevant indices, (2) a summary for each Fund of the performance of a peer group of investment companies pursuing broadly similar strategies prepared by an independent data service, and (3) the degree of risk undertaken by INVESCO as reflected by a risk/return summary, also prepared by the independent data service. The board considered INVESCO's resources and responsiveness with respect to Funds that have experienced performance difficulties and discussed the efforts being made to improve the performance records of such Funds. **The board also considered the advantages to each Fund of having an advisor that is associated with a global investment management organization. In connection with its review of the quality of the execution of the Funds' trades, the board considered INVESCO's use in fund transactions of brokers or dealers that provided research**

> **and other services to INVESCO or its affiliates, and the benefits derived from such services to the Funds and to INVESCO.** The board also considered the quality of the shareholder and administrative services provided by INVESCO, as well as the firm's positive compliance history.
>
> With respect to the overall fairness of the Agreement, **the board primarily considered the fairness of fee arrangements and the profitability and any fall-out benefits of INVESCO and its affiliates from their association with the Funds.** The board reviewed information from an independent data service about the rates of compensation paid to investment advisors and overall expense ratios, for funds comparable in size, character, and investment strategy to the Funds. In concluding that the benefits accruing to INVESCO and its affiliates by virtue of their relationships with the Funds were reasonable in comparison with the costs of providing investment advisory services and the benefits accruing to each Fund, the board reviewed specific data as to INVESCO's profit or loss on each Fund, and carefully examined INVESCO's cost allocation methodology. In this connection, the board requested that the Funds' independent auditors review INVESCO's methodology for appropriateness. The board concluded that approval of the Agreement was in the best interest of the Funds' shareholders. These matters were considered by the Independent Directors working with experienced 1940 Act counsel that is independent of INVESCO.

Id. (Emphasis added.)

197. INVESCO's disclosures are inadequate and inconsistent with the practices of the board for the reasons discussed in paragraphs 184 and 186, *supra*.

198. Recognizing the danger of mismanagement related to fees charged to mutual fund shareholders, Congress imposed various duties on mutual funds and their board members in an attempt to protect shareholders, including Section 15(c) of the Investment Company Act, which provides:

> It [is] the duty of the directors of a registered investment company to request and evaluate, and the duty of an investment adviser to such company to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such company.

199. However, the Boards of the AIM/INVESCO Funds failed to fulfill their duties. In truth and in fact, INVESCO and AIM's Boards, *i.e.*, the Director Defendants, were captive to and controlled by INVESCO and AIM respectively, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the AIM/INVESCO Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming AIM/INVESCO Fund shareholders' assets. In many cases, key AIM/INVESCO Funds Directors were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to AIM/INVESCO Fund shareholders, but, rather, to the Investment Adviser Defendants they were supposed to oversee. The Director Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendants.

200. To ensure that the Director Defendants were compliant, the Investment Adviser Defendants often recruited key Director Defendants from the ranks of investment adviser companies and paid them excessive salaries for their service as directors. For example, Graham, the Chairman and director of AMG, is also the director and/or trustee of various registered investment companies in the AIM Fund complex.

201. In exchange for creating and managing the AIM/INVESCO Funds, including the AIM/INVESCO Funds held by Plaintiffs, the Investment Adviser Defendants charged the AIM/INVESCO Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to INVESCO and AMG. In theory, the fees charged to fund shareholders are negotiated at arm's-length between the fund Board and the investment management company and must be approved by the independent members of the Board. However, as a result of the Director Defendants'

dependence on the Investment Adviser Defendants for their position and their failure to properly manage the investment advisers, millions of dollars in AIM/INVESCO Funds assets were transferred through fees payable from AIM/INVESCO Funds assets to the Investment Adviser Defendants that were of no benefit to fund shareholders, as described herein.

202. As discussed above, the Investment Adviser Defendants also experienced a significant increase in revenues from their inflow of fees. Plaintiffs and other members of the Class never knew, nor could they have known, from reading the Fund Prospectuses, annual or semi-annual reports or otherwise, of the extent to which the Investment Adviser Defendants were using revenue sharing, directed brokerage, excessive commissions, Soft Dollars and so-called 12b-1 fees to improperly siphon assets to brokers pursuant to the shelf space agreements discussed above.

Demand On The Boards To Take Corrective Action Would Be Futile

203. With respect to Count V only, Plaintiffs have not made any demand on the Boards of Directors (the "Boards") to institute this action. Such demand would be a futile and useless act because the Boards are incapable of making an independent and disinterested decision for the following reasons:

(a) As alleged in detail herein, each of the Director Defendants who sat on the Boards was appointed by, and serves at the pleasure of, the Investment Adviser Defendants. Each of the Director Defendants who sat on the Boards is controlled by and beholden to the Investment Adviser Defendants for his/her position and substantial compensation as a director. Although as a technical matter, the shareholders have a right to vote out the directors, the directors know that this is extremely unlikely if the Investment Advisers support the directors, which they have done throughout the Class Period. Accordingly, each of the Director Defendants is incapable of evaluating a demand independently and disinterestedly.

(b) Because of their lack of independence from the Investment Adviser Defendants, the Director Defendants wrongfully approved the advisory fees, 12b-1 fees, Soft Dollars and the false and misleading AIM/INVESCO Fund Prospectuses and SAIs and other filings containing material omissions in each of the years they served as directors.

(c) As alleged in detail herein, each of the Director Defendants participated in, approved, and/or allowed the wrongs complained of herein. The conduct of the Director Defendants was in breach of their fiduciary duties and could not have been an exercise of good faith business judgment.

(d) As explained in the immediately preceding section, the Director Defendants had a duty to supervise all agreements entered into on behalf of the Funds, and ultimately approve all such agreements. Therefore, the Director Defendants knew what was happening with all of the agreements, yet they repeatedly approved the agreements year after year.

(e) The Director Defendants allowed a course of conduct that prejudiced the AIM/INVESCO Funds and investors as the Director Defendants allowed the excessive fees to be charged and shareholder investments to be used for improper purposes, such as kickbacks to brokers. The payment of kickbacks to brokers which injured shareholders was conduct that should have been prevented by the Director Defendants, but was not.

(f) The Director Defendants also were self-interested in the improper kickbacks paid to brokers who steered their clients' assets into the AIM/INVESCO Funds in order to increase the assets in the Funds. Growth of a mutual fund is one of the keys to its survival, for if a mutual fund's assets stagnate or decrease, there is a great likelihood that the fund will be disbanded or merged with another fund. If the mutual fund is disbanded or merged, the board members for that fund necessarily lose their position on the fund's board as well as the compensation for sitting on that fund's board.

(g) Additionally, each of the Director Defendants received substantial payments and benefits by virtue of his or her membership on one or more Boards and his or her control of multiple AIM/INVESCO Funds.

(h) Each of the Director Defendants has thus benefited from the wrongdoing herein alleged and has engaged in such conduct to preserve his or her positions of control and the benefits thereof.

(i) Furthermore, each of the Director Defendants was a director during the Class Period and many continue to serve as a director, and the Director Defendants comprise the Boards. Thus, in order to bring this action for breaching their fiduciary duties, the Director Defendants would be required to sue themselves and their fellow directors with whom they have had close business and personal relationships throughout the Class Period. Accordingly, a majority of the Board is incapable of evaluating a demand independently and disinterestedly.

CLASS ACTION ALLEGATIONS

204. Plaintiffs bring certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of the Class, consisting of all persons or entities who held one or more shares, units or like interests of AIM/INVESCO Funds during the Class Period and were damaged thereby; and the State Law Sub-Class consisting of all persons or entities who acquired one or more shares, units or like interests of AIM/INVESCO Funds before March 11, 1999 and held during the Class Period and were damaged thereby. The State Law Sub-Class excludes any persons with transactions that constitute a "purchase" within the meaning of SLUSA, including any dividend reinvestments during the Class Period. Excluded from the Class and State Law Sub-Class are Defendants, members of their immediate families

and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

205. The members of the Class and State Law Sub-Class are so numerous that joinder of all members is impracticable. While the exact number of Class and State Law Sub-Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are many thousands of members in the proposed Class and State Law Sub-Class. Record owners and other members of the Class and State Law Sub-Class may be identified from records maintained by INVESCO and AMG and the Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

206. Plaintiffs' claims are typical of the claims of the members of the Class and the Sub-Class plaintiffs' claims are typical of the claims of the Sub-Class as all members of the Class and Sub-Class are similarly affected by Defendants' wrongful conduct in violation of federal and state law that is complained of herein.

207. Plaintiffs can bring claims regarding all the Funds due to the juridical links between the Funds as well as the fact that the Funds are essentially alter-egos of one another acting as one unitary organization. *See* paragraphs 57-62, *supra*.

208. Plaintiffs will fairly and adequately protect the interests of the members of the Class and the Sub-Class plaintiffs will fairly and adequately protect the interests of the members of the Sub-Class, and Plaintiffs and the Sub-Class plaintiffs have retained counsel competent and experienced in class and securities litigation.

209. Common questions of law and fact exist as to all members of the Class and Sub-Class, respectively, and predominate over any questions solely affecting individual members of

the Class and Sub-Class, respectively. Among the questions of law and fact common to the Class and Sub-Class are:

(a) whether the Investment Company Act was violated by Defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by Defendants' acts as alleged herein;

(c) whether Defendants breached their common law fiduciary duties to the Sub-Class plaintiffs and members of the Sub-Class;

(d) whether statements made by Defendants during the Class Period omitted to disclose material facts about the business and operations of the AIM/INVESCO Funds; and

(e) to what extent the members of the Class and Sub-Class have sustained damages and the proper measure of damages.

210. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class and Sub-Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class and Sub-Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

INVESTMENT COMPANY ACT CLAIMS

COUNT I

AGAINST THE INVESTMENT ADVISER DEFENDANTS, DISTRIBUTOR DEFENDANTS AND THE DIRECTOR DEFENDANTS FOR VIOLATIONS OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

211. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

212. This Count is brought by Plaintiffs and the other members of the Class against the Investment Adviser Defendants in their role as investment advisers to the AIM/INVESCO Funds, against the Distributor Defendants in their role as the distributor of the AIM/INVESCO Funds, and against the Director Defendants for their role in the materially false and misleading Registration Statements, Prospectuses and SAIs.

213. The directors and, typically, the President or Vice-President, sign the Registration Statements. For example, the Director Defendants, and defendant Graham in his position as President of the AIM Tax-Exempt Funds, signed the AIM Tax-Exempt Funds SAI, dated July 21, 2003.

214. The Investment Adviser Defendants, Distributor Defendants and Director Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants, Distributor Defendants and Director Defendants failed to disclose the following:

(a) that the Investment Adviser Defendants authorized the payment directly or indirectly from fund and shareholder assets of excessive commissions to broker dealers in exchange for preferential marketing services known as "shelf space" and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants and/or Distributor Defendants compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(c) that the Investment Adviser Defendants and/or Distributor Defendants improperly directed brokerage payments to firms that favored AIM/INVESCO Funds, which constituted a form of marketing that was not disclosed in or authorized by the AIM/INVESCO Funds Rule 12b-1 plan;

(d) that the AIM/INVESCO Funds Rule 12b-1 plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12(b) of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(e) that any economies of scale achieved by marketing of the AIM/INVESCO Funds to new investors were not passed on to AIM/INVESCO Funds investors; on the contrary, as the AIM/INVESCO Funds grew, fees charged to AIM/INVESCO Funds investors continued to increase without any change in services provided to the Funds;

(f) that Defendants improperly used Soft Dollars and excessive commissions, paid from AIM/INVESCO Funds assets to pay for overhead and other expenses, the costs of which should have been borne by Defendants and not AIM/INVESCO Funds investors; and

(g) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the AIM/INVESCO Funds investors.

215. By reason of the conduct described above, the Investment Adviser Defendants, Distributor Defendants and Director Defendants violated Section 34(b) of the Investment Company Act.

216. As a direct, proximate and foreseeable result of the Investment Adviser Defendants', Distributor Defendants' and Director Defendants' violation of Section 34(b) of the Investment Company Act, AIM/INVESCO Funds investors have incurred damages. Plaintiffs and the other members of the Class were injured as holders of the Funds because they were deceived into believing that they would earn a return on their investment that would reflect a use of all the Funds' assets to benefit the Funds and their investors when, in fact, the return on investment was reduced by the wrongful payments that served to benefit only the Investment Adviser Defendants and their affiliated defendants. In reliance on such deceptive statements, Plaintiffs and the Class continued to hold their shares and sustained injury by virtue of the continuing impact of the undisclosed charges on the value of their holdings.

217. Plaintiffs and the other members of the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the AIM/INVESCO Funds themselves.

218. The Investment Adviser Defendants, Distributor Defendants and Director Defendants, individually and in concert, directly and indirectly, by the use, means or

instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

AGAINST THE INVESTMENT ADVISER DEFENDANTS, DISTRIBUTOR DEFENDANTS AND DIRECTOR DEFENDANTS PURSUANT TO SECTION 36(a) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

219. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

220. This Count is brought by Plaintiffs and the other members of the Class against the Distributor Defendants, the Investment Adviser Defendants and the Director Defendants for breach of their fiduciary duties as defined by Section 36(a) of the Investment Company Act.

221. The Distributor Defendants, the Investment Adviser Defendants and the Director Defendants had a fiduciary duty to Plaintiffs and the other members of the Class.

222. The Distributor Defendants, the Investment Adviser Defendants and the Director Defendants violated Section 36(a) by improperly charging investors in the AIM/INVESCO Funds excessive advisory fees, as well as purported Rule 12b-1 marketing fees, and by drawing on the assets of AIM/INVESCO Funds investors to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

223. By reason of the conduct described above, the Distributor Defendants, the Investment Adviser Defendants and the Director Defendants violated Section 36(a) of the Investment Company Act.

224. As a direct, proximate and foreseeable result of the Distributor Defendants', the Investment Adviser Defendants' and the Director Defendants' breaches of fiduciary duties, in their roles as principal underwriter, investment advisers, and directors, respectively, to AIM/INVESCO Funds investors, Plaintiffs and the Class have incurred millions of dollars in

damages. Plaintiffs and the other members of the Class were injured as holders of the Funds because they were deceived into believing Defendants were not improperly taking assets out of the Funds to the detriment of the Funds and Fund investors when in fact Defendants were systematically and improperly removing assets from the Funds with a direct injurious impact on both the Funds and their shareholders.

225. Plaintiffs in this count seek to enjoin Defendants from engaging in such practices in the future as well as recover improper Rule 12b-1 fees, Soft Dollars, excessive commissions and excessive advisory fees charged the AIM/INVESCO Funds by the Distributor Defendants and the Investment Adviser Defendants.

COUNT III

AGAINST THE DISTRIBUTOR DEFENDANTS, INVESTMENT ADVISER DEFENDANTS AND DIRECTOR DEFENDANTS PURSUANT TO SECTION 36(b) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

226. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

227. This Count is brought by Plaintiffs and the Class against the Distributor Defendants, the Investment Adviser Defendants and the Director Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

228. The Distributor Defendants, the Investment Adviser Defendants and the Director Defendants had a fiduciary duty to the AIM/INVESCO Funds and their investors with respect to the receipt of compensation for services and of payments of a material nature made by and to the Distributor Defendants, the Investment Adviser Defendants and the Director Defendants.

229. The fees received by the Defendants in this Count charged to the AIM/INVESCO Funds and investors were excessive, were not negotiated at arm's-length, and were so disproportionately large that they bore no reasonable relationship to the services rendered. Some

of the factors to be considered in determining whether a fee is so disproportionately large that it bears no reasonable relationship to the services rendered include: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the advisor/manager; (3) economies of scale; (4) comparative fee structures; (5) fallout benefits (*i.e.*, indirect profits to the advisor/manager resulting from the existence of the funds); and (6) the care and conscientiousness of the directors. All pertinent facts must be weighed in determining whether a fee or other compensation violates § 36(b). For example, the Investment Adviser Defendants and/or the Distributor Defendants charged investors in the AIM/INVESCO Funds purported 12b-1 marketing fees and made other undisclosed payments of Soft Dollars and excessive commissions in order to pay brokers pursuant to shelf space agreements to induce them to push AIM/INVESCO Funds over other mutual funds. These Defendants also charged investors excessive advisory fees to cover the costs of their revenue sharing agreements with brokers. These payments resulted in the growth of the AIM/INVESCO Funds, which benefited the Investment Adviser Defendants and their affiliates because it allowed their management and advisory asset-based fees to increase. However, it did not benefit the AIM/INVESCO shareholders because as the Funds grew, Defendants failed to pass on the economies of scale that should have resulted and did result in decreased costs and expenses. In fact, no additional services were provided to the Funds or their investors for the increased fees enjoyed by the Investment Adviser Defendants and their affiliates. Accordingly, the sole purpose of the fees charged to investors by Defendants was to expand the size of the Funds to profit Defendants but no benefit accrued to the Funds or their investors from those fees. Thus, the fees were excessive and Defendants breached their fiduciary duties by charging such fees (the purposes for which were undisclosed to investors) and receiving the benefits therefrom. In addition, the directors of the Funds breached their fiduciary duties in that they ignored the fact that there were millions of dollars being paid out by the Funds and their investors and no benefits were coming back in exchange. These directors, who are supposed to be the watchdogs looking out for the Funds, instead approved the excessive fees when it was and should have been obvious that they bore no reasonable relationship to the services rendered, thereby breaching their own fiduciary duties.

230. The Director Defendants had a fiduciary duty concerning compensation or payments paid by the AIM/INVESCO Funds and their shareholders to the Investment Advisers and the Distributor Defendants, which they breached by approving the excessive fees charged to the Funds and their shareholders. Moreover, the Director Defendants themselves received material compensation or payment for their duties in being the appointed watchdogs over the other Defendants, which they breached. The duties of the director, which include the approval of the advisory contract, the supervision of advisers' management, review of distribution arrangements and providing information regarding these advisory services, are part of what shareholders pay for in obtaining advisory services. Therefore, the directors' substantial compensation is for these advisory services provided to shareholders. As such, the Director Defendants directly or indirectly received from the Funds compensation or payments of a material nature for investment advisory services.

231. The Distributor Defendants similarly received from the Funds compensation or payments of a material nature for investment advisory services. As alleged above, the Distributor Defendants used Fund assets for their own benefit under the guise of providing advisory type services. For example, the Distributor Defendants caused payments for revenue sharing, excessive brokerage commissions and Soft Dollars to be made to brokers out of Fund assets and also caused improper and excessive 12b-1 fees to be paid to themselves and brokers.

The sole purpose of such payments was to increase the size of the Funds which would increase the size of the fees received by the Distributor Defendants and the Investment Adviser Defendants. As such, the Distributor Defendants directly or indirectly received from the Funds compensation or payments of a material nature for investment advisory services. Furthermore, the excessive payments to the Distributor Defendants are recoverable under § 36(b) regardless of whether they were paid for advisory services, because the Distributor Defendants are affiliates of the Investment Advisor Defendants.

232. / By reason of the conduct described above, the Distributor Defendants, the Investment Adviser Defendants and the Director Defendants violated Section 36(b) of the Investment Company Act. As a direct, proximate and foreseeable result of the Distributor Defendants', the Investment Adviser Defendants' and the Director Defendants' breaches of fiduciary duties in their roles as principal underwriter, investment advisers, and directors, respectively, to AIM/INVESCO Funds investors, Plaintiffs and the Class have incurred millions of dollars in damages.

233. Plaintiffs, in this count, seek to recover improper Rule 12b-1 fees and the excessive advisory fees charged the AIM/INVESCO Funds by Defendants.

COUNT IV

AGAINST AMG AND THE DIRECTOR DEFENDANTS AS CONTROL PERSONS OF THE INVESTMENT ADVISER DEFENDANTS FOR VIOLATION OF SECTION 48(a) OF THE INVESTMENT COMPANY ACT BY THE CLASS

234. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

235. This Count is brought pursuant to Section 48(a) of the Investment Company Act against AMG and the Director Defendants as Control Persons of the Investment Adviser Defendants who caused the Investment Adviser Defendants to commit the violations of the

Investment Company Act alleged herein. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective action of AMG and the Director Defendants.

236. The Investment Adviser Defendants are liable under Sections 34(b), 36(a) and 36(b) of the Investment Company Act to the Class as set forth herein.

237. AMG and the Director Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, AMG and the Director Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

238. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing AMG and the Director Defendants are liable to Plaintiffs to the same extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

239. By virtue of the foregoing, Plaintiffs and other Class members are entitled to damages against AMG and the Director Defendants.

INVESTMENT ADVISER ACT CLAIMS

COUNT V

AGAINST THE INVESTMENT ADVISER DEFENDANTS UNDER SECTION 215 OF THE INVESTMENT ADVISERS ACT FOR VIOLATIONS OF SECTION 206 OF THE INVESTMENT ADVISERS ACT DERIVATIVELY ON BEHALF OF THE AIM/INVESCO FUNDS

240. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

241. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

242. The Investment Adviser Defendants had advisory contracts with the AIM/INVESCO Funds and served as "investment advisers" to the AIM/INVESCO Funds pursuant to the Investment Advisers Act. The AIM/INVESCO Funds, and their shareholders, were the intended beneficiaries of these advisory contracts and investment adviser services.

243. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the AIM/INVESCO Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

244. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the AIM/INVESCO Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the AIM/INVESCO Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the AIM/INVESCO Funds by engaging in the aforesaid transactions, practices and

courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the AIM/INVESCO Funds. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the AIM/INVESCO Funds, were able to and did control the fees charged to and collected from the AIM/INVESCO Funds and otherwise control the operations of the AIM/INVESCO Funds.

245. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the AIM/INVESCO Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the AIM/INVESCO Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the AIM/INVESCO Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the AIM/INVESCO Funds and AIM/INVESCO Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the AIM/INVESCO Funds for excessive and improper commission payments to brokers.

246. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the AIM/INVESCO Funds, the AIM/INVESCO Funds were damaged.

247. The AIM/INVESCO Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

BREACH OF FIDUCIARY DUTY CLAIM

COUNT VI

BREACH OF FIDUCIARY DUTY AGAINST THE INVESTMENT ADVISER DEFENDANTS ON BEHALF OF THE SUB-CLASS

248. The Sub-Class plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein, except that, for purposes of this Count, Sub-Class plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud.

249. As advisers to the AIM/INVESCO Funds, the Investment Adviser Defendants were fiduciaries to the Sub-Class plaintiffs and other members of the Sub-Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

250. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to the Sub-Class plaintiffs and the Sub-Class.

251. The Sub-Class plaintiffs and the Sub-Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

252. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of the Sub-Class plaintiffs and other members of the Sub-Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

BREACH OF FIDUCIARY DUTY AGAINST THE DIRECTOR DEFENDANTS ON BEHALF OF THE SUB-CLASS

253. The Sub-Class plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein, except that, for purposes of this Count, Sub-Class plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud.

254. As AIM/INVESCO Funds directors, the Director Defendants had a fiduciary duty to the AIM/INVESCO Funds and AIM/INVESCO Funds investors to supervise and monitor the Investment Adviser Defendants.

255. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their failure to prevent the Investment Adviser Defendants from (1) charging improper Rule 12b-1 marketing fees and excessive advisory fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging for excessive and improper commission payments to brokers.

256. The Sub-Class plaintiffs and the Sub-Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Director Defendants and have suffered substantial damages.

UNJUST ENRICHMENT CLAIMS

COUNT VIII

AGAINST ALL DEFENDANTS FOR UNJUST ENRICHMENT ON BEHALF OF THE SUB-CLASS

257. The Sub-Class plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein, except that, for purposes of this Count, Sub-Class plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud.

258. Defendants have benefited from their unlawful acts through the excessive and improper fees they charged and received from the Sub-Class plaintiffs and the other members of the Sub-Class. It would be inequitable for Defendants to be permitted to retain the benefit of these overpayments, which were conferred by the Sub-Class plaintiffs and the other members of the Sub-Class and retained by Defendants.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiffs as the Class representatives and the Sub-Class plaintiffs as the Sub-Class representative and Plaintiffs' counsel as Class Counsel pursuant to Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiffs and the Sub-Class plaintiffs and the other Class and Sub-Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of the Sub-Class plaintiffs and the other Sub-Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the AIM/INVESCO Funds/Portfolios rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all AIM/INVESCO Fund related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the Defendants' assets to assure that Plaintiffs and the Sub-Class plaintiffs and the Class and Sub-Class have an effective remedy;

H. Awarding Plaintiffs and the Sub-Class plaintiffs and the Class and Sub-Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: September 28, 2005

Respectfully submitted,



Stephen D. Susman
Texas State Bar No. 19521000
S.D. Admissions No. 03257
SUSMAN GODFREY L.L.P.
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone (713) 651-9366
Facsimile (713) 654-6666

Attorney-In-Charge for Plaintiffs

***Of Counsel*:**

Carolyn P. Courville
Texas State Bar No. 24007042
S.D. Admissions No. 22958
SUSMAN GODFREY L.L.P.
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone (713) 651-9366
Facsimile (713) 654-6666

MILBERG WEISS BERSHAD & SCHULMAN LLP
Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese (S.D. Admissions No. 206773)
One Pennsylvania Plaza
New York, New York 10119-0165
Telephone (212) 594-5300
Facsimile (212) 868-1229

BERNSTEIN LITOWITZ BERGER & GROSSMANN, LLP
Alan Schulman (admitted *pro hac vice*)
Robert S. Gans (admitted *pro hac vice*)
Jerald D. Bien-Willner (admitted *pro hac vice*)
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Telephone (858) 793-0070
Facsimile (858) 793-0323

Co-Lead Counsel for Plaintiffs

Of Counsel:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
280 King of Prussia Road
Radnor, Pennsylvania 19087
Telephone (610) 667-7706
Facsimile (610) 667-7056

STULL, STULL & BRODY
Jules Brody
Mark Levine
Aaron Brody
6 East 45th Street
New York, New York 10017
Telephone (212) 687-7230
Facsimile (212) 490-2022

WEISS & LURIE
Joseph H. Weiss
Richard Acocelli
551 Fifth Avenue, Suite 1600
New York, New York 10176
Telephone (212) 682-3025
Facsimile (212) 682-3010

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202
Telephone (410) 332-0030
Facsimile (410) 685-1300

HOEFFNER & BILEK
Thomas E. Bilek
Texas State Bar No. 02313525
440 Louisiana, Suite 720
Houston, TX 77002
Telephone (713) 227-7720
Facsimile (713) 227-9404

CERTIFICATE OF SERVICE

I hereby certify that on this 28th day of September, 2005, a true and copy of the foregoing **SECOND CONSOLIDATED AMENDED COMPLAINT** was served upon all counsel of record in accordance with the Federal Rules of Civil Procedure, via first class mail, properly addresses as follows:

Daniel A. Pollack dapollack@pollacklawfirm.com;
Martin I. Kaminsky
Edward T. McDermott etmcdermott@pollacklawfirm.com
Anthony Zaccaria azaccaria@pollacklawfirm.com;
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, N.Y. 10036
Facsimile (212) 575-6560

Michael K. Oldham moldham@gibbs-bruns.com
GIBBS & BRUNS, L.L.P.
1100 Louisiana Street, Suite 5300
Houston, TX 77002
Facsimile (713) 750-0903

Charles S. Kelley ckelley@mayerbrownrowe.com
Jeremy Gaston jjgaston@mayerbrownrowe.com
Christopher Richart cjrichart@mayerbrownrowe.com
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002
Facsimile (713) 224-6410

Counsel for Defendants Robert, H. Graham, Mark H. Williamson, AIM Management Group Inc., INVESCO Funds Group Inc., and AIM Advisors Inc.

Jacks C. Nickens jnickens@nickenskeeton.com
Paul D. Flack pflack@nickenskeeton.com
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, TX 77002
Facsimile (713) 571-9652

Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley; Louis S. Sklar; Victor L. Andrews, Ph.D., Bob R. Baker, Lawerence H. Budner, James T. Bunch, Fred A. Deering, Gerald J. Lewis, John W. McIntyre, and Larry Soll, Ph.D.



Carolyn R. Courville

CERTIFICATE OF SERVICE

I hereby certify that on this 28th day of October, 2005, a true and copy of the foregoing **SECOND CONSOLIDATED AMENDED COMPLAINT** was served upon all counsel of record in accordance with the Federal Rules of Civil Procedure, via first class mail, properly addresses as follows:

Daniel A. Pollack dapollack@pollacklawfirm.com;
Martin I. Kaminsky mikaminsky@pollacklawfirm.com
Edward T. McDermott etmcdermott@pollacklawfirm.com
Anthony Zaccaria azaccaria@pollacklawfirm.com;
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, N.Y. 10036

Michael K. Oldham moldham@gibbs-bruns.com
GIBBS & BRUNS, L.L.P.
1100 Louisiana Street, Suite 5300
Houston, TX 77002

Counsel for Defendants Robert, H. Graham, Mark H. Williamson, AIM Management Group Inc., INVESCO Funds Group Inc., and AIM Advisors Inc.

Charles S. Kelley ckelley@mayerbrownrowe.com
Jeremy Gaston jjgaston@mayerbrownrowe.com
Christopher Richart cjrichart@mayerbrownrowe.com
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002

Counsel for Defendants Robert, H. Graham, Mark H. Williamson, AIM Management Group Inc., INVESCO Funds Group Inc., AIM Advisors Inc. and the Nominal Defendants

Jacks C. Nickens jnickens@nickenskeeton.com
Paul D. Flack pflack@nickenskeeton.com
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, TX 77002

Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley; Louis S. Sklar; Victor L. Andrews, Ph.D., Bob R. Baker, Lawerence H. Budner, James T. Bunch, Fred A. Deering, Gerald J. Lewis, John W. McIntyre, and Larry Soll, Ph.D.



Carolyn P. Courville

EXHIBIT A

AIM Advantage Health Sciences Fund (prior to 10/15/04, the "INVESCO Advantage Health Sciences Fund")
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Conservative Allocation Fund
AIM Constellation Fund
AIM Core Stock Fund (prior to 10/15/04, the "INVESCO Core Equity Fund")
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Dynamics Fund (prior to 10/15/04, the "INVESCO Dynamics Fund")
AIM Emerging Growth Fund
AIM Energy Fund (prior to 10/15/04, the "INVESCO Energy Fund")
AIM European Fund (f/k/a the "INVESCO European Fund")
AIM European Growth Fund
AIM European Small Company Fund
AIM Financial Services Fund (prior to 10/15/04, the "INVESCO Financial Services Fund")
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Health Care Fund
AIM Global Value Fund
AIM Gold & Precious Metals Fund (prior to 10/15/04, the "INVESCO Gold & Precious Metals Fund")
AIM Growth Allocation Fund
AIM Health Sciences Fund (prior to 10/15/04, the "INVESCO Health Sciences Fund")
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund (as of 12/30/04, the "AIM International Small Company Fund)
AIM International Core Equity Fund (prior to 10/15/04, the "INVESCO International Core Equity Fund")
AIM International Growth Fund
AIM International Small Company Fund (prior to 12/30/04, the "AIM International Emerging Growth Fund")

AIM VI Capital Appreciation Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Leisure Fund (prior to 10/15/04, the "INVESCO Leisure Fund")
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Mid Cap Stock Fund (prior to 10/15/04, the "INVESCO Mid-Cap Growth Fund")
AIM Moderate Allocation Fund
AIM Money Market Fund
AIM Multi-Sector Fund (prior to 10/15/04, the "INVESCO Multi-Sector Fund")
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Small Company Growth Fund (prior to 10/15/04, the "INVESCO Small Company Growth Fund")
AIM S&P 500 Index Fund (prior to 10/15/04, the "INVESCO S&P Index Fund")
AIM Tax-Exempt Cash Fund
AIM Tax-Free Intermediate Fund
AIM Technology Fund (prior to 10/15/04, the "INVESCO Technology Fund")
AIM Total Return Bond Fund
AIM Total Return Fund (prior to 10/15/04, the "INVESCO Total Return Fund")
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Utilities Fund (prior to 10/15/04, the "INVESCO Utilities Fund")
AIM Weingarten Fund
ATST Premier U.S. Government Money Portfolio (prior to 10/15/04, the "INVESCO U.S. Government Money Fund")
INVESCO Advantage Health Sciences Fund (as of 10/15/04, the "AIM Advantage Health Sciences Fund")
INVESCO Core Equity Fund (as of 10/15/04, the "AIM Core Stock Fund")
INVESCO Dynamics Fund (as of 10/15/04, the "AIM Dynamics Fund")
INVESCO Energy Fund (as of 10/15/04, the "AIM Energy Fund")
INVESCO European Fund (n/k/a the "AIM European Fund")
INVESCO Financial Services Fund (as of 10/15/04, the "AIM Financial Services Fund")
INVESCO Gold & Precious Metals Fund (as of 10/15/04, the "AIM Gold & Precious Metals Fund")

INVESCO Health Sciences Fund (as of 10/15/04, the "AIM Health Sciences Fund")
INVESCO International Core Equity Fund (as of 10/15/04, the "AIM International Core Equity Fund")
INVESCO Leisure Fund (as of 10/15/04, the "AIM Leisure Fund")
INVESCO Mid-Cap Growth Fund (as of 10/15/04, the "AIM Mid-Cap Stock Fund")
INVESCO Multi-Sector Fund (as of 10/15/04, the "AIM Multi-Sector Fund")
INVESCO S&P 500 Index Fund (as of 10/15/04, the "AIM S&P Index Fund")
INVESCO Small Company Growth Fund (as of 10/15/04, the "AIM Small Company Growth Fund")
INVESCO Technology Fund (as of 10/15/04, the "AIM Technology Fund")
INVESCO Telecommunications Fund
INVESCO Total Return Fund (as of 10/15/04, the "AIM Total Return Fund")
INVESCO Utilities Fund (as of 10/15/04, the "AIM Utilities Fund")
INVESCO Worldwide Communications Fund

#18749

EXHIBIT B

VERIFICATION

I, Cecelia J. McDaid, hereby verify under penalty of perjury that I have reviewed the Second Consolidated Amended Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information and belief.

DATED: September 20 2005

Cecelia J. McDaid
Cecelia J. McDaid

VERIFICATION

I, Joy D. Beasley, hereby verify under penalty of perjury that I have reviewed the Second Consolidated Amended Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information and belief.

DATED: 9/19/05



Joy D. Beasley

EXHIBIT C

News Release

FOR RELEASE: Wednesday, February 22, 2005
CONTACTS: Nancy Condon (202) 728-8379
Herb Perone (202) 728-8464


NASD

NASD Fines Quick & Reilly, Piper Jaffray $845,000
For Directed Brokerage Violations

Washington, DC—NASD today announced that it has fined Quick & Reilly, Inc. (now part of Banc of America Investment Services, Inc.) $570,000 and Piper Jaffray & Co. $275,000 for directed brokerage violations. In imposing sanctions against Piper Jaffray, NASD took into account the fact that the firm self-reported its violative conduct after conducting its own internal review. The two cases are the latest enforcement actions in NASD's ongoing effort to crack down on directed brokerage abuses.

NASD found that both firms operated "preferred partner" or "shelf space" programs, giving favorable treatment to funds offered by certain mutual fund companies in return for brokerage commissions and other payments. That special treatment included higher visibility on the firms' internal websites, increased access to the firms' sales forces, participation in "top producer" or training meetings, and promotion of their funds on a broader basis than was available for other funds. That conduct violated NASD's "Anti-Reciprocal Rule" which prohibits firms from favoring the sale of shares of particular mutual funds on the basis of brokerage commissions.

"The purpose of the rule is to help eliminate conflicts of interest in the sale of mutual funds," said Mary L. Schapiro, NASD Vice Chairman. "These sorts of arrangements encourage the inappropriate use of mutual fund commission dollars and have the potential to improperly influence a firm's judgment when making recommendations to their clients."

Both firms offered a preferred partner program to a relatively small number of mutual fund families. Piper Jaffray, which operated its preferred partner program from 1998 to 2003, included only 12 to 15 fund complexes in the program, but sold funds offered by more than 100 fund complexes. Quick & Reilly maintained its program from 2001 to 2003 and included only 16 to 20 fund complexes, while it sold funds offered by about 300 fund complexes.

The participating mutual fund companies paid the firms extra fees in addition to regular sales fees. Piper Jaffray negotiated those extra payments with mutual fund companies each year, asking for minimum payments of $100,000 to $125,000. Some fund complexes paid a flat fee; others paid amounts based on a percentage of gross fund sales and the average daily assets under management for the fund complex. Quick & Reilly charged participating fund complexes 10 basis points on the gross amount of sales and five basis points on the average daily assets under management, subject to a minimum annual payment of $75,000.

Several of the funds participating in the preferred partner programs paid part or all of the extra fees by directing the funds' brokerage business to the firms. The commissions were generated by the funds through portfolio transactions which the funds executed either through the firm, in the case of Piper Jaffray, or through an affiliate or third party, in the case of Quick and Reilly.

Piper Jaffray, on its own initiative, conducted an internal review of the general subject matter involved in the case and self-reported its findings to NASD staff. "This type of self-examination and self-reporting by a registered firm benefits NASD's enforcement program and investors by allowing for cost-effective enforcement and timely remedial action, and was taken into account in assessing sanctions against Piper Jaffray," Schapiro said.

In settling these matters, the two firms neither admitted nor denied the charges, but consented to the entry of NASD's findings.

NASD has brought three previous actions for similar violations. Earlier this month, NASD charged

American Funds Distributors with violating NASD's Anti-Reciprocal Rule by directing approximately $100 million in brokerage commissions over a three-year period to about 50 brokerage firms that were the top sellers of American Funds. (See NASD News Release 2/16/05.) In November 2003, NASD sanctioned Morgan Stanley DW Inc. for giving preferential treatment to certain mutual fund companies in return for approximately $15 million in brokerage commissions. That case was brought in conjunction with an action filed by the Securities and Exchange Commission in which Morgan Stanley agreed to pay $50 million in civil penalties and surrendered profits. (See NASD News Release 11/17/03.) In December 2004, Edward D. Jones & Co., L.P., agreed to pay $75 million in resolution of charges that it failed to adequately disclose revenue sharing payments that it received from a select group of mutual fund families that it recommended to its customers, that it received directed brokerage payments in violation of the Anti-Reciprocal rule, and for other violations in settlements with NASD, the Securities and Exchange Commission, and the New York Stock Exchange. (See NASD News Release 12/24/04.)

Investors can obtain more information about, and the disciplinary record of, any NASD-registered broker or brokerage firm by using NASD's BrokerCheck. NASD makes BrokerCheck available at no charge to the public. In 2004, members of the public used this service to conduct more than 3.8 million searches for existing brokers or firms and requested more than 190,000 reports in cases where disclosable information existed on a broker or firm. Investors can link directly to BrokerCheck at www.nasdbrokercheck.com. Investors can also access this service by calling (800) 289-9999.

NASD is the leading private-sector provider of financial regulatory services, dedicated to investor protection and market integrity through effective and efficient regulation and complementary compliance and technology-based services. NASD touches virtually every aspect of the securities business - from registering and educating all industry participants, to examining securities firms, enforcing both NASD rules and the federal securities laws, and administering the largest dispute resolution forum for investors and member firms. For more information, please visit our Web site at www.nasd.com.

EXHIBIT D

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 8557 / March 23, 2005

SECURITIES EXCHANGE ACT OF 1934
Release No. 51415 / March 23, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11869

In the Matter of

Citigroup Global Markets, Inc.,

Respondent.

ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER PURSUANT TO SECTION 8A OF THE SECURITIES ACT OF 1933 AND SECTIONS 15(b) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 8A of the Securities Act of 1933 ("Securities Act") and Sections 15(b) and 21C of the Securities Exchange Act of 1934 ("Exchange Act") against Citigroup Global Markets, Inc. ("CGMI").

II.

In anticipation of the institution of these proceedings, CGMI has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, CGMI consents to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order Pursuant to Section 8A of the Securities Act of 1933 and Sections 15(b) and 21C of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and CGMI's Offer, the Commission finds that:

Respondent

1. Citigroup Global Markets, Inc. is a broker-dealer, which, through its predecessors, has been registered with the Commission pursuant to Section 15 of the Exchange Act since 1960. It is also a member of the National Association of Securities Dealers ("NASD"). CGMI's principal offices are located in New York, New York. CGMI uses the Smith Barney trade name for its retail brokerage services. CGMI is a subsidiary of Citigroup Inc., which is a publicly held Delaware corporation headquartered in New York, New York.

Overview

2. From at least January 1, 2002 through July 31, 2003, CGMI failed to disclose adequately certain material facts to its customers in the offer and sale of mutual fund shares. At issue in this case are two distinct disclosure failures. The first relates to CGMI's revenue sharing program. In addition to standard sales loads and 12b-1 trail payments, CGMI received revenue sharing payments from investment advisers and distributors associated with approximately 75 mutual fund complexes.[1] In exchange for these payments, CGMI provided "shelf space" to mutual funds by granting them access to, or increased visibility in, CGMI's extensive retail distribution network. The second disclosure failure relates to CGMI's sales of Class B shares of mutual funds in amounts aggregating $50,000 or greater. CGMI did not adequately disclose at the point of sale, in connection with its recommendations to customers to purchase Class B shares, that such shares were subject to higher annual fees and that those fees could have a negative impact on the customers' investment returns depending upon the investment amount and the intended holding period.

3. CGMI's revenue sharing program, known as the Tier Program, created an undisclosed conflict of interest because CGMI offered and sold to its customers only the shares of those mutual fund complexes that paid CGMI additional compensation. When CGMI recommended and sold mutual funds to its customers, CGMI relied upon the disclosures that fund companies made in their prospectuses and statements of additional information ("SAIs"), although

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[1] Generally, broker-dealers who sell mutual fund shares are compensated with front-end or contingent deferred sales charges or sales loads, which are paid by the customer based on the dollar amount of the investment. The sales load known as a front-end load is collected from the customer at the time of sale of mutual fund shares, whereas the sales load known as a contingent deferred sales charge ("CDSC") is collected from the customer at redemption of the mutual fund shares. Some broker-dealers also receive annual payments, known as 12b-1 trails, based on the value of customer assets held with the mutual fund. The 12b-1 payments are made pursuant to each fund's 12b-1 plan, which sets forth the amount of the annual fee mutual funds pay for distribution costs, including payments to broker-dealers.

most of those disclosures did not provide sufficient facts that would enable CGMI's customers to understand the nature and scope of CGMI's revenue sharing program. As a result, CGMI violated Section 17(a)(2) of the Securities Act and Rule 10b-10 under the Exchange Act.

4. As to the sale of Class B shares of mutual funds, at the point of sale, many of CGMI's registered representatives, known as financial consultants ("FCs"), recommended Class B shares to certain customers without adequately disclosing the differences in share classes, including information about commissions and annual expenses and that an equal investment in Class A shares at certain dollar levels could yield a higher return. As a result, CGMI violated Section 17(a)(2) of the Securities Act.

CGMI's Revenue Sharing Program

5. Mutual fund complexes that were approved for sale by CGMI were required to make revenue sharing payments to CGMI.

6. During the time period at issue, CGMI divided all participating fund complexes into one of three tiers. There were approximately 45 fund complexes in Tiers 1 and 2, which accounted for over 95 percent of CGMI's mutual fund sales. There were approximately 30 Tier 3 fund complexes, which represented the remainder of CGMI's overall recommended sales.

7. CGMI typically charged fund complexes revenue sharing fees based on a combination of gross sales and assets under management. Tier 1 and Tier 2 fund complexes paid 15 basis points ("bps") on gross sales of mutual fund shares and 5 to 10 bps on aged assets,[2] and Tier 3 funds paid 10 bps on gross sales of mutual fund shares and 5 to 10 bps on aged assets.[3] Such revenue sharing payments were typically paid out of the investment adviser's or distributor's assets, not from the fund's assets, and were in addition to fees paid by the respective funds, such as sales charges, 12b-1 fees, shareholder servicing fees and account maintenance fees.

8. CGMI did not provide any of the revenue sharing payments to its FCs or branch managers. Likewise, CGMI did not provide any increased payouts or cash bonuses to its FCs or branch managers in connection with its revenue sharing or based upon CGMI's tier designations.

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[2] Aged assets are defined as participating fund shares held over one year. CGMI charged 10 bps for aged assets up to the amount of assets under management as of December 31, 2000 and charged 5 bps on aged assets exceeding that amount.

[3] In 2003, CGMI began charging Tier 2 fund complexes the same fees as Tier 1 fund complexes. Previously, Tier 2 fund complexes paid the same fees as Tier 3 fund complexes.

9. CGMI used the above-referenced formulas to calculate the payments due and mailed invoices each quarter to the fund complexes, which then remitted payment in the form of checks or money transfers.

10. CGMI provided certain benefits to the fund complexes in Tier 1 and Tier 2. Based principally on the number and variety of funds offered, length of track record, size of assets under management, ability to support FCs and customers through training and education, and level of FC and customer demand, CGMI allowed only Tier 1 and Tier 2 fund complexes to have direct access to its FCs, subject to branch manager approval. Only Tier 1 and Tier 2 fund complexes could contact CGMI's branch offices for meetings where the fund complexes could have direct contact with interested FCs. Tier 1 fund complexes also generally received greater agenda space at sales meetings and conferences, were permitted more frequent access to the branch offices and had access to CGMI's FCs through CGMI's in-house publications and broadcasts. By comparison, Tier 3 fund complexes did not receive such visibility within CGMI's retail network.

CGMI Did Not Adequately Disclose its Revenue Sharing Program to its Customers

11. From at least January 1, 2002 through July 31, 2003, CGMI did not adequately disclose to its customers, who purchased mutual fund shares, the existence of the revenue sharing program and CGMI's receipt of these additional payments pursuant to the program.

12. CGMI disclosed information to customers concerning mutual fund purchases primarily through its FCs' direct contacts with customers and by supplying customers with prospectuses and, if requested, SAIs issued by the mutual funds. CGMI had no policies or procedures requiring FCs to disclose to their customers the existence of CGMI's revenue sharing program.

13. Instead, CGMI relied on the participating funds' prospectuses and SAIs to satisfy its disclosure obligations with regard to its revenue sharing program. Although some of the prospectuses and SAIs contained various disclosures concerning payments to the broker-dealers distributing their funds, most of the disclosures were generally vague and lacked sufficient information to inform CGMI's customers of the nature and scope of CGMI's revenue sharing program. For example, the prospectuses and SAIs did not specifically disclose the magnitude of the revenue sharing payments that CGMI received from the fund complexes or that certain fund complexes had greater access to, or increased visibility in, CGMI's retail network. As a result, CGMI's customers were not provided with sufficient information to appreciate the dimension of the conflict of interest the revenue sharing program created.

14. Beginning in July 2003, CGMI amended and began improving confirmation disclosures relating to its revenue sharing program. In addition, CGMI requested that participating mutual fund complexes enhance their disclosures in their prospectuses and SAIs regarding revenue sharing payments.

15. Based on the foregoing, CGMI willfully[4] violated:

a. Section 17(a)(2) of the Securities Act, which provides that it is "unlawful for any person in the offer or sale of any securities . . . by the use of any means or instruments of transportation or communication in interstate commerce or by use of the mails, directly or indirectly . . . to obtain money or property by means of any untrue statement of a material fact or any omission to state a material fact necessary in order to make the statements made, in light of the circumstances under which they made, not misleading;" and

b. Rule 10b-10 under the Exchange Act, which provides in pertinent part that "it shall be unlawful for any broker or dealer to effect for or with an account of a customer any transaction in, or to induce the purchase or sale by such customer of, any security . . . unless such broker or dealer, at or before completion of such transaction, gives or sends to such customer written notification disclosing . . . the source and amount of any other remuneration received or to be received by the broker in connection with the transaction."

16. Certain broker-dealers affiliated with CGMI, namely Citicorp Investment Services, PFS Investments, Inc. and Tower Square Securities Inc. (collectively the "Affiliates"), voluntarily reported through CGMI to the Commission staff that, during the relevant time period, they also had revenue sharing programs similar to CGMI's program.[5] Like CGMI, the Affiliates did not provide their FCs and branch managers with any increased payouts or cash bonuses in connection with their revenue sharing programs. However, the programs varied, among other areas, in the number of tiers, the calculation of the payments and the access granted to the fund complexes participating in the programs. In addition, the Affiliates received some revenue sharing payments in the form of directed brokerage from certain fund complexes in connection with their respective revenue sharing arrangements.[6] The Affiliates, as did CGMI, relied on the participating fund complexes' prospectuses and SAIs to satisfy their obligations with regard to their revenue sharing programs and did not provide any additional disclosures to their customers. As noted above, these documents generally did not provide adequate disclosures to customers about the nature and scope of the revenue sharing programs.

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[4] "Willfully" as used in the Order means intentionally committing the act which constitutes the violation, see Wonsover v. SEC, 205 F.3d 408, 414 (D.C. Cir. 2000); Tager v. SEC, 344 F.2d 5, 8 (2d Cir. 1965). There is no requirement that the actor also be aware that he is violating one of the Rules or Act. Id.

[5] Like CGMI, the Affiliates are also subsidiaries of Citigroup, Inc.

[6] The receipt of such payments was substantially discontinued in 2001.

CGMI's Sale of Class B Shares

17. CGMI recommends mutual funds that issue different classes of shares, including Class A and Class B shares, which represent interests in the same portfolio of securities, but differ in the structure and amount of sales charges paid directly by shareholders and continuous, asset-based fees assessed on each shareholder's account.

18. Class A shares are subject to a front-end load, or initial sales charge, when originally purchased, and have modest annual fund expenses, including 12b-1 fees that are typically 0.25 percent. The majority of the front-end load is paid to the selling broker-dealer as a commission. The balance of the initial investment is paid for the fund's shares. Typically, the front-end load decreases as the size of the investment increases. This concept applies to both single purchases and to multiple purchases in the same family of funds that may be aggregated with the customer's other investments, as well as investments by that customer's household, as permitted by the funds' prospectuses. For most investments in which the total dollar amount invested in a fund family is $1 million or more, the front-end load is generally waived. These discounts are commonly referred to as "breakpoints" and the discounts typically increase at each of the $50,000, $100,000, $250,000, $500,000 and $1 million levels.

19. For example, for CGMI's affiliated proprietary funds, investments in Class A shares that, when aggregated, fall below $25,000 are subject to an initial sales charge that can range from 4.00 to 5.00 percent. However, for an investment: (i) between $25,000 and $49,999 the sales charge can range from 3.50 to 4.25 percent; (ii) between $50,000 and $99,999 the sales charge can range from 3.00 to 3.75 percent; (iii) between $100,000 and $249,999 the sales charge can range from 2.50 to 3.25 percent; (iv) between $250,000 and $499,999 the sales charge can range from 1.50 to 2.75 percent; (v) between $500,000 and $999,999 the sales charge can range from zero to 2.00 percent; and (vi) $1 million or more reduces the sales charge to zero. These breakpoints reduce the commissions paid to the selling broker-dealers by a corresponding amount. Investors can receive the benefits of breakpoint discounts by, among other ways, making a single investment, aggregating purchases, employing rights of accumulation or utilizing letters of intent.[7]

20. In contrast, Class B shares do not carry any front-end sales charge and do not have breakpoints regardless of the size of the investment. To compensate for the absence of a front-end sales charge, Class B shares have significantly higher annual 12b-1 fees (typically 1.00 percent) than Class A shares (typically 0.25 percent) and are subject to a contingent deferred sales charge ("CDSC") if redeemed prior to the expiration of a holding period specified

[7] A right of accumulation permits an investor or an eligible group of related investors (*e.g.*, the customer, the spouse and minor children) to "accumulate" or combine existing holdings of shares of a particular fund complex with additional purchases of shares of the same fund complex for the purpose of achieving breakpoints and associated discounts. Customers may also qualify for breakpoints by executing a letter of intent, which is an agreement to make multiple purchases of Class A shares issued by a fund family over a period of time, usually around 13 months, which, when aggregated, equal an amount that qualifies for a breakpoint discount.

in the prospectus. The amount of the CDSC, generally calculated as a percentage of the lesser of the purchase price or the account's value at the time of the sale, declines each year and eventually disappears entirely. Class B shares usually convert to Class A shares, at no cost to the investor, generally after eight years.

21. For investors, breakpoints and higher expenses generally have a direct and significant impact on a mutual fund investment's return. The significance of these differences is that, at certain dollar levels and holding periods, an equal investment in Class A shares, as opposed to Class B shares, may be in the best interest of the investor.

22. With regard to Class B shares, the mutual fund distributor, which is generally an affiliate of the mutual fund, advances a commission to the selling broker-dealer. Because Class B shares do not offer breakpoint discounts, broker-dealers and their representatives receive greater commissions from the sale of Class B shares than from the sale of the same amount of Class A shares if the sale would qualify for breakpoint discounts. Mutual fund complexes, through their distributors, recoup the commissions they advance for Class B shares through the substantially higher Rule 12b-1 fees and/or the CDSC. The different fee structures, expenses and characteristics of Class A and Class B shares, including the availability of breakpoint discounts with regard to purchases of Class A shares, and the impact of CDSCs on investments in Class B shares, are described in the mutual fund prospectuses and SAIs.

23. From January 1, 2002 through July 31, 2003, CGMI recommended and sold Class B shares of mutual funds to customers who, depending on the amount of the investment and the holding period, generally would have benefited had they purchased Class A shares instead. Specifically, these customers made purchases of Class B shares in various mutual funds which, had they purchased Class A shares, could have qualified for breakpoints beginning at the $50,000 level, through single purchases, aggregating multiple purchases, employing rights of accumulation or utilizing letters of intent. As a result of the customers' purchases of Class B shares, CGMI received greater commissions from these transactions than it would have earned had it sold Class A shares of the same mutual funds.

CGMI's Policies and Procedures Regarding Class B Shares

24. CGMI had certain policies requiring FCs to disclose to customers certain information regarding Class B shares. For example, the firm's Mutual Fund Sales Practices Compliance Manual required FCs to disclose, among other things: (i) types of sales charges and fees; (ii) multiple classes of securities; (iii) options for reduced or waived sales charges (including breakpoints); (iv) multiple fund purchases; and (v) expense ratios. More specifically, the manual required that FCs assist each customer in deciding which class of shares was likely to be most advantageous given the customer's individual circumstances.

25. Although CGMI had certain written policies requiring disclosures about the various classes of fund shares, CGMI's procedures were not sufficient to ensure that FCs made such disclosures to their customers, other than providing them with prospectuses. Among other things, FCs, when recommending and selling Class B shares of mutual fund shares to

customers, did not adequately disclose that: (i) such shares were subject to higher annual fees that could have a negative impact on the customers' investment return, or (ii) once breakpoints become available beginning at the $50,000 level, an equal investment in Class A shares could yield a higher return.

26. In July 2003, CGMI began to change its procedures with regard to the sale of mutual funds, including through the implementation of blocks on the sale of Class B shares where the customer would be in a more advantageous financial position by purchasing Class A shares.

27. As a result of the foregoing, CGMI willfully[8] violated Section 17(a)(2) of the Securities Act.

28. In determining whether to accept CGMI's Offer, the Commission has considered a related disciplinary action by the NASD involving CGMI's sale of Class B shares during the same time period covered by the Order. In its Acceptance, Waiver and Consent submitted to the NASD to resolve that matter, CGMI has agreed to pay to the NASD a fine of $6.25 million and to undertake certain remedial and corrective actions for the benefit of investors.

29. CGMI has obtained corporate resolutions of the Boards of Directors of Citigroup, Inc. or an appropriate corporate parent of the Affiliates directing each of the Affiliates to comply fully with the undertakings in paragraph 30 below to the extent that such undertakings specifically apply to the Affiliates. CGMI has also obtained a corporate resolution of the parent corporation directing that CGMI shall take all steps reasonable and necessary to obtain such compliance by the Affiliates. All resolutions shall remain in effect until such time as CGMI has completed, and has ensured that the Affiliates have complied with, all such undertakings.

Undertakings

30. CGMI undertakes the following:

a. CGMI shall place and maintain on its website, within 30 days from the date of entry of the Order, disclosures regarding its revenue sharing program to include, if applicable: (i) the existence of the program; (ii) the fund complexes participating in the program; (iii) the maximum amount of payment that CGMI receives, expressed in basis points, in connection with the fund complexes' participation in the program; and (iv) the source of such payments. CGMI shall make this information available via a hyperlink on the home page of its website. CGMI shall also cause the Affiliates to take the same actions within 30 days from the date of entry of the Order.

[8] "Willfully" as used in the Order means intentionally committing the act which constitutes the violation, see Wonsover v. SEC, 205 F.3d 408, 414 (D.C. Cir. 2000); Tager v. SEC, 344 F.2d 5, 8 (2d Cir. 1965). There is no requirement that the actor also be aware that he is violating one of the Rules or Act. Id.

b. CGMI shall retain, within 60 days from the date of entry of the Order, the services of an Independent Consultant, who is not unacceptable to the Commission's staff. CGMI shall require the Independent Consultant to perform all of the services and tasks as described below. CGMI shall exclusively bear all costs, including compensation and expenses, associated with the retention and performance of the Independent Consultant.

c. CGMI shall retain and shall require the Independent Consultant to conduct a comprehensive review of: (i) the completeness of the disclosures regarding CGMI's Tier Program and the differences in mutual fund share classes; and (ii) the policies and procedures relating to CGMI's recommendations to its customers of mutual funds in the Tier Program and of different class shares of mutual funds. CGMI shall retain the Independent Consultant to recommend policies and procedures to ensure compliance with applicable statutory and regulatory requirements in these areas.

d. CGMI shall, within 90 days from the date of entry of the Order, provide to the Independent Consultant a list of customers who purchased Class B shares between January 1, 2002 and the date of entry of the Order (the "relevant time period"), of $50,000 or greater, including, without limitation, through single and multiple purchases by the customer(s) and through aggregation by household[9] and fund family of all purchases during the relevant time period. The list must include at least the customers' names and contact information, any firm-based household identification number, the date, fund name, fund symbol and number of shares purchased, and the gross principal amount invested for every purchase. Every purchase transaction on the list is a "Qualifying Purchase." However, Qualifying Purchases shall not include:

(i) purchases of Class B shares for which customers have previously settled and signed releases of claims against CGMI;

(ii) purchases of Class B shares which were later cancelled at no cost to the customer;

(iii) purchases of Class B shares, which, when aggregated with other Class B share purchases by the same household in the same fund family, total less than $100,000, and for which the customer would have been charged a Class A share initial sales charge exceeding 4.00 percent;

[9] "Household" includes all accounts that are related by at least two of the following three factors: (1) tax identification/social security numbers; (2) address; and (3) last or "key" name.

(iv) purchases of Class B shares, which, when aggregated with other Class B share purchases by the same household in the same fund family, total less than $100,000, and where the customer (1) entered into a systematic withdrawal plan at the time of the Class B share purchase, and immediately began receiving systematic withdrawals from the Class B share purchase without incurring CDSCs, or (2) chose not to reinvest all capital gains and dividends from the Class B share purchase;

(v) purchases of Class B shares, which, assuming a 5 percent annual rate of return and considering all expenses, are projected to have a higher redemption value, determined as of the end of each year following the purchase date, in comparison to Class A shares in any two years during the period beginning with the effective date of the Order and ending on the date the Class B shares are scheduled to automatically convert to Class A shares under the terms of the fund prospectuses in effect at the time of the purchase; and

(vi) purchases of Class B shares, which, assuming a 5 percent annual rate of return and considering all expenses during the relevant time period, are projected, as of the date of conversion, to have a value within $100.00 of the projected value of Class A shares had the customers purchased Class A shares instead of Class B shares.[10]

e. Additionally, within 150 days from the date of entry of the Order, CGMI shall offer any customer who made a Qualifying Purchase(s) and still holds all such shares, the option of converting such Class B shares into Class A shares in such a manner that each customer is placed in the same financial position, based on actual fund performance, in which such customer would have been, as of the date no more than 10 business days prior to the date on which the offered conversion to Class A shares is to be completed, with respect to the Qualifying Purchase(s) had the customer purchased Class A shares instead of Class B shares (the "Settlement Plan").

f. The Independent Consultant, following consultation with CGMI, may further remove from the Settlement Plan additional Class B share purchases as long as the Independent Consultant provides CGMI and the Commission's staff with quantitative proof that the customer could not materially benefit[11] from

[10] In addition, the Qualifying Purchases shall not include purchases of Class B shares which would not have been eligible for breakpoints at or above specified thresholds in certain mutual funds as identified on a list to be provided to the Independent Consultant.

[11] The Settlement Plan shall provide that CGMI will not be required to offer a customer conversion if the customer would not materially benefit from an offer of conversion because

having the particular transaction converted to Class A shares and the removal of such Qualifying Purchase is not unacceptable to the Commission's staff.

g. The Settlement Plan shall also provide for the payment of cash, subject to each customer's choice not to receive payment, to put those customers who made a Qualifying Purchase(s) and sold, prior to receipt of notice from CGMI, some or all of their Class B shares comprising the Qualifying Purchase(s) into the same financial position, based on actual fund performance and redemption value, when aggregating Qualified Purchases, in which such customers would have been had the Class B shares that were sold been invested in Class A shares instead.

h. Under the Settlement Plan, each customer shall be entitled to breakpoints to the extent permitted by each relevant fund family based on all eligible holdings[12] and applicable rights of accumulation and assuming letters of intent were utilized in accordance with the applicable prospectuses.

i. In the event that any customer, who made a Qualifying Purchase(s), elects to convert those purchases to Class A shares from Class B, and CGMI is unable to effectuate such conversion for any reason, CGMI shall be required under the Settlement Plan to provide for the payment of cash, subject to each customer's choice not to receive payment, to such customer in an amount that will place the customer in the same financial position, based on actual performance and redemption value, that such customer would have been in as of the date of entry of the Order had the customer made his Qualifying Purchase(s) in Class A shares instead of Class B.

j. The Settlement Plan shall not be unacceptable to the Independent Consultant and the Commission's staff.

k. Additionally, as part of the Settlement Plan, within 120 days from the date of entry of the Order, CGMI shall submit to the Independent Consultant and the Commission's staff for review sample letters in plain English: (i) offering each customer, according to the particular characteristics of their account and purchases, the opportunity to convert in accordance with the Settlement Plan and/or cash payment, subject to each customer's choice not to receive payment,

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either the annual expense differential between Class A shares and Class B shares, the CDSC schedule, and/or the conversion year quantitatively are such that Class B shares may be substantially equal, or more appropriate, compared to Class A shares of the same fund, at particular investment levels.

[12] Eligible holdings means the balance of all investments permitted by the relevant fund family to be aggregated for applicable breakpoints at the time of the Qualifying Purchase, including investments made before and held at the time of, the Qualifying Purchase.

for any portions of Qualifying Purchases that have been sold; (ii) explaining the economic advantages and disadvantages to the customer of the options; and (iii) stating that the customer should consult with a tax advisor to determine whether the conversion carries any federal, state, or local tax consequences. Such letters may include other factors that customers may reasonably rely upon when deciding whether to convert. The letter shall not be unacceptable to the Independent Consultant and the Commission's staff.

l. CGMI shall fully complete execution of the Settlement Plan within 270 days from the date of entry of the Order.

m. CGMI shall further retain and shall require the Independent Consultant to prepare and, within 150 days from the date of entry of the Order, submit to CGMI and the Commission's staff an Initial Report. The Initial Report shall address, at a minimum: (i) the adequacy of the disclosures regarding CGMI's revenue sharing program; (ii) the adequacy of CGMI's disclosures of the differences in mutual fund share classes; (iii) the adequacy of the policies and procedures regarding CGMI's recommendations and disclosures to its customers of mutual funds in its revenue sharing program; (iv) the adequacy of the policies and procedures regarding CGMI's recommendations and disclosures to its customers of mutual fund share classes; and the (v) the adequacy of the Settlement Plan, with a goal toward placing CGMI customers who made Qualifying Purchases in the same financial positions they would have been had they purchased Class A shares instead of Class B shares. The Initial Report must include a description of the review performed, the conclusions reached, and the Independent Consultant's recommendations for policies and procedures to ensure compliance with all applicable statutory and regulatory requirements in these areas, an effective system for implementing the recommended policies and procedures and an effective system for establishing and maintaining written records that evidence compliance with the recommended policies and procedures.

n. Within 180 days from the date of entry of the Order, CGMI shall in writing advise the Independent Consultant and the Commission's staff of the recommendations from the Initial Report that it is adopting and the recommendations that it considers to be unnecessary or inappropriate. With respect to any recommendation that CGMI considers unnecessary or inappropriate, CGMI shall explain why the objective or purpose of such recommendation is unnecessary or inappropriate and provide in writing an alternative policy, procedure or system designed to achieve the same objective or purpose.

o. With respect to any recommendation with which CGMI and the Independent Consultant do not agree, CGMI shall attempt in good faith to reach an agreement with the Independent Consultant within 210 days from the date of entry of the Order. In the event the Independent Consultant and CGMI are unable to agree on an alternative proposal not unacceptable to the Commission's staff, CGMI shall abide by the recommendation of the Independent Consultant.

p. CGMI shall further retain and shall require the Independent Consultant to complete the aforementioned review and submit a written Final Report to CGMI and to the Commission's staff within 270 days from the date of entry of the Order. The Final Report must recite the efforts the Independent Consultant undertook to review: (i) CGMI's disclosures regarding its revenue sharing program; (ii) CGMI's disclosures regarding the differences in mutual fund share classes; (iii) the policies and procedures regarding CGMI's recommendations of the mutual funds in its revenue sharing program; (iv) the policies and procedures regarding CGMI's recommendations and disclosures to customers of multi-class mutual funds; and (v) the procedures to administer the Settlement Plan and the completeness of the implementation of the Settlement Plan. The Final Report shall also set forth in detail the Independent Consultant's recommendations and a reasonable time period(s), not to exceed 300 days from the date of entry of the Order, for CGMI to implement its recommendations. The Final Report must also describe how CGMI proposes to implement those recommendations within the time period(s) set forth in the Final Report.

q. CGMI shall take all necessary and appropriate steps to adopt and implement all recommendations and proposals contained in the Independent Consultant's Final Report. In addition, CGMI shall cause the Affiliates to implement all of the recommendations and proposals relating to revenue sharing contained in the Independent Consultant's Final Report, as applicable.

r. CGMI shall further retain and shall require the Independent Consultant to conduct a follow-up review of CGMI's efforts to implement each of the recommendations contained in the Independent Consultant's Final Report, as applicable. This follow-up review shall be completed no later than 360 days from the date of entry of the Order. As part of the follow-up review process, CGMI shall retain and shall require the Independent Counsel to submit a follow-up report to the Commission's staff no later than 375 days from the date of entry of the Order. The follow-up report must set forth the details of CGMI's and the Affiliates' efforts to implement each of the recommendations contained in the Final Report, and must separately state whether CGMI and the Affiliates have fully complied with each of the recommendations in the Final Report, as applicable.

s. To ensure the independence of the Independent Consultant, CGMI: (i) shall not have the authority to terminate the Independent Consultant, without the prior written approval of the Commission's staff; (ii) shall compensate the Independent Consultant, and persons engaged to assist the Independent Consultant, for services rendered pursuant to the Order at their reasonable and customary rates; and (iii) shall not be in and shall not have an attorney-client relationship with the Independent Consultant and shall not seek to invoke the attorney-client or any other doctrine or privilege to prevent the Independent Consultant from transmitting any information, reports or documents to the Commission or the Commission's staff.

t. To further ensure the independence of the Independent Consultant, for the period of the engagement and for a period of two years from completion of the engagement, CGMI, its present or former affiliates, directors, officers, employees, and agents acting in their capacity shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with Independent Consultant. Further, CGMI, its present or former affiliates, directors, officers, employees, and agents acting in their capacity shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with any firm, with which the Independent Consultant is affiliated in performance of his or her duties under the Order, or agents acting in their capacity, for the period of the engagement and for a period of two years after the engagement without prior written consent of the Commission's staff.

u. CGMI shall cooperate fully with the Independent Consultant and shall provide the Independent Consultant with prompt access to CGMI's and the Affiliates' files, books, records and personnel as the Independent Consultant reasonably deems necessary or appropriate in fulfilling any function or completing any task described in these undertakings.

v. For good cause shown, and upon receipt of a timely application from the Independent Consultant or CGMI, the Commission's staff may extend any of the procedural dates set forth above.

IV.

In view of the foregoing, the Commission deems it appropriate, in the public interest, and for the protection of investors, to impose the sanctions agreed to in CGMI's Offer.

Accordingly, pursuant to Section 8A of the Securities Act and Sections 15(b) and 21C of the Exchange Act, it is hereby ORDERED that:

1. CGMI shall cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Securities Act and Rule 10b-10 under the Exchange Act;

2. CGMI is censured;

3. CGMI shall, within 30 days from the date of entry of the Order, pay a civil money penalty in the amount of $20 million to the United States Treasury. Such payment shall be: (A) made by United States postal money order, certified check, bank cashier's check or bank money order; (B) made payable to the Securities and Exchange Commission; (C) hand-delivered or mailed to the Office of Financial Management, Securities and Exchange Commission, Operations

Center, 6432 General Green Way, Stop 0-3, Alexandria, VA 22312; and (D) submitted under cover letter that identifies CGMI as a Respondent in these proceedings, the file number of these proceedings, a copy of which cover letter and money order or check shall be sent to Arthur S. Gabinet, Securities and Exchange Commission, Mellon Independence Center, 701 Market St., Suite 2000, Philadelphia, PA 19106; and

4. CGMI shall comply with the undertakings enumerated in Section III.30. above.

By the Commission.

Jonathan G. Katz
Secretary

Daniel A. Pollack

From: <DCECF_LiveDB@txs.uscourts.gov>
To: <DC_Notices@txs.uscourts.gov>
Sent: Friday, October 28, 2005 2:59 PM
Subject: Activity in Case 4:04-cv-02587 Boyce v. AIM Management Group, et al "Amended Complaint/Counterclaim/Crossclaim etc."

*****NOTE TO PUBLIC ACCESS USERS*** You may view the filed documents once without charge. To avoid later charges, download a copy of each document during this first viewing.**

U.S. District Court

Southern District of Texas

Notice of Electronic Filing

The following transaction was received from Courville, Carolyn Paige entered on 10/28/2005 at 1:57 PM CDT and filed on 10/28/2005

Case Name: Boyce v. AIM Management Group, et al
Case Number: 4:04-cv-2587
Filer: Doris J Wilson
Richard Tim Boyce
Joy D Beasley
Sheila McDaid
Kehlbeck Trust DTD 1-25-93
Billy B Kehlbeck
Donna J Kehlbeck
TTEES
Janice R Fry
Bob J Fry
James P Hayes
Virginia L Magbual
Henry W Meyer
George Robert Perry
Robert P Apu
Suzanne K Apu
Marina Berti
Khanh Dinh
Frank Kendrick
Edward A Krezel
Dan B Lesiuk
John B Perkins
Mildred E Ruehlman
Loui! s E Sperry
Robert W Wood
Harvey R Bendix

Cvetan Georgiev
David M Lucoff
Michael E Parmelle
Stanley S Stephenson
City of Chicago Deferred

Document Number: 47

Docket Text:
Second AMENDED Complaint against all defendants filed by all plaintiffs. (Attachments: # (1) Continuation Second Consolidated Amended Complaint, pp. 51-106# (2) Exhibit A - D)(Courville, Carolyn)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1045387613 [Date=10/28/2005] [FileNumber=2808407-0] [898cc191aefecefa54ed735cd243f75bdc497f168c09d0e5f868c9f0550cde42c0dd89636bf163a8355db8085216370915891 3e5ae22ae2537a8fc8dd40266cf]]
Document description: Continuation Second Consolidated Amended Complaint, pp. 51-106
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1045387613 [Date=10/28/2005] [FileNumber=2808407-1] [4c30dc927c59b4693fa0f25af31b4cbb40928e4b807dc72fd7ae386799cfa0967d113e2e723c30bf5a537b043ba54029cc6c4eb65d01c4c26047fc71c8c52048]]
Document description: Exhibit A - D
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1045387613 [Date=10/28/2005] [FileNumber=2808407-2] [447e4a6a4c088b1004cd4609090997c540fd850f6d777c934a300cbd8fed0fe486bdaaff9bb85579679e7e280cf578a15fed70533646a28409bef946d00d4ca3]]

4:04-cv-2587 Notice will be electronically mailed to:

Jerald Bien-Willner jerryb@blbglaw.com, robert@blbglaw.com;denab@blbglaw.com;kristinas@blbglaw.com;michaelf@blbglaw.com

Thomas E Bilek tbilek@hb-legal.com, llockett@hb-legal.com

Carolyn Paige Courville ccourvil@susmangodfrey.com, jlewis@susmangodfrey.com

Paul D Flack pflack@nickenskeeton.com

Martin I Kaminsky mikaminsky@pollacklawfirm.com,

Charles Stephen Kelley ckelley@mayerbrownrowe.com

Edward T McDermott etmcdermott@pollacklawfirm.com,